SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2013
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	MATERIAL CHANGE REPORT, DATED NOVEMBER 7, 2013.
2	SUBSCRIPTION AGREEMENT, DATED NOVEMBER 4, 2013.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149) and on July 10, 2013 (File No. 333-189880).

DOCUMENT 1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

BlackBerry Limited (“BlackBerry”)
2200 University Avenue East
Waterloo, Ontario
N2K 0A7

Item 2	Date of Material Change

November 4, 2013

Item 3	News Release

A news release was issued through the newswire facilities of Marketwire on November 4, 2013.

Item 4	Summary of Material Change

On November 4, 2013, BlackBerry announced that it has entered into an agreement (the “Subscription Agreement”) pursuant to which Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors (collectively, the “Purchasers”) will invest in BlackBerry through a U.S. $1 billion private placement of convertible debentures (the “Initial Debentures”). Fairfax has agreed to acquire U.S. $250 million principal amount of the convertible debentures. The transaction is expected to be completed within the next two weeks.

Under the terms of the transaction, the Purchasers will subscribe for U.S. $1 billion aggregate principal amount of 6% unsecured subordinated convertible debentures (the “Debentures”) convertible into common shares of BlackBerry at a price of U.S. $10.00 per common share (the “Transaction”). The Debentures have a term of seven years. Based on the number of common shares currently outstanding, if all of the U.S. $1 billion of Debentures were converted, the common shares issued upon conversion would represent approximately 16% of the common shares outstanding after giving effect to the conversion.

Upon the closing of the transaction, John S. Chen will be appointed Executive Chair of BlackBerry’s Board of Directors and, in that role, will be responsible for the strategic direction, strategic relationships and organizational goals of BlackBerry. Prem Watsa, Chairman and CEO of Fairfax, will be appointed Lead Director and Chair of the Compensation, Nomination and Governance Committee. Current directors Thorsten Heins and David Kerr intend to resign from the Board at closing.

In addition, Mr. Heins will step down as Chief Executive Officer at closing and Mr. Chen will serve as Interim Chief Executive Officer pending completion of a search for a new Chief Executive Officer.

The announcement marks the conclusion of the review of strategic alternatives previously announced on August 12, 2013.

The closing of the transaction is subject to customary conditions, including approval from the Toronto Stock Exchange.

Pursuant to the Subscription Agreement, Fairfax has the right to arrange the purchase of up to an additional U.S. $250 million principal amount of the Debentures (the “Additional Debentures”) within 30 days following closing. If an additional U.S. $250 million of Debentures is issued and all U.S. $1.25 billion of Debentures were converted, the common shares issued on conversion would represent approximately 19.2% of the common shares after giving effect to the conversion, based on the number of common shares currently outstanding.

Item 5	Full Description of Material Change

5.1 – Full Description of Material Change

The following description of the Subscription Agreement and the Transaction does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a copy of which is being filed with the Canadian securities regulatory authorities concurrently with this material change report. Capitalized terms not defined herein shall have the meanings ascribed to those terms in the Subscription Agreement.

The Subscription

Conditions of Closing

The closing of the Transaction is subject to certain mutual conditions, including: (a) the approval of the Toronto Stock Exchange of the issuance of the Debentures and the listing of the underlying Common Shares and the approval of NASDAQ Global Select Market of the listing of the underlying Common Shares, in each case without the requirement to seek approval from BlackBerry shareholders; (b) the entering into the indenture governing the Debentures by the indenture trustee, BlackBerry and the guarantors party thereto; (c) that there be no applicable law in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins any party from consummating the Transaction, or that is made in connection with the Transaction and imposes any material restrictions, limitations or conditions on any of the parties; and (d) that no governmental authority shall have commenced any action or proceeding to enjoin the issuance and sale of the Debentures to the Purchasers pursuant to the Subscription Agreement or to suspend or cease or stop trading of securities of BlackBerry, and that no governmental authority shall have given written notice to any party of its intention to commence any such action or proceeding. Closing is also subject to certain conditions in favour of BlackBerry and the Purchasers, respectively, including, in the case of the Purchasers, that (a) John Chen shall have been appointed to the Board and Prem Watsa shall have been appointed to the Board as lead director and as chair of the Compensation, Nomination and Governance Committee of the Board, with the total number of directors following such appointments remaining at 8, and (b) from and including the date of the Agreement up to and including the Closing Date, there shall not have occurred a Material Adverse Effect with respect to BlackBerry.

Break Fee

If prior to the closing, BlackBerry enters into a binding written agreement providing for a transaction that if completed would constitute a Change of Control (generally defined as (i) acquisition of voting control or direction over more than 35% of the outstanding Common Shares, (ii) acquisition of all or substantially all of the assets of BlackBerry and its subsidiaries, or (iii) the completion of a merger, amalgamation, arrangement or similar transaction which results in the holders of Common Shares immediately prior to the completion of such transaction holding less than 50% of the then outstanding Common Shares of the resulting entity immediately after the completion of such transaction):

(a) each Purchaser will have the right to terminate its obligations under the Subscription Agreement, and if the Purchasers are not prepared as a group to purchase all but not less than all of the Initial Debentures, the Purchasers shall notify BlackBerry and the Subscription Agreement shall terminate, in which case BlackBerry covenants and agrees to pay to the Purchasers a fee equal to an aggregate of U.S.$250 million within one business day of the termination of the Subscription Agreement; or

(b) the Purchasers as a group (along with any other purchaser or purchasers that are willing to enter into the Subscription Agreement and become a Purchaser and who are approved by the remaining Purchasers) may elect to purchase all but not less than all of the Initial Debentures, and in the event of such election BlackBerry covenants and agrees that it will pay to the Purchasers who purchase the Debentures at closing a fee equal to an aggregate of U.S.$135 million within one business day following closing.

If at any time following the closing but no later than the 30th day following the closing, BlackBerry enters into a binding written agreement providing for a transaction that if completed would constitute a Change of Control, BlackBerry covenants and agrees that it will pay to the Purchasers who purchased the Debentures a fee equal to an aggregate of U.S.$135 million within one business day of the entering into such agreement.

Covenants

At or prior to closing, BlackBerry shall cause John Chen to be appointed as the Executive Chair of BlackBerry and to be appointed as a director of BlackBerry, shall cause Prem Watsa to be appointed as the lead director of BlackBerry and the Chair of the Compensation, Nomination and Governance Committee of the Board, and shall pay, or cause to be paid all of the reasonable and documented third party, out-of-pocket fees and expenses incurred by Fairfax in connection with (i) the evaluation of the transaction contemplated in a letter of intent between BlackBerry and Fairfax dated September 23, 2013, (ii) the negotiation of that letter of intent, and (iii) the evaluation and initiation of the issue of Debentures, in all cases including without limitation the fees and expenses of all consultants, valuators, and financial and legal advisors to Fairfax, provided that payments will not exceed in the aggregate, U.S.$40 million. BlackBerry shall pay a placement fee to BMO Nesbitt Burns Inc. as settlement agent in connection with the transactions contemplated by the Subscription Agreement in an amount which shall not exceed U.S.$3 million. In addition, BlackBerry shall use its reasonable commercial efforts to obtain a waiver of certain provisions of its existing asset-backed lending arrangement, which is not currently being utilized except for approximately U.S.$6 million relating to outstanding letters of credit as of November 5, 2013, it being agreed that obtaining the waiver will not be a condition to closing.

Standstill

For a period of one year following the Closing Date, neither Fairfax nor its affiliates (including The Sixty Two Investment Company) shall, directly or indirectly and whether alone or by acting jointly or in concert with any other person, in any manner acquire or offer to acquire (whether publicly or otherwise) by any means whatsoever beneficial ownership of any Common Shares or securities convertible into, or exchangeable or exercisable for, Common Shares if, following any such acquisition, Fairfax and its affiliates would, in the aggregate, directly or indirectly, together with their joint actors, beneficially own more than 19.9% of the outstanding Common Shares (assuming, for this purpose, the conversion into, or exchange or exercise for, all securities beneficially owned by Fairfax and its affiliates and their joint actors that are convertible into, or exchangeable or exercisable for, Common Shares).

Hold Period

For a period of one year following the Closing Date, Fairfax and its affiliates shall not, directly or indirectly, transfer, sell, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose (each, a “Transfer”) of any Common Shares or securities convertible into, or exchangeable or exercisable for, Common Shares, if after such Transfer, Fairfax and its affiliates would, in the aggregate, directly or indirectly own less than 9.9% of the outstanding Common Shares (assuming, for this purpose, the conversion into, or exchange or exercise for, all securities beneficially owned by Fairfax and its affiliates and their joint actors that are convertible into, or exchangeable or exercisable for, Common Shares).

Outside Date

If closing has not occurred on or prior to November 27, 2013, any of the Purchasers or BlackBerry may terminate this Agreement (except that the right to terminate the Agreement will not be available to a party whose breach of the Agreement has been the cause of, or resulted in, the failure of the closing to occur by such date). If any closing in respect of Additional Debentures has not occurred by the 30th day following the closing, the option of Fairfax to arrange for the purchase of the Additional Debentures shall expire.

Letter of Intent dated September 23, 2013

BlackBerry and Fairfax agree that the letter of intent dated September 23, 2013 between them is terminated and that each party thereto fully and finally releases the other party from any and all obligations thereunder.

Employment Agreement with John Chen

On the Closing Date, BlackBerry will enter into an employment agreement with Mr. Chen. As Executive Chair, Mr. Chen will have control over strategic direction, strategic relationships, and organization goals of BlackBerry and authority over hiring, retention, duties, and responsibilities of all officers, executives and other employees. Mr. Chen’s remuneration will include base salary of U.S. $1,000,000 and performance bonus of U.S. $2,000,000. Mr. Chen will also be granted 13,000,000 restricted share units vesting as to 25% on the 3rd and 4th anniversary dates of his employment, with the balance vesting on the 5th anniversary.

If Mr. Chen’s employment is terminated without cause, he will be entitled to be paid his salary for the remainder of the year in which he is terminated as well as two times his base salary and two times his base bonus (total of U.S.$6,000,000), and be entitled to benefits (excluding those relating to transportation) for 18 months following such termination. A definitive employment agreement with Mr. Chen will be entered into on the Closing Date.

The Debentures

A summary of the material terms of the Debentures is annexed hereto as Schedule “B”.

5.2 – Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Paul Carpino, Vice-President, Investor Relations of BlackBerry at (519) 888-7465.

Item 9	Date of Report

November 7, 2013

Schedule “A”

Page 1 of 4	11.04.13

1	BLACKBERRY RECEIVES INVESTMENT OF U.S. $1 BILLION
2	FROM FAIRFAX FINANCIAL AND OTHER INSTITUTIONAL INVESTORS
3
4	John S. Chen to be Appointed Executive Chair of BlackBerry’s Board of Directors and Interim CEO;
5	Prem Watsa to be Appointed Lead Director
6
7	Company Concludes Review of Strategic Alternatives and
8	Announces Changes to Board and Leadership Team
9
10	Waterloo, ON, and Toronto, ON – (November 4, 2013) – BlackBerry (Nasdaq: BBRY; TSX: BB), a world
11	leader in the mobile communications market, today announced that it has entered into an agreement
12	pursuant to which Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors
13	(collectively, the “Purchasers”) will invest in BlackBerry through a U.S. $1 billion private placement of
14	convertible debentures. Fairfax has agreed to acquire U.S. $250 million principal amount of the
15	Debentures. The transaction is expected to be completed within the next two weeks.
16
17	Under the terms of the transaction, the Purchasers will subscribe for U.S. $1 billion aggregate principal
18	amount of 6% unsecured subordinated convertible debentures (the “Debentures”) convertible into
19	common shares of BlackBerry at a price of U.S. $10.00 per common share (the “Transaction”), a 28.7%
20	premium to the closing price of BlackBerry common shares on November 1, 2013. The Debentures have
21	a term of seven years. Based on the number of common shares currently outstanding, if all of the U.S.
22	$1 billion of Debentures were converted, the common shares issued upon conversion would represent
23	approximately 16% of the common shares outstanding after giving effect to the conversion.
24
25	Upon the closing of the transaction, John S. Chen will be appointed Executive Chair of BlackBerry’s Board
26	of Directors and, in that role, will be responsible for the strategic direction, strategic relationships and
27	organizational goals of BlackBerry. Prem Watsa, Chairman and CEO of Fairfax, will be appointed Lead
28	Director and Chair of the Compensation, Nomination and Governance Committee and Thorsten Heins
29	and David Kerr intend to resign from the Board at closing.
30
31	In addition, Mr. Heins will step down as Chief Executive Officer at closing and Mr. Chen will serve as
32	Interim Chief Executive Officer pending completion of a search for a new Chief Executive Officer.
33
34	Today’s announcement marks the conclusion of the review of strategic alternatives previously
35	announced on August 12, 2013.
36
37	“Today’s announcement represents a significant vote of confidence in BlackBerry and its future by this
38	group of preeminent, long-term investors,” said Barbara Stymiest, Chair of BlackBerry’s Board. “The
39	BlackBerry Board conducted a thorough review of strategic alternatives and pursued the course of
40	action that it concluded is in the best interests of BlackBerry and its constituents, including its
41	shareholders. This financing provides an immediate cash injection on terms favorable to BlackBerry,
42	enhancing our substantial cash position. Some of the most important customers in the world rely on
43	BlackBerry and we are implementing the changes necessary to strengthen the company and ensure we
44	remain a strong and innovative partner for their needs.”
45
46	Ms. Stymiest added, “I am also pleased that John Chen, a distinguished and proven leader in the
47	technology industry, has agreed to serve as BlackBerry’s Executive Chairman. I look forward to
48	continuing to serve BlackBerry as a member of its Board of Directors and chair of the Board’s Audit and
49	Risk Management Committee. On behalf of the Board, I would also like to thank Thorsten for his service
50	to BlackBerry over the past six years. Under his leadership, BlackBerry established a more efficient cost
51	structure, developed new products, saw the adoption of BES 10 and delivered the BlackBerry 10

Page 2 of 4	11.04.13

52	platform. These are all significant accomplishments. We are grateful for his contributions and wish him
53	well in his future endeavors.”
54
55	“Fairfax is a long-time supporter, investor and partner to BlackBerry and, with this investment,
56	reinforces its deep commitment to the future success of this company,” said Prem Watsa, Chairman and
57	CEO of Fairfax. “I look forward to rejoining the BlackBerry Board and to working with the other directors
58	and management team, under John Chen’s leadership, to shape the next stage of BlackBerry’s strategy
59	and growth.”
60
61	“I am pleased to join a company with as much potential as BlackBerry,” said Mr. Chen. “BlackBerry is an
62	iconic brand with enormous potential – but it’s going to take time, discipline and tough decisions to
63	reclaim our success. I look forward to leading BlackBerry in its turnaround and business model
64	transformation for the benefit of all of its constituencies, including its customers, shareholders and
65	employees.”
66
67	The closing of the transaction is subject to customary conditions, including approval from the Toronto
68	Stock Exchange.
69
70	Pursuant to the Transaction agreement, the investors have an option to purchase up to an additional
71	U.S. $250 million principal amount of Debentures within 30 days following closing. If an additional U.S.
72	$250 million of Debentures is issued and all U.S. $1.25 billion of Debentures were converted, the
73	common shares issued upon conversion would represent approximately 19.2% of the common shares
74	after giving effect to the conversion, based on the number of common shares currently outstanding.
75
76	About John Chen
77	John Chen previously served as the chairman and CEO of Sybase Inc., beginning in 1998. Under Mr.
78	Chen’s leadership, Sybase was transformed from a mature technology company into a high-growth
79	enterprise data management, data warehousing, mobility management and analytics innovator that was
80	acquired by SAP AG in 2010. At Sybase, Mr. Chen introduced the concept of the “Unwired Enterprise”,
81	extending enterprise applications to mobile users. Prior to Sybase, Mr. Chen held a series of executive
82	positions at Siemens AG, Pyramid Technology Corp., and Burroughs Corp. He started his career as a
83	design engineer with Unisys Corp. Mr. Chen is currently a director of Wells Fargo & Company and The
84	Walt Disney Company.
85
86	About Prem Watsa
87	Prem Watsa is the Chairman of the Board of Directors and the Chief Executive Officer of Fairfax Financial
88	Holdings Limited, a financial services holding company whose corporate objective is to achieve a high
89	rate of return on invested capital and build long-term shareholder value, since 1985. He is also Vice
90	President of Hamblin Watsa Investment Counsel Ltd. since 1985.
91
92	J.P. Morgan Securities LLC, Perella Weinberg Partners and RBC Capital Markets are serving as financial
93	advisors to BlackBerry and Skadden, Arps, Slate, Meagher & Flom LLP, Torys LLP and Blake, Cassels &
94	Graydon LLP are serving as legal advisors. BDT & Company, LLC, BofA Merrill Lynch and BMO Capital
95	Markets are acting as financial advisors to Fairfax, and Shearman & Sterling LLP and McCarthy Tétrault
96	LLP are acting as legal advisors. BMO Capital Markets is also acting as the sole bookrunner for the
97	private placement.
98
99	About BlackBerry
100	A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was
101	introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around
102	the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in

Page 3 of 4	11.04.13

103	Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America.
104	BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX:
105	BB). For more information, visit www.blackberry.com.
106
107	Contacts:
108
109	BlackBerry
110	Media Contact:
111	BlackBerry Media Relations
112	519-888-7465 x77273
113	mediarelations@blackberry.com
114
115	Investor Contact:
116	BlackBerry Investor Relations
117	(519) 888-7465
118	investor_relations@blackberry.com
119
120	Fairfax
121	Fairfax Financial Holdings Limited
122	John Varnell
123	Vice President, Corporate Development
124	(416) 367-4941
125	(416) 367-4946 (FAX)
126
127	The Debentures have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S.
128	Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit
129	of U.S. persons (as defined in Regulation S under the U.S. Securities Act), absent registration or an
130	applicable exemption from registration requirements. This press release shall not constitute an offer to
131	sell or the solicitation of an offer to buy nor shall there be any sale of the Debentures in any state in
132	which such offer, solicitation or sale would be unlawful prior to registration or qualification under the
133	securities laws of any such state.
134
135	This news release contains forward-looking statements within the meaning of the U.S. Private Securities
136	Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s
137	expectations regarding new product initiatives and timing, including the BlackBerry 10 platform;
138	BlackBerry’s plans and expectations regarding new service offerings, and assumptions regarding its
139	service revenue model; BlackBerry’s plans, strategies and objectives, and the anticipated opportunities
140	and challenges in fiscal 2014; anticipated demand for, and BlackBerry’s plans and expectations relating
141	to, programs to drive sell-through of the company’s BlackBerry 10 smartphones; BlackBerry’s
142	expectations regarding financial results for the second quarter of fiscal 2014; BlackBerry’s expectations
143	with respect to the sufficiency of its financial resources; BlackBerry’s ongoing efforts to streamline its
144	operations and its expectations relating to the benefits of its Cost Optimization and Resource Efficiency
145	(“CORE”) program and similar strategies; BlackBerry’s plans and expectations regarding marketing and
146	promotional programs; and BlackBerry’s estimates of purchase obligations and other contractual
147	commitments. The terms and phrases “expects”, “believe”, “focused”, “getting”, “opportunities”, “we
148	are seeing”, “continuing”, “drive”, “improve”, “should”, “will”, “increasing”, “anticipated”, and similar
149	terms and phrases are intended to identify these forward-looking statements. Forward-looking
150	statements are based on estimates and assumptions made by BlackBerry in light of its experience and its
151	perception of historical trends, current conditions and expected future developments, as well as other
152	factors that BlackBerry believes are appropriate in the circumstances, including but not limited to the
153	launch timing and success of products based on the BlackBerry 10 platform, general economic

Page 4 of 4	11.04.13

154	conditions, product pricing levels and competitive intensity, supply constraints, BlackBerry’s
155	expectations regarding its business, strategy, opportunities and prospects, including its ability to
156	implement meaningful changes to address its business challenges, and BlackBerry’s expectations
157	regarding the cash flow generation of its business. Many factors could cause BlackBerry’s actual results,
158	performance or achievements to differ materially from those expressed or implied by the forward-
159	looking statements, including, without limitation: BlackBerry’s ability to enhance its current products
160	and services, or develop new products and services in a timely manner or at competitive prices,
161	including risks related to new product introductions; risks related to BlackBerry’s ability to mitigate the
162	impact of the anticipated decline in BlackBerry’s infrastructure access fees on its consolidated revenue
163	by developing an integrated services and software offering; intense competition, rapid change and
164	significant strategic alliances within BlackBerry’s industry; BlackBerry’s reliance on carrier partners and
165	distributors; risks associated with BlackBerry’s foreign operations, including risks related to recent
166	political and economic developments in Venezuela and the impact of foreign currency restrictions; risks
167	relating to network disruptions and other business interruptions, including costs, potential liabilities, lost
168	revenues and reputational damage associated with service interruptions; risks related to BlackBerry’s
169	ability to implement and to realize the anticipated benefits of its CORE program; BlackBerry’s ability to
170	maintain or increase its cash balance; security risks; BlackBerry’s ability to attract and retain key
171	personnel; risks related to intellectual property rights; BlackBerry’s ability to expand and manage
172	BlackBerry® WorldTM; risks related to the collection, storage, transmission, use and disclosure of
173	confidential and personal information; BlackBerry’s ability to manage inventory and asset risk;
174	BlackBerry’s reliance on suppliers of functional components for its products and risks relating to its
175	supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third
176	parties; BlackBerry’s ability to successfully maintain and enhance its brand; risks related to government
177	regulations, including regulations relating to encryption technology; BlackBerry’s ability to continue to
178	adapt to recent board and management changes and headcount reductions; reliance on strategic
179	alliances with third-party network infrastructure developers, software platform vendors and service
180	platform vendors; BlackBerry’s reliance on third-party manufacturers; potential defects and
181	vulnerabilities in BlackBerry’s products; risks related to litigation, including litigation claims arising from
182	BlackBerry’s practice of providing forward-looking guidance; potential charges relating to the
183	impairment of intangible assets recorded on BlackBerry’s balance sheet; risks as a result of actions of
184	activist shareholders; government regulation of wireless spectrum and radio frequencies; risks related to
185	economic and geopolitical conditions; risks associated with acquisitions; foreign exchange risks; and
186	difficulties in forecasting BlackBerry’s financial results given the rapid technological changes, evolving
187	industry standards, intense competition and short product life cycles that characterize the wireless
188	communications industry, and the company's previously disclosed review of strategic alternatives.
189	These risk factors and others relating to BlackBerry are discussed in greater detail in the “Risk Factors”
190	section of BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F
191	and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A
192	(copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be
193	considered carefully, and readers should not place undue reliance on BlackBerry’s forward-looking
194	statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-
195	looking statements, whether as a result of new information, future events or otherwise, except as
196	required by law.
197
198

Schedule “B”

DESCRIPTION OF THE DEBENTURES

Defined terms used in “Description of Debentures” and not otherwise defined herein have the meanings given to such terms in the BlackBerry Indenture (as defined below).

Debentures

The following description of the Debentures does not purport to be complete and is qualified in its entirety by reference to the BlackBerry Indenture, a form of which is being filed with the Canadian securities regulatory authorities concurrently with this material change report. Capitalized terms used in this Schedule “B” but not defined herein shall have the meanings ascribed to those terms in the BlackBerry Indenture.

General

The Debentures will be limited to an aggregate principal amount of up to U.S.$1.25 billion and will be created and issued under a trust indenture (the “BlackBerry Indenture”) to be dated as of the Closing Date made between BlackBerry, the Guarantors and Computershare Trust Company of Canada, as trustee (the “Trustee”).

The Debentures will be dated as of the Closing Date (as defined in the Subscription Agreement) and will mature on the 7th anniversary of the Closing Date or such earlier date on which the Debentures become payable pursuant to the terms of the BlackBerry Indenture (the “Maturity Date”). The Debentures will be issuable only in denominations of U.S.$1,000 and integral multiples thereof and will bear interest from and including the date of issue at 6% per annum, which will be payable quarterly in arrears on the last day of February, May, August and November in each year, provided that if an Event of Default under the BlackBerry Indenture has occurred and is continuing, interest will be calculated on the basis of 10% per annum instead of 6% per annum.

The principal amount of and interest on the Debentures will be payable in lawful money of the United States. The Debentures will be direct obligations of BlackBerry and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to certain other liabilities of BlackBerry including the asset-backed lending facility established by BlackBerry on August 27, 2013.

Conversion Right

The Debentures will be convertible (the “Conversion Right”) at the holder’s option into fully paid Common Shares of BlackBerry (“Shares”) at any time during the period starting on the 10th day following the issuance of the Debentures and ending on the third business day prior to the Maturity Date, at the Conversion Price, initially being U.S.$10.00 per Share and representing a Conversion Rate of approximately 100 Shares for each U.S.$1,000 principal amount of Debentures, subject to adjustment upon the occurrence of certain events in accordance with the provisions of the BlackBerry Indenture. In order to exercise its option to convert, a holder shall deliver a Conversion Notice to the Trustee (with a copy to BlackBerry).

Subject to the provisions thereof, the BlackBerry Indenture will provide for the adjustment of the Conversion Rate in certain events including: (a) the payment of a dividend or a distribution on all or substantially all of the Shares in Shares; (b) the subdivision of the outstanding Shares into a greater number of shares, or the combination of outstanding Shares into a smaller number of shares; (c) the fixing of a record date for the issuance of rights or warrants to all or substantially all holders of outstanding Shares entitling them to subscribe for or purchase Shares (or other securities convertible into Shares) at a price per Share (or having a conversion price per Share) that is less than 95% of the Current Market Price per Share; (d) payment of a dividend or other distribution to all or substantially all holders of Shares consisting of certain evidences of indebtedness or certain other assets of BlackBerry; (e) following the issuance or distribution of any rights or warrants pursuant to any rights plan BlackBerry implements after the date of the BlackBerry Indenture, the separation of such rights or warrants from the Shares in certain circumstances; (f) a cash distribution (other than a Distribution Paid in the Ordinary Course or upon liquidation or dissolution of BlackBerry) to all holders of Shares; (g) the expiration of certain issuer bids for Shares made by BlackBerry or any of its subsidiaries; (h) the issuance of Shares pursuant to a non-public offering (other than in certain circumstances described in the BlackBerry Indenture) at a price per Share (or bearing a conversion price per Share) that is less than 95% of the then-current market price, subject to TSX approval, and (i) the taking of certain other actions affecting the Shares which, in the opinion of the board of directors, would materially affect the conversion rights of holders of Debentures, subject to TSX approval.

If any of the following events occur (each a “Business Combination”): (a) any recapitalization, reclassification or change (other than a change resulting from a combination or subdivision) of the Shares, (b) any consolidation, amalgamation, merger, arrangement or combination involving BlackBerry, (c) any sale, conveyance or lease of all or substantially all of the property and assets of BlackBerry, other than to one or more of BlackBerry’s subsidiaries, or (d) any statutory share exchange, the terms of the conversion privilege shall be adjusted to give appropriate effect thereto.

Redemption and Purchase

The Debentures may not be redeemed by BlackBerry before the third anniversary of the Closing Date. On or after the third anniversary of the Closing Date and prior to maturity, the Debentures may be redeemed by BlackBerry, in whole or in part from time to time, at the option of BlackBerry on not more than 60 days and not less than 40 days’ prior notice for cash at the following redemption prices:

•	104% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest, if redeemed prior to the 4th anniversary of the Closing Date;

•
103% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest, if redeemed on or after the 4th anniversary of the Closing Date and prior to the 5th anniversary of the Closing Date;

•
102% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest, if redeemed on or after the 5th anniversary of the Closing Date and prior to the 6th anniversary of the Closing Date; and

•
101% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest, if redeemed on or after the 6th anniversary of the Closing Date and prior to the 7th anniversary of the Closing Date.

Provided that no Event of Default has occurred and is continuing, BlackBerry will have the right at any time and from time to time to purchase all or any of the Debentures in the market, by tender or by private contract, at any price and subject to compliance with applicable securities laws.

Maturity

On the Maturity Date, BlackBerry will repay the indebtedness represented by the Debentures in whole or in part, by paying to the Trustee in lawful money of the United States an amount equal to the aggregate principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon.

Fractional Shares

No fractional Shares shall be delivered to the Trustee or holders of Debentures upon conversion, but, in lieu thereof, if such a fraction shall become owing, BlackBerry shall pay to the Trustee on account of the holders of Debentures, at the time of delivery of the Shares, the cash equivalent thereof determined on the basis of the then current market value of the fractional share. The current market value of a fractional share shall be determined (calculated to the nearest 1/100th of a share) by multiplying the closing price of the Shares on the Trading Day immediately preceding the date of delivery by such fractional share and rounding the product to the nearest whole cent.

Cancellation

All Debentures converted, redeemed or purchased will be cancelled and may not be reissued or resold.

Change of Control

If a Change of Control (as defined below) occurs prior to the Maturity Date, BlackBerry shall be required to make an offer to the holders of Debentures to repurchase for cash all or any portion of the Debentures of such holder (the “Change of Control Repayment Offer”), at a price equal to 115% of the principal amount of the Debenture to be purchased, plus any accrued and unpaid interest (the “Change of Control Repurchase Price”) on a date that is not less than 30 nor more than 45 days after the date of the Change of Control Issuer Notice referred to below (the “Change of Control Repurchase Date”) (provided that in the case of a Change of Control caused by Fairfax or any affiliate thereof, whether by itself or together with any other person with whom Fairfax or any such affiliate is acting jointly or in concert, BlackBerry shall not be required to make a Change of Control Repayment offer with respect to any Debentures beneficially held by Fairfax or any affiliate thereof or any other such person). As promptly as practicable following the Change of Control, but in any event within ten (10) days after the occurrence of such Change of Control, BlackBerry shall provide notice (the “Change of Control Issuer Notice”) of the Change of Control to the Trustee and the holders of Debentures and make the offer to repurchase the Debentures in the manner provided in the Indenture. A holder may accept a Change of Control Repayment Offer by delivering written notice (a “Change of Control Repurchase Notice”) to BlackBerry or the Trustee at any time prior to the close of business on the second business day next preceding the Change of Control Repurchase Date, subject to extension to comply with applicable laws. BlackBerry is only obliged to purchase a portion of a Debenture if the principal amount of such portion is U.S.$1,000 or an integral multiple of U.S.$1,000. Any holder delivering the Change of Control Repurchase Notice has the right to withdraw such Change of Control Repurchase Notice in whole or in a portion thereof that is a principal amount of U.S.$1,000 or in an integral multiple thereof, at any time prior to the close of business on the third business day prior to the Change of Control Repurchase Date by delivering a written notice of withdrawal to the Trustee. Upon receipt by the Trustee of a Change of Control Repurchase Notice, the holder will be entitled to receive the Change of Control Repurchase Price with respect to such Debenture.

A “Change of Control” will be defined in the BlackBerry Indenture as (a) the acquisition by any person or one or more members of a group of persons acting jointly or in concert, directly or indirectly, in a single transaction or a series of related transactions, of voting control or direction over more than 35% of the then outstanding Shares; (b) the acquisition of all or substantially all of the assets of BlackBerry and its subsidiaries; or (c) the completion of a merger, amalgamation, arrangement or similar transaction which results in holders of Shares immediately prior to the completion of such transaction holding, in the aggregate, less than 50% of the then outstanding Shares of the resulting entity immediately after the completion of such transaction.

Events of Default

The BlackBerry Indenture will provide that an event of default (“Event of Default”) in respect of the Debentures will occur if any one or more of the following events occurs with respect to the Debentures: (a) a default in payment of any principal amount or any purchase price, or Change of Control Repurchase Price with respect to the Debentures, when the same becomes due and payable; (b) a default in payment of interest (including any Additional Amounts) on any Debentures when due and payable and the continuance of such default for ten (10) days; (c) a default in the observance of a covenant contained in certain sections of the BlackBerry Indenture and the continuance of such default for five (5) business days; (d) default in the delivery to any holder when due of Shares and any cash payable in respect of fractional shares upon conversion with respect to the Debentures, which default continues for three (3) business days; (e) a default by BlackBerry or any Guarantor in performing or observing any of the other covenants, agreements or obligations of BlackBerry or the Guarantor, as the case may be, as described in the BlackBerry Indenture, and the continuance of such default for thirty (30) days after written notice to BlackBerry by the Trustee or by the holders of not less than 25% in the principal amount of Outstanding Debentures requiring the same to be remedied; (f) the failure to make a Change of Control Repayment Offer upon the occurrence of a Change of Control; (g) certain events of bankruptcy or winding-up involving BlackBerry or a Guarantor; (h) any of the Guarantees shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any person acting on behalf of a Guarantor, denying or disaffirming its obligations under its Guarantee; and (i) (A) if BlackBerry or any Guarantor is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make whole amount on any Indebtedness that is outstanding in an aggregate principal amount of more than U.S.$50,000,000 (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (B) if BlackBerry or any Guarantor is in default in the performance of or compliance with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount of more than U.S.$50,000,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and in each case as a consequence of such default or condition such Indebtedness has become or has been declared due and payable before its stated maturity or before its regularly schedule dates of payment, or (C) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Indebtedness to convert such Indebtedness in equity interests), BlackBerry or any Guarantor becomes obligated to purchase or repay Indebtedness (including any Specified Senior Indebtedness) before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of more than U.S.$50,000,000 or its equivalent in the relevant currency of payment).

Amendments

The rights of the holders of the Debentures may be amended or supplemented in accordance with the terms of the Indenture. Any such amendment or supplement will require the consent of the holders of such portion of the aggregate principal amount of the Debentures then outstanding as will be specified in the BlackBerry Indenture.

Negative Covenants

Without the consent of the holders of not less than 66 ⅔% of the aggregate principal amount of the Debentures then Outstanding, (i) BlackBerry shall not, and shall not permit any of its subsidiaries to, directly or indirectly, incur, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness or permit any Indebtedness to be outstanding, other than as set out in the Indenture, including Specified Senior Indebtedness in an aggregate principal amount at any one time outstanding not to exceed U.S.$550,000,000 at any time, indebtedness up to an aggregate amount not to exceed U.S.$450,000,000 in relation to certain ordinary course indebtedness, and Indebtedness that is subordinated to the Debentures, and (ii) in certain circumstances, none of BlackBerry or the Guarantors will create, incur, assume or suffer to exist any Lien on their present or future property or assets, except for Permitted Liens.

Governing Law

Each of the BlackBerry Indenture and the Debentures will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

DOCUMENT 2

EXECUTION VERSION

SUBSCRIPTION AGREEMENT

November 4, 2013

BlackBerry Limited
295 Phillip Street
Waterloo, Ontario
Canada N2L 3W8

Dear Sirs/Mesdames:

This letter agreement (the “Agreement”) is further to our recent meetings and discussions regarding a transaction (the “Transaction”) pursuant to which the undersigned, Fairfax Financial Holdings Limited (“Fairfax”), Mackenzie Financial Corporation, Canso Investment Counsel Ltd., Markel Corporation, Brookfield Asset Management Inc. and Qatar Holding LLC (collectively the “Purchasers” and each a “Purchaser”), will subscribe for, and BlackBerry Limited (“BlackBerry”) will issue to each Purchaser, the principal amount set out beside its name on Schedule A of 6% unsecured subordinated convertible debentures of BlackBerry (the “Initial Debentures”) on a private placement basis, for an aggregate subscription price of U.S.$1,000,000,000 (the “Purchase Price”). BlackBerry hereby grants Fairfax an irrevocable option to arrange for the purchase, in whole or in part, on a private placement basis, of additional 6% unsecured subordinated convertible debentures (the “Additional Debentures”) for an aggregate subscription price of up to U.S.$250,000,000 by giving notice to BlackBerry on or prior to the 30th day following the Closing Date. Fairfax shall have the right to allow one or more new investors who agree to be bound by the terms of this Agreement as a purchaser (provided that the inclusion of any such new investor would not materially hinder or delay closing of the Transaction or cause any additional approvals, clearances, consents, registrations, permits, authorizations, notices and other confirmations to be required to be obtained from any Governmental Authority (as defined below) or other entity or person), to subscribe for such Additional Debentures. The Initial Debentures and the Additional Debentures are collectively referred to herein as the “Debentures”. Any portion of the principal amount of the Debentures outstanding is convertible into common shares of BlackBerry (the “Underlying Common Shares”) in accordance with the terms of the Indenture.

This Agreement sets out the terms and conditions upon which, for good and valuable consideration, BlackBerry and each of the Purchasers (collectively, the “parties”) agree to complete the Transaction.  All rights and obligations of the Purchasers hereunder are several, and not joint nor joint and several. BlackBerry acknowledges that one or more of the Purchasers is a registered portfolio manager acting on behalf of one or more fully managed accounts managed by it and, as such, would be deemed by Section 2.3(4) of NI 45-106 (as defined below) to be purchasing the Debentures as principal.

1.	Purchase of the Debentures.

Each Purchaser hereby subscribes for and agrees, severally and not jointly, to purchase from BlackBerry, and BlackBerry hereby agrees to issue or cause to be issued to each such Purchaser on the Closing Date, that principal amount of Debentures as is set out beside its name on Schedule A for aggregate consideration equal to such principal amount, on the terms and conditions set forth in this Agreement.

2.	Mutual Conditions of Closing.

Each Purchaser’s obligation to purchase the applicable principal amount of Debentures from BlackBerry and BlackBerry’s obligation to issue and sell the applicable principal amount of Debentures to each Purchaser are subject to the fulfilment of each of the following conditions, which conditions are for the mutual benefit of the Purchasers and BlackBerry and may be waived only by the mutual consent of the Purchasers and BlackBerry:

(a)
the Toronto Stock Exchange (“TSX”) shall have approved the issuance of the Debentures and the listing of the Underlying Common Shares and the NASDAQ Global Select Market (“NASDAQ”) shall have approved the listing of the Underlying Common Shares, in each case subject only to the satisfaction of customary listing conditions, and without the requirement to seek the approval of the shareholders of BlackBerry;

(b)	the Indenture has been entered into by the Indenture Trustee, BlackBerry and the Guarantors;

(c)
there shall not be in effect any applicable domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, notice, order, injunction, judgment, decree, ruling or other similar requirement enacted, made, issued, adopted, promulgated or applied by a Governmental Authority (collectively, “laws”) that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins any party from consummating the Transaction, or that is made in connection with the Transaction and imposes any material restrictions, limitations or conditions on any of the parties; and

(d)
no Governmental Authority shall have commenced any action or proceeding to enjoin the issuance and sale of the Debentures to the Purchasers pursuant to this Agreement or to suspend or cease or stop trading of securities of BlackBerry, and no Governmental Authority shall have given written notice to any party of its intention to commence any such action or proceeding.

3.	Conditions of Closing for the Benefit of BlackBerry.

Each Purchaser acknowledges and agrees that BlackBerry’s obligation to issue and sell the Debentures to the Purchasers is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of BlackBerry and may be waived, in whole or in part, by BlackBerry in its sole discretion:

(a)
the representations, warranties and acknowledgements of each Purchaser set forth in this Agreement shall be true and correct in all material respects as at the Closing Date, with the same force and effect as if made as at the Closing Date (except for representations, warranties and acknowledgements made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations, warranties and acknowledgements that are subject to a materiality qualification, which must be true and correct in all respects); and

(b)	all covenants of each Purchaser under this Agreement to be performed prior to the Closing shall have been duly performed in all material respects.

4.	Conditions of Closing for the Benefit of the Purchasers.

BlackBerry acknowledges and agrees that each Purchaser’s obligation to purchase the Debentures from BlackBerry is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Purchasers and may be waived, in whole or in part, by the Purchasers in their sole discretion:

(a)
the representations and warranties of BlackBerry set forth in this Agreement shall be true and correct in all material respects as at the Closing Date, with the same force and effect as if made by BlackBerry as at the Closing Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations and warranties that are subject to a materiality or Material Adverse Effect qualification, which must be true and correct in all respects);

(b)	all covenants of BlackBerry to be performed under this Agreement shall have been duly performed in all material respects;

(c)
John Chen shall have been appointed to the Board and Prem Watsa shall have been appointed to the Board as lead director and as chair of the Compensation, Nomination and Governance Committee of the Board with the total number of directors following such appointments remaining at 8;

(d)	from and including the date hereof up to and including the Closing Date, there shall not have occurred a Material Adverse Effect;

(e)
each Purchaser shall have received a legal opinion addressed to the Purchasers in form and substance satisfactory to the Purchasers and their counsel, acting reasonably, dated the Closing Date, from counsel to BlackBerry (who may rely, as to matters of fact, on certificates of public officials and officers of BlackBerry) with respect to the following matters:

(i)
that BlackBerry is a corporation existing under the laws of Ontario and has the corporate power to enter into and perform its obligations under this Agreement, and has the corporate power and capacity to own or hold its properties and to conduct the businesses carried on by it;

(ii)	as to the authorized share capital of BlackBerry;

(iii)	that the execution and delivery of and performance by BlackBerry of this Agreement has been authorized by all necessary corporate action on the part of BlackBerry;

(iv)
that this Agreement has been duly executed and delivered by BlackBerry, and constitutes a legal, valid and binding agreement of BlackBerry enforceable against it in accordance with its terms, subject to customary qualifications;

(v)
that neither the execution and delivery of this Agreement, the Indenture or the Debentures, nor the performance by BlackBerry of its obligations hereunder or thereunder, will conflict with or result in any breach of the constating documents or by-laws of BlackBerry;

(vi)
that the issuance of the Debentures has been authorized by all necessary corporate action on the part of BlackBerry, that the Debentures have been duly executed and delivered by BlackBerry and that subject to receipt of payment in full for them, the Debentures will be legal, valid and binding agreements of BlackBerry enforceable against it in accordance with their terms, subject to customary qualifications;

(vii)	that the execution and delivery of and performance by BlackBerry of the Indenture has been authorized by all necessary corporate action on the part of BlackBerry;

(viii)
that the Indenture has been duly executed and delivered by BlackBerry, and constitutes a legal, valid and binding agreement of BlackBerry enforceable against it in accordance with its terms, subject to customary qualifications;

(ix)
that the Underlying Common Shares have been validly authorized for issuance by BlackBerry and, upon the conversion of the Debentures in accordance with the terms and conditions of the Debentures, and when issued, will be validly issued and outstanding as fully paid Common Shares;

(x)
that the issuance and sale by BlackBerry of the Debentures to the Purchaser in accordance with this Agreement is exempt from the prospectus and registration requirements of applicable securities laws in Ontario and no documents are required to be filed by BlackBerry (other than customary private placement reports accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the applicable securities laws in Ontario to permit such issuance and sale;

(xi)
no filing, proceeding, approval, consent or authorization is required to be made, taken or obtained under the laws of Ontario to permit the issuance by BlackBerry of the Underlying Common Shares upon the conversion of the Debentures in accordance with the terms and conditions of the Debentures to the holders of the Debentures;

(xii)	the first trade of the Debentures in Ontario will not be a distribution or otherwise subject to the prospectus and registration requirements of applicable securities laws in Ontario if:

(A)	BlackBerry is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding such first trade;

(B)	at the time of the first trade, at least four months have elapsed from the date of distribution of the Debentures;

(C)
the certificates representing the Debentures carry a legend, or an ownership statement issued under a direct registration system or other electronic book-entry system acceptable to the regulators bears a legend restriction notation, as required by Section 2.5(2)3(a) of National Instrument 45-102 Resale of Securities;

(D)	the trade is not a “control distribution” as defined in National Instrument 45-102 Resale of Securities;

(E)
no unusual effort is made to prepare the market or to create a demand for the Debentures subject to such trade and no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(F)
if the seller of the Debentures is an “insider” or “officer” of BlackBerry (as those terms are defined in applicable securities laws), the seller has no reasonable grounds to believe that BlackBerry is in default of any requirement of securities legislation; and

(xiii)
the first trade by a holder of Underlying Common Shares upon the conversion of the Debentures in accordance with the terms and conditions of the Debentures will not be a distribution or otherwise subject to the prospectus and registration requirements of applicable securities laws in Ontario, and no filing, proceeding, approval, consent or authorization will be required to be made, taken or obtained under the laws of Ontario to permit such trade or distribution, through investment dealers or brokers, if required, registered under the applicable legislation of Ontario who have complied with the relevant provisions of such legislation.

5.	Delivery and Payment.

The closing of the issuance of the Initial Debentures (the “Closing”) will, subject to the satisfaction or waiver of each of the conditions set forth in Sections 2, 3 and 4 of this Agreement, take place on the third Business Day following the date that the parties have received notice from BlackBerry that the condition of Closing set forth in Section 2(a) of this Agreement has been satisfied, or as soon thereafter as the other conditions of Closing can be satisfied or have been waived (such date, the “Closing Date”), at 10:00 a.m. (Toronto time) at the offices of Torys LLP, 79 Wellington Street West, Toronto, Ontario, M5K 1N2; or at such other time and date or such other place as may be agreed upon orally or in writing by the parties. The closing of any issuance of the Additional Debentures (the “Additional Debenture Closing”) shall take place on the third Business Day following the date on which BlackBerry receives notice of the exercise of the option described in the first paragraph of this Agreement. The Purchasers have appointed BMO Nesbitt Burns Inc. (the “Settlement Agent”) as settlement agent to act on behalf of the Purchasers for the purposes of the Closing and the Additional Debentures Closing and the settlement of the purchase of the Debentures.

6.	Break Fee

(1)
If prior to the Closing, BlackBerry enters into a binding written agreement providing for a transaction that if completed would constitute a Change of Control, each Purchaser has the right to terminate its obligations under this Agreement, provided that it provides notice prior to Closing to BlackBerry and the other Purchasers of such decision. In such case, if the Purchasers are not prepared as a group to purchase all but not less than all of the Initial Debentures offered on the terms hereof as contemplated in Section 6(2), the Purchasers shall so notify BlackBerry and upon delivery of such notice this Agreement shall terminate. BlackBerry covenants and agrees that it will pay to the Purchasers a fee equal to an aggregate of U.S.$250 million within one Business Day of the termination of this Agreement as provided in this Section 6(1), such fee to be paid to Fairfax on behalf of all Purchasers, to be divided amongst the Purchasers as they will determine.

(2)
If prior to the Closing, BlackBerry enters into a binding written agreement providing for a transaction that if completed would constitute a Change of Control, and this Agreement has not been terminated pursuant to Section 6(1) and the Purchasers are prepared as a group (along with any other purchaser or purchasers that are willing to enter into this Agreement and become a Purchaser hereunder and who are approved by the remaining Purchasers) to purchase all but not less than all of the Initial Debentures offered on the terms hereof, the remaining and new, if any, Purchasers will have the right to purchase the Initial Debentures on the terms hereof and Schedule A will be amended accordingly. In such case, BlackBerry covenants and agrees that it will pay to the Purchasers who purchase the Debentures at Closing a fee equal to an aggregate of U.S.$135 million, within one Business Day following the Closing, such fee to be paid to Fairfax on behalf of all Purchasers, to be divided amongst the Purchasers as they will determine.

(3)
If at any time following the Closing but no later than the 30th day following the Closing, BlackBerry enters into a binding written agreement  providing for a transaction that if completed would constitute a Change of Control, BlackBerry covenants and agrees that it will pay to the Purchasers who purchased the Debentures a fee equal to an aggregate of U.S.$135 million, within one Business Day of entering into such agreement, such fee to be paid to Fairfax on behalf of all Purchasers, to be divided amongst such Purchasers as they will determine.

(4)	In no event shall the Purchasers be entitled to receive a fee under more than one clause under this Section 6.

7.	Covenants

(1)	The Purchasers shall deliver or cause to be delivered to BlackBerry at or prior to Closing:

(a)
all documentation as may be required from the Purchasers by applicable securities laws (including the rules and requirements of the TSX and NASDAQ, as applicable) in connection with the purchase by the Purchasers of the Debentures;

(b)
wire transfers in immediately available United States funds to an account designated by BlackBerry in writing at least 2 days prior to Closing, in the aggregate amount of the subscription price for the Debentures being purchased, such wire transfers to be made by the Settlement Agent on behalf of the Purchasers;

(c)
a certificate of each Purchaser, signed on behalf of such Purchaser, without personal liability, by a senior officer of such Purchaser, addressed to BlackBerry and dated the Closing Date certifying that (i) the representations, warranties and acknowledgements of such Purchaser set forth in this Agreement which are qualified by materiality are true and correct in all respects as at the Closing Date, with the same force and effect as if made by the Purchaser as at the Closing Date (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date, in which event, such representations, warranties and acknowledgements shall be true and correct as of such earlier date), (ii) all other representations, warranties and acknowledgements of such Purchaser set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by such Purchaser as at the Closing Date (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date, in which event, such representations, warranties and acknowledgements shall be true and correct in all material respects as of such earlier date), and (iii) such Purchaser has performed in all material respects its obligations under this Agreement required to be performed on or prior to the Closing Date; and

(2)	At or prior to Closing, BlackBerry shall:

(a)	deliver or cause to be delivered to the Settlement Agent on behalf of the Purchasers:

(i)
one or more global certificates representing the Debentures registered in the name of “CDS & CO.” or as the Purchasers may otherwise direct in writing, against payment by the Settlement Agent of the subscription price for the Debentures being purchased, with such Debentures to be issued in “book-entry only” form in accordance with registration instructions provided by the Purchasers;

(ii)
a certificate of BlackBerry, signed on behalf of BlackBerry, without personal liability, by a senior officer of BlackBerry, addressed to each Purchaser and dated the Closing Date certifying that (i) the representations and warranties of BlackBerry set forth in this Agreement which are qualified by materiality or Material Adverse Effect are true and correct in all respects as at the Closing Date, with the same force and effect as if made by BlackBerry as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct as of such earlier date), (ii) all other representations and warranties of BlackBerry set forth in this Agreement are true and correct in all material respects as at the Closing Date, with the same force and effect as if made by BlackBerry as at the Closing Date (except to the extent that such representations and warranties expressly speak of an earlier date, in which event, such representations and warranties shall be true and correct in all material respects as of such earlier date), (iii)

BlackBerry has performed in all material respects its obligations under this Agreement required to be performed on or prior to the Closing Date, and (iv) since the date hereof, there has not occurred a Material Adverse Effect;

(iii)
certified copies of (i) the articles and by-laws of BlackBerry and each Guarantor, and (ii) all resolutions of the board of directors of BlackBerry approving the entering into and completion of the transactions contemplated by this Agreement;

(iv)	a certificate of Computershare Investor Services Inc. confirming the issued and outstanding Common Shares;

(v)
evidence satisfactory to the Purchasers of the approval of the listing and posting for trading on the TSX and NASDAQ of the Underlying Common Shares subject only to the satisfaction by BlackBerry of customary listing conditions, which conditions shall not include a requirement of shareholder approval prior to the issuance of the Debentures;

(vi)	the Guarantees executed by the Guarantors; and

(vii)	the opinion contemplated in Section 4(e) of this Agreement;

(b)	execute and deliver the Indenture;

(c)	cause John Chen to be appointed as the Executive Chair of BlackBerry on the employment terms attached as Schedule B to this Agreement and to be appointed as a director of BlackBerry;

(d)	cause Prem Watsa to be appointed as the lead director of BlackBerry and the Chair of the Compensation, Nomination and Governance Committee of the Board; and

(e)
pay, or cause to be paid, to Fairfax an amount equal to all of the reasonable and documented third party, out-of-pocket fees and expenses incurred by Fairfax in connection with (i) the evaluation of the transaction contemplated in a letter of intent between BlackBerry and Fairfax dated September 23, 2013, (ii) the negotiation of that letter of intent, and (iii) the evaluation and initiation of the issue of Debentures, in all cases including without limitation the fees and expenses of all consultants, valuators, and financial and legal advisors to Fairfax, provided that payments under this Section 7(2)(e) will not exceed in the aggregate, U.S.$40 million.

(3)
At or prior to any Additional Debenture Closing, (a) the Purchasers shall deliver or cause to be delivered to BlackBerry the documentation and wire transfer required to be delivered under Section 7(1); and (b) BlackBerry shall deliver or cause to be delivered to the Settlement Agent on behalf of the Purchasers the documentation required by Section 7(2)(a)(i) and (ii), in each case, in respect of the Additional Debentures to be issued at the Additional Debenture Closing and dated as at the date of the Additional Debenture Closing.

(4)
Within two years following the Closing Date, if a Purchaser, acting reasonably, so requests in writing, BlackBerry shall use its reasonable commercial efforts to obtain TSX approval of the listing of the Debentures.

(5)
BlackBerry shall pay a placement fee to the Settlement Agent in connection with the transactions contemplated by this Agreement in an amount to be agreed upon by BlackBerry and the Settlement Agent, provided such amount shall not exceed U.S.$3 million.

(6)
BlackBerry shall use its reasonable commercial efforts to obtain a waiver of (i) the provisions of Section 6.11(a)(ii) and (iii) of the ABL Facility (as defined in the Indenture), and (ii) the requirement in paragraph (q) of the definition of “Permitted Indebtedness” in Schedule 1.1 of the ABL Facility that requires any Indebtedness (as defined in the ABL Facility) incurred by BlackBerry pursuant to such paragraph (q) be in compliance with Section 6.11(a)(ii) and (iii) of the ABL Facility, it being agreed that obtaining the waiver will not be a condition to Closing.

8.	Standstill

For a period of one year following the Closing Date, neither Fairfax nor its affiliates (including The Sixty Two Investment Company) shall, directly or indirectly and whether alone or by acting jointly or in concert with any other person, in any manner acquire or offer to acquire (whether publicly or otherwise) by any means whatsoever beneficial ownership of any Common Shares or securities convertible into, or exchangeable or exercisable for, Common Shares if, following any such acquisition, Fairfax and its affiliates would, in the aggregate, directly or indirectly, together with their joint actors, beneficially own more than 19.9% of the outstanding Common Shares (assuming, for this purpose, the conversion into, or exchange or exercise for, all securities beneficially owned by Fairfax and its affiliates and their joint actors that are convertible into, or exchangeable or exercisable for, Common Shares).

9.	Hold Period

For a period of one year following the Closing Date, Fairfax and its affiliates shall not, directly or indirectly, transfer, sell, assign, gift, pledge, encumber, hypothecate, mortgage, exchange or otherwise dispose (each, a “Transfer”) of any Common Shares or securities convertible into, or exchangeable or exercisable for, Common Shares, if after such Transfer, Fairfax and its affiliates would, in the aggregate, directly or indirectly own less than 9.9% of the outstanding Common Shares (assuming, for this purpose, the conversion into, or exchange or exercise for, all securities beneficially owned by Fairfax and its affiliates and their joint actors that are convertible into, or exchangeable or exercisable for, Common Shares).

10.	Outside Date.

Each Purchaser and BlackBerry agree that if Closing has not occurred on or prior to November 27, 2013 (the “Outside Date”), then any of the Purchasers or BlackBerry may terminate this Agreement, except that the right to terminate this Agreement will not be available to a party whose breach of this Agreement has been the cause of, or resulted in, the failure of Closing to occur by such date. If any closing in respect of Additional Debentures has not occurred by the 30th day following the Closing, the option described in the first paragraph of this Agreement shall expire. If this Agreement is properly terminated pursuant to the foregoing, then there shall be no further liability of the parties hereunder. Nothing in this Section 10 will relieve any party from liability for any breach of this Agreement.

11.	Use of Proceeds.

BlackBerry agrees that the net proceeds from the Transaction shall be used for general corporate purposes.

12.	Mutual Covenant regarding Closing.

Subject to the terms and conditions of this Agreement, the Purchasers and BlackBerry shall use their reasonable commercial efforts, on a cooperative basis, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Transaction as soon as practicable, including:

(a)
BlackBerry using its reasonable commercial efforts to obtain and maintain all approvals, clearances, consents, registrations, permits, authorizations, notices and other confirmations required to be obtained from any domestic or foreign federal, provincial, state, municipal or other governmental department, court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authority, the NASDAQ and the TSX (each, a “Governmental Authority”) or other third party including any person or entity exercising governmental powers that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (the “Approvals”);

(b)	BlackBerry preparing and filing as promptly as practicable all necessary documents, registrations, statements, petitions, filings and applications for the Approvals; and

(c)
BlackBerry or the Purchasers, as the case may be, using reasonable commercial efforts to oppose, lift or rescind any injunction or restraining or other order or notice seeking to stop, or otherwise adversely affecting its ability to consummate, the Transaction or imposing any material restrictions, limitations or conditions on the parties or the Transaction.

The parties shall co-operate in the preparation of any application for the Approvals and any other orders, clearances, consents, notices, rulings, exemptions, certificates, no-action letters and approvals reasonably deemed by either the Purchasers or BlackBerry to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under applicable laws in connection with the Transaction.

Subject to applicable laws, the parties shall cooperate with and keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the Approvals and any other actions or activities pursuant to this Section 12, and shall promptly notify each other of any material communication from any Governmental Authority in respect of the Transaction or this Agreement, and shall not make any submissions, correspondence or filings, or participate in any communications or meetings with any Governmental Authority in respect of any filings, investigations or other inquiries or proceedings related to the Transaction or this Agreement unless it consults with the other parties in advance and, to the extent not precluded by such Governmental Authority, gives the other parties the opportunity to review drafts of, and provides final copies of, any submissions, correspondence or filings, and to attend and participate in any communications or meetings.

13.	Purchasers’ Acknowledgements.

Each Purchaser covenants to execute and deliver all documentation as may be required to be executed and delivered by it pursuant to applicable securities laws in connection with the Transaction. Each Purchaser acknowledges that:

(a)
BlackBerry is required to file a report of trade with all applicable securities regulators containing personal information about each Purchaser. This report of trade will include the full name, residential address and telephone number of each Purchaser, the number and type of purchased securities, the Purchase Price, the date of the Closing and the prospectus and registration exemption relied upon under applicable securities laws to complete such purchase. In Ontario, this information is collected indirectly by the Ontario Securities Commission under the authority granted to it under, and for the purposes of the administration and enforcement of, the securities legislation in Ontario. The Purchaser may contact the Administrative Assistant to the Director of Corporate Finance at Suite 1903, Box 5520 Queen Street West, Toronto, Ontario, M5H 3S8 or by telephone at (416) 593-8086 for more information regarding the indirect collection of such information by the Ontario Securities Commission. BlackBerry may also be required pursuant to applicable securities laws to file this Agreement on the System for Electronic Document Analysis and Retrieval (“SEDAR”). By completing this Agreement, the Purchaser authorizes the indirect collection of the information described in this Section 13(a) by all applicable securities regulators and consents to the disclosure of such information to the public through (i) the filing of a report of trade with all applicable securities regulators and (ii) the filing of this Agreement on SEDAR;

(b)	the Debentures and the Underlying Common Shares are subject to resale restrictions under applicable Canadian and U.S. securities laws;

(c)
the certificates representing the Debentures and the Underlying Common Shares (or alternatively the ownership statement or written notice provided to the Purchaser if the Debentures and the Underlying Common Shares are issued under a direct registration system or other electronic book-entry system) will bear the restrictive legends as set forth in the Indenture;

(d)
the Debentures and the Underlying Common Shares have not been and will not be registered under U.S. Securities Act, and may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available;

(e)	the Debentures are being offered and sold to the Purchaser on a “private placement” basis;

(f)
it is not purchasing the Debentures as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(g)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Debentures;

(h)	there is no government or other insurance covering the Debentures;

(i)	it has had access to such additional information, if any, concerning BlackBerry as it has considered necessary in connection with its investment decision to acquire the Debentures;

(j)
it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Debentures and the Underlying Common Shares and is able to bear the economic risks of such investment;

(k)	there are risks associated with the purchase of the Debentures; and

(l)
there are restrictions on a Purchaser’s ability to resell the Debentures and the Underlying Common Shares, and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Debentures or the Underlying Common Shares.

14.	Purchasers’ Representations and Warranties.

Each Purchaser hereby severally and not jointly makes the following representations and warranties with respect to itself to BlackBerry, and acknowledges that BlackBerry is relying upon such representations and warranties in connection with the issue and sale of the Debentures, that:

(a)
Organization and Good Standing. As of the date hereof and as of the Closing Date, it is a corporation or limited liability company duly incorporated or established and validly existing under the jurisdiction of its organization.

(b)
Due Authorization. As of the date hereof and as of the Closing Date, (i) the execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby are within their respective corporate powers and have been duly authorized, and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution, delivery and performance of this Agreement or the transactions contemplated hereby; and (ii) this Agreement has been duly executed and delivered by the Purchaser and when duly executed and delivered by each of the other parties hereto, this Agreement will constitute a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms, except in each case as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

(c)
Governmental Authorization. As of the date hereof and as of the Closing Date, the execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby, require no action by or in respect of, or filing with or approval from, or consent or authorization from, any Governmental Authority, other than (i) filings under applicable securities laws; and (ii) any actions, filings or approvals the absence of which would not reasonably be expected to materially impair the ability of it to complete the Transaction on or prior to the Outside Date.

(d)
Non-Contravention. As of the date hereof and as of the Closing Date, the execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Purchaser, (ii) assuming compliance with the matters referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any applicable law, or (iii) require any consent or other action by any person under, or constitute, with or without notice or lapse of time or both, a breach of any material contract to which it is a party or by which it or any of its properties or assets may be bound, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not be reasonably expected to adversely affect the ability of the Purchaser to consummate the transactions contemplated hereby on or prior to the Outside Date.

(e)	Principal. The Purchaser is purchasing, or is deemed by Section 2.3(4) of NI 45-106 to be purchasing, the Debentures as principal.

(f)
Offering Memorandum. It has not been provided with an offering memorandum (as defined in any applicable Canadian securities laws) or any similar document in connection with its subscription for the Debentures, and the decision to execute this Agreement and to purchase the Debentures has not been based upon any verbal or written representations as to fact or otherwise made by or on behalf of BlackBerry, other than such written representations as are expressly contained in this Agreement.

(g)
Sufficient Funds. The Purchaser will have on the Closing Date, sufficient funds on hand to pay in full the portion of the Purchase Price to be paid by such Purchaser. BlackBerry acknowledges that such payment may be made by the Settlement Agent on behalf of such Purchaser.

(h)
Investment Purposes. The Purchaser is purchasing the Debentures for investment purposes only and not with a view to any resale, distribution or other disposition of the Debentures or the Underlying Common Shares in violation of applicable securities laws, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution.

(i)	Purchaser Status. Either (1) the Purchaser is not a person within the United States or a “U.S. Person” (as such term is defined in Rule 902(k) of Regulation

S under the U.S. Securities Act), the Debentures were not offered to the Purchaser in the United States and this Agreement has not been signed by the Purchaser in the United States or (2) the Purchaser is a “qualified institutional buyer” within the meaning of Rule 144A under the U.S. Securities Act.

(j)
The Purchaser is acquiring the Debentures for its own account and is not (a) acting together, within the meaning of the TSX Company Manual, or (b) acting jointly or in concert, within the meaning of Canadian securities laws, in each case, with any other person or entity in respect of its investment in BlackBerry.

15.	Representations and Warranties of BlackBerry.

BlackBerry represents and warrants to each Purchaser, and acknowledges that each Purchaser is relying upon such representations and warranties in purchasing the Debentures, that:

(a)
Organization and Good Standing. As of the date hereof and as of the Closing Date, each of BlackBerry and its subsidiaries has been duly created, incorporated, amalgamated or organized and is validly existing and in good standing and up to date in all corporate filings under the laws of its respective jurisdictions of organization, is duly qualified to do business in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification, and has all power and authority necessary to own or hold its respective properties and to conduct the businesses currently and customarily carried on by it, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. As of the date hereof, the subsidiaries listed on page 7 of BlackBerry’s Annual Information Form dated March 28, 2013 are the only subsidiaries of BlackBerry material to the business, earnings, assets, condition (financial or otherwise), liabilities, results of operations or business prospects of BlackBerry and its subsidiaries, taken as a whole.

(b)
Capitalization. As of October 24, 2013, there are 526,070,940 Common Shares, no Class A common shares and no preference shares issued and outstanding and since October 24, 2013 to the date hereof, no Common Shares have been issued or become issuable other than pursuant to BlackBerry’s equity incentive plans. As of the date hereof and as of the Closing Date, (i) BlackBerry’s authorized share capital consists of an unlimited number of Common Shares, an unlimited number of Class A common shares and an unlimited number of preference shares, issuable in series; (ii) all the outstanding shares of capital stock or other equity interests of BlackBerry and of each subsidiary of BlackBerry have been duly and validly authorized and issued and are fully paid and non-assessable; (iii) all the outstanding shares of capital stock or other equity interests of each subsidiary of BlackBerry (including each of the subsidiaries of BlackBerry reflected in the BlackBerry Public Documents) are owned directly or indirectly by BlackBerry, in each case, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer (except as may be set out in the constating documents of each subsidiary of BlackBerry or liens, charges, or encumbrances, that have been publicly disclosed) or any other claim of any third party, in each case, except (A) as publicly disclosed by BlackBerry or (B) as would not result in a Material Adverse Effect; (iv) other than the Debentures or in connection with the Debentures there are no securities convertible into, or exchangeable or exercisable for, or other rights to acquire from BlackBerry, Common Shares of BlackBerry or other equity interests in BlackBerry, other than (A) as disclosed or referred to the audited consolidated financial statements and the related notes thereto of BlackBerry and its consolidated subsidiaries for the year ended March 2, 2013 or the interim consolidated financial statements and the related notes thereto of BlackBerry and its consolidated subsidiaries for the six months ended August 31, 2013, (B) securities issued in the normal course after August 31, 2013 in connection with the issuance of employee stock options by BlackBerry or securities issued in connection with retention arrangements, and (C) as contemplated by this Agreement; and (v) there are no contractual obligations of BlackBerry or any subsidiary to repurchase, redeem or otherwise acquire any outstanding securities or indebtedness of BlackBerry or any subsidiary, except in the case of subsidiaries of BlackBerry, any such obligations entered into in the ordinary course of business that would not individually or collectively result in a Material Adverse Effect. For the purposes of this Agreement, a matter shall be considered to be “publicly disclosed” only to the extent it is disclosed in one of the BlackBerry Public Documents filed on SEDAR prior to the date hereof.

(c)	Guarantors. Each of the Guarantors are wholly-owned subsidiaries of BlackBerry.

(d)
Due Authorization. As of the date hereof and as of the Closing Date, the execution, delivery and performance by BlackBerry of this Agreement and the consummation by BlackBerry of the transactions contemplated hereby are within the corporate powers of BlackBerry and have been duly authorized, and no other corporate proceedings on the part of BlackBerry are necessary to authorize the execution, delivery and performance of this Agreement, or the transactions contemplated hereby. This Agreement has been duly executed and delivered by BlackBerry and when duly executed and delivered in accordance with its terms by each of the parties thereto, this Agreement will constitute a legal, valid and binding agreement of BlackBerry enforceable against BlackBerry in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law;

(e)
Power and Authority. BlackBerry has all requisite power and authority: (i) to enter into the Indenture; (ii) to carry out all the terms and provisions of the Indenture; and (iii) to issue and deliver the Debentures in accordance with the provisions of this Agreement and the Underlying Common Shares in accordance with the provisions of the Indenture. The Guarantors each have all requisite power and authority: (i) to enter into the Guarantees and (ii) to carry out all the terms and provisions of the Guarantees.

(f)
Authorization. When executed and delivered, the Indenture and the Guarantees will constitute legal, valid and binding obligations of BlackBerry and the Guarantors, respectively, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law;

(g)
Authorization of Debentures. The issuance of the Debentures by BlackBerry to the Purchasers in accordance with the terms of this Agreement has been authorized by all necessary action of BlackBerry, and upon payment therefor in accordance with this Agreement, the Debentures will be validly issued and outstanding;

(h)
Authorization of Underlying Common Shares. The issuance of the Underlying Common Shares in accordance with the terms of the Indenture has been authorized by all necessary action of BlackBerry, and upon the conversion, and when issued will be validly issued and outstanding as fully paid and non-assessable Common Shares;

(i)
BlackBerry Securities. As of the date hereof and as of the Closing Date: i) no order, ruling or decision granted by a securities commission, court of competent jurisdiction or regulatory or administrative body or other Governmental Authority having jurisdiction is in effect, pending or (to the best of BlackBerry’s knowledge) threatened that restricts any trades in any securities of BlackBerry including any cease trade orders; ii) the currently issued and outstanding Common Shares are listed and posted for trading on the TSX and the NASDAQ and BlackBerry are in compliance in all material respects with all of the listing conditions on such exchanges; and iii) the Debentures to be sold pursuant to this Agreement have been duly authorized for issuance and sale by all necessary action on the part of BlackBerry and, when issued and delivered by BlackBerry against payment of the consideration therefor pursuant to this Agreement will have been validly issued and outstanding and will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by BlackBerry.

(j)
Governmental Authorization. As of the date hereof and as of the Closing Date, the execution, delivery and performance by BlackBerry of this Agreement, the Indenture and the Debentures or by the Guarantors of the Guarantees, and the consummation by BlackBerry and the Guarantors of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with or approval from, or consent or authorization from any Governmental Authority, other than (i) filings under applicable securities laws (including filings with the TSX and the NASDAQ); and (ii) any actions or filings the absence of which would not reasonably be expected to materially impair the ability of BlackBerry to complete the Transaction on or prior to the Outside Date.

(k)
Non-Contravention. As of the date hereof and as of the Closing Date, the execution, delivery and performance by BlackBerry of this Agreement, the Indenture and the Debentures and by the Guarantors of the Guarantees and the consummation by BlackBerry and the Guarantors of the transactions contemplated hereby and thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of amalgamation, by-laws or resolutions of the shareholders or directors (or any committee thereof) of BlackBerry or any of its subsidiaries; (ii) assuming compliance with the matters referred to in paragraph (j) above, contravene, conflict with or result in a violation or breach of any provision of any applicable law; or (iii) require any consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which BlackBerry or any of its subsidiaries is entitled under any provision of any material contract to which BlackBerry or any of its subsidiaries is a party or by which it or any of its properties or assets may be bound, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or adversely affect the ability of BlackBerry to consummate the transactions contemplated hereby on or prior to the Outside Date.

(l)
Compliance with Laws. BlackBerry and its subsidiaries are and have been in compliance with, and conduct their businesses in conformity with, all applicable laws, except where the failure to be in compliance or conformity would not result in a Material Adverse Effect. BlackBerry is a reporting issuer under the securities laws of each of the provinces of Canada (collectively the “Canadian Jurisdictions”) that recognizes the concept of reporting issuer, is in compliance in all material respects with the applicable securities legislation of the Canadian Jurisdictions, and the respective rules, regulations and written and published policies thereunder, and is not on the list of defaulting reporting issuers maintained by the applicable securities regulatory authority in each such Canadian Jurisdiction that maintains such a list. BlackBerry is subject to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and has filed all reports required under the Exchange Act in the last twelve month period.

(m)
Financial Statements. The audited consolidated financial statements and the related notes thereto of BlackBerry and its consolidated subsidiaries for the years ended March 2, 2013, March 3, 2012 and February 26, 2011 and interim consolidated financial statements and the related notes thereto of BlackBerry and its consolidated subsidiaries for the six months ended August 31, 2013 (the “Financial Statements”) comply in all material respects with the applicable requirements of the Canadian securities laws and present fairly the financial position of BlackBerry and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified, and have been prepared in conformity with United States generally accepted accounting principles, in each case applied on a consistent basis throughout the periods covered thereby (except (i) as otherwise indicated in such financial statements and notes thereto, or, in the case of audited statements, in the related report of BlackBerry independent auditors, as the case may be, or (ii) in the case of unaudited interim statements, are subject to nominal period-end adjustments and may omit notes which are not required by applicable laws in the unaudited statements). None of BlackBerry or its subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments (i) incurred in the normal course of business, (ii)

which have been publicly disclosed by BlackBerry, or (iv) which would not or would not reasonably be expected to have a Material Adverse Effect.

(n)
No Material Adverse Change. Between March 2, 2013 and the date hereof, (i) there has not been any material change in the share capital or long-term debt of BlackBerry or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by BlackBerry on any class of shares, or, individually or in the aggregate, a Material Adverse Effect; (ii) neither BlackBerry nor any of its subsidiaries has entered into any transaction or agreement that is material to BlackBerry and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to BlackBerry and its subsidiaries taken as a whole; and (iii) neither BlackBerry nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or Governmental Authority, except in each of clauses (i) through (iii) above as otherwise publicly disclosed by BlackBerry or as disclosed to Fairfax.

(o)
No Violation or Default. Other than as publicly disclosed by BlackBerry, neither BlackBerry nor any of its subsidiaries is (i) in violation of its charter or by-laws or similar organizational documents; (ii) in default of, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which BlackBerry or any of its subsidiaries is a party or by which BlackBerry or any of its subsidiaries is bound or to which any of the property or assets of BlackBerry or any of its subsidiaries is subject; or (iii) in violation of any laws, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

(p)
Legal Proceedings. Except as publicly disclosed by BlackBerry or as disclosed in Section (p) of the Disclosure Letter, there are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which BlackBerry or any of its subsidiaries is or may be a party or to which any property of BlackBerry or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to BlackBerry or any of its subsidiaries, would or would reasonably be expected to have a Material Adverse Effect, and no such investigations, actions, suits or proceedings are threatened or, to the knowledge of BlackBerry, contemplated by any Governmental Authority or threatened by others.

(q)
Reports. BlackBerry has, in accordance with applicable laws, filed with securities regulatory authorities, the TSX and the NASDAQ, as applicable, true and complete copies of all forms, reports, schedules, statements, material change reports, circulars, press releases, disclosures relating to options and other stock based incentive plans, prospectuses, other offering documents and all other documents required to be filed by it with securities regulatory authorities, the TSX or the NASDAQ as applicable since February 27, 2011 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “BlackBerry Public Documents”). The BlackBerry Public Documents (i) at the time filed did not; (ii) as of the date hereof (taken as a whole after giving effect to all filings made prior to the date hereof), do not; and (iii) as of the Closing Date (taken as a whole after giving effect to all filings made prior to the Closing Date) will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading except to the extent that such statements have been modified or superseded by a later-filed company filing. BlackBerry has not filed any confidential material change report with any of the securities regulatory authorities, the TSX, the NASDAQ or any other self-regulatory authority that remains confidential.

(r)
Title to Real and Personal Property. Except as publicly disclosed by BlackBerry, BlackBerry and its subsidiaries have good and marketable, in the case of real property, and valid, in the case of personal property, title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property that are used or held by BlackBerry and its subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by BlackBerry and its subsidiaries; (ii) would not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or (iii) have been granted in connection with BlackBerry’s outstanding credit agreements and other applicable debt obligations, in each case as publicly disclosed by BlackBerry.

(s)
Licenses and Permits. Except as publicly disclosed by BlackBerry, BlackBerry and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate Governmental Authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as publicly disclosed by BlackBerry or as would not have a Material Adverse Effect, neither BlackBerry nor any of its subsidiaries has (to the best knowledge of BlackBerry) received any written notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(t)
Compliance with Environmental Laws. Except as publicly disclosed by BlackBerry, BlackBerry and its subsidiaries (i) are in compliance with any and all applicable laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance in all material respects with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) have not received written notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except in any such case for any such failure to comply with, or failure to receive required permits, licenses or approvals, or liability as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(u)
Disclosure Controls. BlackBerry and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act and National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) that are intended to provide reasonable assurance that information required to be disclosed by BlackBerry in its annual filings, interim filings or other reports filed or submitted under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission’s and Canadian securities authorities’ rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to BlackBerry’s management as appropriate to allow timely decisions regarding required disclosure. BlackBerry and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and as contemplated under NI 52-109.

(v)
Accounting Controls. BlackBerry and its subsidiaries maintain systems of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act and NI 52-109) that comply with the requirements of the Exchange Act and NI 52-109 and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles, including internal accounting controls sufficient to provide reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) that access to assets is permitted only in accordance with management’s general or specific authorization; (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) regarding prevention or timely detection of unauthorized acquisition, use or disposition of BlackBerry’s assets that could have a material effect on BlackBerry’s annual financial statements or interim financial statements. Since the date of the most recent balance sheet of BlackBerry publicly disclosed by BlackBerry, BlackBerry’s auditors and the Audit Committee of the Board have not been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect BlackBerry’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in BlackBerry’s internal control over financial reporting. Except as publicly disclosed by BlackBerry, there are no material weaknesses in BlackBerry’s internal controls.

(w)
Certain Payments. Neither BlackBerry nor any of its subsidiaries nor, to the best knowledge of BlackBerry, any director, officer, agent, employee or other person associated with or acting on behalf of BlackBerry or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, except in each case as would not be material to BlackBerry and its subsidiaries, taken as a whole; (v) directly or indirectly, obtained or induced or attempted to so obtain or induce the procurement of this Agreement or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to this Agreement or the Transaction or your other dealings with any of the Purchasers or their Connected Persons through any violation of law or regulation; or (vi) have not given or agreed to give and shall not give or agree to give to any person, either directly or indirectly, any placement fee, introductory fee, arrangement fee, finder’s fee or any other fee, compensation, monetary benefit or any other benefit, gift, commission, gratification, bribe or kickback, whether described as a consultation fee or otherwise, with the object of obtaining or inducing the procurement of the Transaction or any contract, right, interest, privilege or other obligation or benefit related to the Transaction, except as set forth in Section (w) of the Disclosure Letter.  As used herein, “Connected Persons” means, with respect to a Purchaser: (A) its affiliates; (B) the advisers, agents, representatives and consultants of it and its affiliates; and (C) the directors, officers, partners and employees of it, its affiliates and of its and their advisers, agents, representatives and consultants.

(x)
Compliance with Money Laundering Laws. The operations of BlackBerry and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which BlackBerry and its subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or body or any arbitrator involving BlackBerry or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of BlackBerry, threatened.

(y)
No Broker’s Fees. Neither BlackBerry nor any of its subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Purchasers for a brokerage commission, finder’s fee or like payment in connection with the issuance and sale of the Debentures.

(z)
Independent Accountants. Ernst & Young LLP, which has audited certain financial statements of BlackBerry and its subsidiaries, is an independent registered public accounting firm with respect to BlackBerry and its subsidiaries within the applicable rules and regulations adopted by the Canadian securities regulators and the Public Accounting Oversight Board (United States) and as required by the Securities Act. There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with Ernst & Young LLP.

(aa)
Investment Company Act. BlackBerry is not and, after giving effect to the offering and sale of the Debentures and the application of the proceeds thereof as described herein, will not be required to be registered as an “investment company” pursuant to the Investment Company Act of 1940, as amended, and the rules and regulations of the United States Securities and Exchange Commission thereunder.

(bb)
Taxes. Except as publicly disclosed by BlackBerry, BlackBerry and each subsidiary has timely filed or caused to be filed all tax returns and reports required to have been filed by it and has paid or caused to be paid all taxes required to have been paid by it, except (i) taxes that are being contested in good faith by appropriate proceedings and for which BlackBerry or such subsidiary has set aside on the Financial Statements a reasonable reserve, or (ii) taxes that commenced being contested in good faith by appropriate proceedings during the period after the most recent period covered in the Financial Statements and in which case BlackBerry or such subsidiary has set aside on its books a reasonable reserve for such taxes. In Canada and each of its provinces and territories, there will be no stamp duty, stamp tax or similar indirect taxes upon issuance, redemption or conversion of the Debentures.

(cc)
BlackBerry is not, and after giving effect to the offering and sale of the Debentures and the application of the proceeds thereof as described herein will not be, an "investment fund" as that term is used in paragraph (q) of the definition of "accredited investor" in Section 1.1 of NI 45-106.

(dd)
Assuming the accuracy of the Purchasers’ representations and warranties contained in Section 14, no registration under the U.S. Securities Act of 1933, as amended, of the Debentures and no qualification of the Indenture under the Trust Indenture Act of 1939, as amended, is required for the offer and sale of the Debentures by BlackBerry to the Purchasers.

16.	Indemnification.

(a)
The representations, warranties and covenants of BlackBerry contained in this Agreement are made by BlackBerry with the intent that they may be relied upon by the Purchasers in entering into this Agreement, determining whether to purchase the Debentures and consummating the transactions contemplated hereby, and BlackBerry covenants and agrees to indemnify and save harmless each Purchaser (and their respective affiliates and their respective shareholders, officers, directors, employees and agents) from and against all (i) civil or administrative penalties arising from violations or alleged violations of applicable laws, (ii) losses, claims, damages, liabilities, costs and expenses, including all amounts paid to settle actions (provided BlackBerry has previously consented to such settlement) or satisfy judgements or awards, and (iii) reasonable legal fees and expenses relating to the above, in each case caused by or arising directly or indirectly by reason of any inaccuracy in or breach by

BlackBerry of any representation, warranty or covenant made by BlackBerry under this Agreement.

(b)
The representations, warranties and covenants of each Purchaser contained in this Agreement are made by each Purchaser severally and not jointly with the intent that they may be relied upon by BlackBerry in entering into this Agreement, determining whether to issue the Debentures and consummating the transactions contemplated hereby, and each Purchaser severally and not jointly covenants and agrees to indemnify and save harmless BlackBerry (and its affiliates and their respective shareholders, officers, directors, employees and agents) from and against all (i) civil or administrative penalties arising from violations or alleged violations of applicable laws, (ii) losses, claims, damages, liabilities, costs and expenses, including all amounts paid to settle actions (provided the Purchaser has previously consented to such settlement) or satisfy judgements or awards, and (iii) reasonable legal fees and expenses relating to the above, in each case caused by or arising directly or indirectly by reason of any inaccuracy in or breach by such Purchaser of any representation, warranty or covenant made by the Purchaser under this Agreement.

17.	Survival of Representations, Warranties and Covenants.

The Purchasers and BlackBerry agree that the representations and warranties made by each of them in this Agreement, including pursuant to Sections 14 and 15 of this Agreement, and in any certificate delivered pursuant hereto, shall survive until the end of the second anniversary of the Closing Date; provided, however, that the representations and warranties set forth in Sections 14(a), 14(b), 14(d), 15(a), 15(b), 15(c), 15(d) and 15(f) shall survive indefinitely.

The Purchasers and BlackBerry agree that unless required to be performed on or prior to the Closing Date or unless otherwise expressly set forth herein, the covenants made pursuant hereto shall survive indefinitely. For greater certainty, the Purchasers and BlackBerry each acknowledge and agree that in the event of a breach or threatened breach of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies, each non-breaching party shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security), and each of the Purchasers and BlackBerry agree not to plead sufficiency of damages as a defence in such circumstances.

18.	Governing Law.

The Purchasers and BlackBerry agree that this Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Purchasers and BlackBerry irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

19.	Notices.

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, or email and addressed:

if to a Purchaser:	See Schedule A for notice information for each Purchaser
and with a copy in each case to:	McCarthy Tétrault LLP 66 Wellington St. W Suite 5300 Toronto, Ontario M5K 1E6
Attention: David B. Tennant Email: dtennant@mccarthy.ca Fax: 416.868.0673 - and-
Sherman & Sterling LLP Commerce Court West Suite 4405 P.O. Box 247 Toronto, Ontario M5L 1E8
Attention: Jason Lehner Email: jlehner@shearman.com Fax: 416.360.2958
if to BlackBerry:	BlackBerry Limited 295 Phillip Street Waterloo, Ontario Canada N2L 3W8
Attention: Steve Zipperstein Email: szipperstein@blackberry.com Fax: 519.883.4946
with a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036
Attention: Neil Stronski Email: Neil.Stronski@skadden.com Fax: 917.777.3000 - and -

Torys LLP Suite 3000, 79 Wellington Street W. Toronto, Ontario M5K 1N2
Attention: John Emanoilidis Email: jemanoilidis@torys.com Fax: 416.865.7380 - and -
Blake, Cassels & Graydon LLP 199 Bay Street, Suite 4000 Toronto, Ontario M5L 1A9
Attention: Jeff Lloyd Email: jeff.lloyd@blakes.com Fax: 416.863.2653

Any Notice, if personally delivered or couriered, shall be deemed to have been validly and effectively given and received on the date of such delivery to the recipient, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by email, shall be deemed to have been validly and effectively been given and received on the Business Day next following the day it was transmitted. Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 19.

20.	Assignment.

The Purchasers and BlackBerry agree that none of the Purchasers or BlackBerry may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other parties. Notwithstanding the foregoing, any of the Purchasers shall be entitled to assign its rights under this Agreement without the consent of BlackBerry to any affiliates of such Purchaser that agree to be bound by all of the covenants of such Purchaser contained herein and comply with the provisions of this Agreement and deliver to BlackBerry a duly executed undertaking to such effect in form and substance satisfactory to BlackBerry, acting reasonably, and provided that any such assignment shall not relieve such Purchaser of any of its obligations hereunder and shall not provide subscription rights to such affiliates that are greater in aggregate than those held by such Purchaser.

21.	Announcements.

The Purchasers and BlackBerry agree that during the period up to and including the Closing Date, no press release, public statement or announcement or other public disclosure (a “Public Statement”) with respect to this Agreement or the Transaction may be made except with the prior written consent and joint approval of BlackBerry and the Purchasers or if required by law or a Governmental Authority, and that where the Public Statement is required by law or a Governmental Authority, the person required to make the Public Statement will use reasonable commercial efforts to obtain the approval of the others as to the form, nature and extent of the disclosure.

22.	Entire Agreement.

The Purchasers and BlackBerry agree that this Agreement, contains, for good and valuable consideration, the entire agreement of the Purchasers and BlackBerry relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Purchasers and BlackBerry. BlackBerry and Fairfax agree that the letter of intent dated September 23, 2013 between them is terminated and that each party thereto fully and finally releases the other party from any and all obligations thereunder.

23.	Expenses.

Subject to the provisions of Section 7(2)(e), the Purchasers and BlackBerry agree that all costs and expenses (including the fees and disbursements of legal counsel and other professional advisors) incurred in connection with this Agreement and the transactions contemplated herein shall be paid by the party incurring such expenses.

24.	Enurement.

The Purchasers and BlackBerry agree that this Agreement is binding upon and enures to the benefit of each of the Purchasers and BlackBerry and their respective successors and assigns.

25.	Severability.

The Purchasers and BlackBerry agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

26.	Interpretation.

The Purchasers and BlackBerry agree that in this Agreement:

(a)	“including” means including without limitation;

(b)	words importing the singular number only shall include the plural and vice versa and words importing arty gender shall include all genders;

(c)	if a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(d)	the division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the Agreement’s interpretation;

(e)	all amounts in this Agreement referred to by “$” or “U.S.$” mean United States currency;

(f)	“Board” means the board of directors of BlackBerry;

(g)
“Business Day” means any day other than a Saturday, Sunday or any day on which banks are generally not open for business in the City of Toronto. In the event that any action is required or permitted to be taken under this Agreement on or by a date that is not a Business Day, such action may be taken on or by the Business Day immediately following such date;

(h)	“Change of Control” means any of the following:

(i)
the acquisition by any person or one or more members of a group of persons, acting jointly or in concert, directly or indirectly, in a single transaction or a series of related transactions, of voting control or direction over more than 35% of BlackBerry’s then outstanding Common Shares;

(ii)
the acquisition by any person (other than BlackBerry or any of the Guarantors) or one or more members of a group of persons acting jointly or in concert (other than a group consisting solely of two or more of BlackBerry and any of the Guarantors), directly or indirectly, in a single transaction or a series of related transactions, of all or substantially all of the assets of BlackBerry and its subsidiaries, taken as a whole; or

(iii)
the completion of a merger, amalgamation, arrangement or similar transaction which results in the holders of Common Shares immediately prior to the completion of such transaction holding, in the aggregate, less than 50% of the then outstanding Common Shares of the resulting entity immediately after the completion of such transaction;

(i)	“Closing” and “Closing Date” have the meanings ascribed to those terms in Section 5 hereof;

(j)	“Common Shares” means the common shares in the capital of BlackBerry;

(k)	“Disclosure Letter” means the disclosure letter delivered by Blackberry to the Purchasers immediately prior to the execution of this Agreement;

(l)
“Guarantors” means each of BlackBerry Corporation, BlackBerry UK Limited, BlackBerry Finance, LLC and BlackBerry Singapore Pte. Limited and any other Person (as defined in the Indenture) who from time to time guarantees the obligations of BlackBerry under Specified Senior Indebtedness (as defined in the Indenture);

(m)	“Guarantees” means the guarantees contemplated by the Indenture to be executed and delivered by the Guarantors in substantially the form contemplated by the Indenture;

(n)	“Indenture” means the convertible debenture indenture providing for the creation, issuance and governance of and in connection with the Debentures, substantially in the form attached as Schedule C;

(o)	“Indenture Trustee” means Computershare Trust Company of Canada, the trustee under the Indenture;

(p)
“Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that, individually or in the aggregate is, or would reasonably be expected to be, materially adverse to the business, assets, condition (financial or otherwise), liabilities or results of operations of BlackBerry and its subsidiaries taken as a whole, provided that, none of the following will constitute or be taken into account in determining whether a “Material Adverse Effect” has occurred or could occur: (i) any change in United States generally accepted accounting principles; (ii) any adoption, proposal, implementation or change in applicable law or any interpretation thereof by any Governmental Authorities; (iii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (iv) any pandemic, earthquake, hurricane, tornado or other natural disaster; and (v) any action taken by the BlackBerry or any of its subsidiaries which is required pursuant to the Agreement; provided, however, that with respect to clauses (i), (ii), (iii) and (iv) of this definition, such matter does not have a materially disproportionate effect on BlackBerry and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which BlackBerry and/or its subsidiaries operate;

(q)
for purposes of this Agreement, it shall in each case be a question of fact as to whether two persons are dealing “at arm’s length” in connection with securities of BlackBerry, and without limitation: (i) a person will not be considered to be dealing not at arm’s length with another person solely because it is under common ownership with such person; (ii) persons who are affiliates of each other will be presumed not to deal at arm’s length; (iii) persons who are acting jointly or in concert with one another in connection with securities of BlackBerry are not dealing at arm’s length; (iv) where one or more persons is controlling in fact the actions of another person in connection with securities of BlackBerry, then such persons are not dealing at arm’s length; and (v) where two or more persons are, directly or indirectly, acting under the common direction of a single person in connection with securities of BlackBerry, then such persons are not dealing at arm’s length;

(r)
the term “person” is to be broadly interpreted and includes an individual, a natural person, a firm, a corporation, a partnership, a trust, an unincorporated organization, the government of a country or any political subdivision thereof, or any agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity;

(s)	a person is deemed to be an “affiliate” of another person if one is a subsidiary of the other, or if both are subsidiaries of the same person, or if each of them is controlled by the same person;

(t)	a person is deemed to be a “subsidiary” of another person if it is controlled directly or indirectly by that person, and includes a subsidiary of that subsidiary; and

(u)	“control” means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement or otherwise.

27.	Further Assurances.

Each of the parties upon the request of the other, whether before or after Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

28.	Time of Essence.

The Purchasers and BlackBerry agree that time is of the essence in this Agreement.

29.	Counterparts.

The Purchasers and BlackBerry agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

30.	Acceptance.

If the foregoing accurately reflects your understanding of our agreement, please sign in the space provided below and return it to us by no later than 8:00 a.m. on November 4, 2013, failing which it shall immediately become null and void.

Yours truly,
FAIRFAX FINANCIAL HOLDINGS LIMITED

by:	“Paul Rivett”
Name: Paul Rivett
Title: President

CANSO INVESTMENT COUNSEL LTD., acting on behalf of certain managed accounts managed by such entity

by:	“G.R. Mudie”
Name: G.R. Mudie
Title: Vice President

MACKENZIE FINANCIAL CORPORATION

by:	“Lawrence Chin”
Name: Lawrence Chin
Title: Senior Vice President

MARKEL CORPORATION

by:	“Steve A. Markel”
Name: Steve A. Markel
Title: Vice President

BROOKFIELD ASSET MANAGEMENT INC.

by:	“George Myhal”
Name: George Myhal
Title: Senior Managing Partner

QATAR HOLDING LLC

by:	“Ahmad M. Al-Sayed”
Name: Ahmad M. Al-Sayed
Title: Managing Director

Agreed as of this 4th Day of November, 2013

BLACKBERRY LIMITED

by:	“Brian Bidulka”
Name: Brian Bidulka
Title: Chief Financial Officer

BMO NESBITT BURNS INC., as settlement agent of the Purchasers and not as principal

by:	“Manprit Singh Dhillon”
Name: Manprit Singh Dhillon
Title: Director

SCHEDULE A
PURCHASERS

Name of Purchaser	Address for notice purposes	Principal amount of Debentures to be purchased at Closing
Fairfax Financial Holdings Limited	Suite 800 95 Wellington Street West Toronto Ontario M5J 2N7 Attention: Paul Rivett Email: privett@hwic.ca	$250,000,000
Mackenzie Financial Corporation	Mackenzie Investments 180 Queen Street West Toronto, ON M5V 3K1	$200,000,000
Canso Investment Counsel Ltd.	Canso Investment Counsel Ltd. 100 York Boulevard , Suite 550 Richmond Hill, ON L4B 1J8 Attention: Fax: (905) 881-1466	$300,000,000
Markel Corporation	Markel Corporation 4521 Highwoods Parkway Glen Allen, VA 23060 Attention: Vice Chair Email: smarkel@markelcorp.com	$100,000,000
Brookfield Asset Management Inc.	Brookfield Asset Management 181 Bay Street, Suite 300, Toronto, ON M5J 2T3 Attention: George Myhal	$50,000,000
Qatar Holding LLC	Qatar Holding LLC Q-Tel Tower Diplomatic Area Street, West Bay Doha, Qatar Attention: Head, Mergers & Acquisitions Department Email: notices.m&a@qatarholding.qa with a copy to:	$100,000,000

General Counsel Legal Department Qatar Holding LLC Q-Tel Tower Diplomatic Area Street, West Bay Doha, Qatar Email: notices.legal@qatarholding.qa

SCHEDULE B
SUBSTANTIVE TERMS FOR EMPLOYMENT AGREEMENT FOR JOHN CHEN

Title: Executive Chairman

Key Responsibilities: Control over strategic direction, strategic relationships, and organization goals of BlackBerry and authority over hiring, retention, duties, and responsibilities of all officers, executives and other employees

Cash Compensation: Base Salary of $1,000,000 and Performance Bonus of 200% of Base Salary, or $2,000,000

Equity Compensation: 13,000,000 restricted share units (~2.0% fully-diluted for $1.25bn convert), vesting over five years:

o 25% upon 3rd anniversary
o 25% upon 4th anniversary
o 50% upon 5th anniversary

Employment Termination Clause: Without cause, paid remaining full year salary as well as 2x base salary and 2x base bonus (total of $6,000,000), benefits for 18 months (excl. transportation)

Chen Termination for “Good Reason”: Includes breach of agreement, reduction in compensation, reduction in authorities and duties, requirement for Chen to move more than 50 miles from home, material change in business strategy without Chen’s consent, or change of control; Company has 30 day cure period for “good reason” conditions listed

Benefits: Customary (medical, dental, etc.), four weeks paid vacation, and car and driver

SCHEDULE C
FORM OF INDENTURE

BLACKBERRY LIMITED

as Issuer,

the GUARANTORS named herein,

- and -

[Computershare Trust Company of Canada]

as Trustee

INDENTURE

Dated as of November ●, 2013

providing for the issue of 6% Convertible

Unsecured Debentures due November ●, 2020

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation	15
1.3	Accounting Terms	15
1.4	Headings and Table of Contents	16
1.5	Section and Schedule References	16
1.6	Governing Law	16
1.7	Currency	16
1.8	Non-Business Days	16
1.9	Time	16
1.10	Independence of Covenants	16
1.11	Form of Documents Delivered to Trustee	17
1.12	Acts of Holders	17
1.13	Interest Payments and Calculations	18
1.14	English Language	19
1.15	Successors and Assigns	19
1.16	Severability Clause	19
1.17	Benefits of Indenture	19
1.18	Unclaimed Debentures	19
1.19	Schedules	19
1.20	Benefits of Indenture through Trustee	20
1.21	Form of Consideration	20
ARTICLE 2 THE DEBENTURES		20
2.1	Limit of Issue and Designation of Debentures	20
2.2	Form and Terms of Debentures	21
2.3	Interest	21
2.4	Prescription	22
2.5	Issue of Debentures	22
2.6	Execution	22
2.7	Certification by Trustee	23
2.8	Registration of Exchanges	23
2.9	Persons Entitled to Payment	24
2.10	Payment of Principal and Interest on Definitive Debentures	24
2.11	Book-Based System	26
2.12	Discontinuation of Book-Based System	26
2.13	Payments of Principal and Interest for Book-Entry Only Debentures	27
2.14	Rank	27
2.15	Register and Transfer	28
2.16	Additional Amounts	31
2.17	Cancellation of Debentures	33
2.18	Mutilated, Lost, Stolen or Destroyed Debentures	34
2.19	Access to Lists of Holders	35
2.20	Canadian Private Placement Legend	35
2.21	U.S. Legend on Debentures	35

- ii -

2.22	Payment in Shares	36
ARTICLE 3 REPURCHASE AND CANCELLATION OF DEBENTURES		37
3.1	Purchase of Debentures	37
3.2	Repurchase of Debentures at Option of the Holder upon a Change of Control	37
3.3	Effect of Change of Control Repurchase Notice	40
3.4	Deposit of Change of Control Repurchase Price	41
3.5	Repayment to the Issuer	41
3.6	Debentures Purchased in Part	42
3.7	Optional Redemption of Debentures	42
3.8	Notice of Redemption	43
3.9	Debentures Due on Redemption Date	43
3.10	Deposit of Redemption Moneys	43
3.11	Payment and Surrender of Debentures	43
3.12	Compliance with Applicable Securities Laws upon Purchase of Debentures	44
3.13	Cancellation of Purchased Debentures	44
ARTICLE 4 SUBORDINATION OF DEBENTURES		44
4.1	Applicability of Article	44
4.2	Order of Payment	44
4.3	Subrogation to Rights of Holders of Specified Senior Indebtedness	46
4.4	Obligation to Pay Not Impaired	46
4.5	No Payment if Specified Senior Indebtedness in Default	47
4.6	Payment on Debentures Permitted	48
4.7	Confirmation of Subordination	48
4.8	Knowledge of Trustee	49
4.9	Trustee May Hold Specified Senior Indebtedness	49
4.10	Rights of Holders of Specified Senior Indebtedness Not Impaired	49
4.11	Altering the Specified Senior Indebtedness	49
4.12	Right of Holder to Receive Common Shares Not Impaired	50
4.13	Contesting Security	50
ARTICLE 5 CONVERSION		50
5.1	Conversion Right	50
5.2	Completion of Conversion	51
5.3	Relating to the Issue of Common Shares	52
5.4	U.S. Legend on Common Shares	52
5.5	No Remuneration for Soliciting Conversions	53
ARTICLE 6 MATURITY		54
6.1	Payment of Principal and Interest at Maturity	54
ARTICLE 7 ADJUSTMENTS		54
7.1	Adjustment of Conversion Rate	54
7.2	No Adjustment	62
7.3	Notice of Adjustment	63
7.4	Notice of Certain Transactions	63
7.5	Effect of Recapitalization, Reclassification, Consolidation, Merger or Sale	63

- iii -

7.6	Voluntary Increase	65
7.7	Protection of Trustee	65
ARTICLE 8 NEGATIVE COVENANTS		65
8.1	Limitation on Indebtedness	65
8.2	Negative Pledge	66
8.3	Dividend Increase	67
8.4	No Merger	67
8.5	Hedging	67
ARTICLE 9 COVENANTS OF THE ISSUER		67
9.1	Payment of Principal, Premium and Interest	67
9.2	Corporate Existence; Books of Account	67
9.3	Compliance Certificate	68
9.4	Notice of Default	68
9.5	Securities Laws	68
9.6	Reporting	68
9.7	Reserved	70
9.8	Performance of Covenants by Trustee	70
9.9	Payment of Trustee’s Remuneration	70
9.10	Permitted Conversion Period Notice	70
9.11	Further Instruments and Acts	71
9.12	No Dividends on Common Shares if Event of Default	71
ARTICLE 10 EVENTS OF DEFAULT AND REMEDIES		71
10.1	Events of Default and Enforcement	71
10.2	Notice of Event of Default	74
10.3	Waiver of Acceleration	74
10.4	Waiver	75
10.5	Other Remedies	75
10.6	Application of Money Collected	75
10.7	Control by Holders	76
10.8	Limitation on Suits	76
10.9	Collection Suit by Trustee	76
10.10	Trustee May File Proofs of Claim	77
10.11	Undertaking for Costs	77
10.12	Remedies Cumulative	77
10.13	Delay or Omission Not Waiver	77
10.14	Judgment Against the Issuer	77
10.15	Rights of Holders to Receive Payment and to Convert	78
ARTICLE 11 GUARANTEE		78
11.1	Guarantors	78
11.2	Waiver Regarding Material Information	78
11.3	Opinion Regarding Guarantors	78
ARTICLE 12 SATISFACTION AND DISCHARGE		79
12.1	Non-Presentation of Debentures	79
12.2	Discharge	79

- iv -

ARTICLE 13 THE TRUSTEE		80
13.1	Duties of Trustee	80
13.2	Employ Agents	80
13.3	Reliance on Evidence of Compliance	80
13.4	Provision of Evidence of Compliance to Trustee	81
13.5	Contents of Evidence of Compliance	81
13.6	Advice of Experts	82
13.7	Trustee May Deal in Debentures	82
13.8	Conditions Precedent to Trustee’s Obligation to Act	82
13.9	Trustee Not Required to Give Security	83
13.10	Resignation or Removal of Trustee; Conflict of Interest	83
13.11	Authority to Carry on Business; Resignation	84
13.12	Protection of Trustee	84
13.13	Additional Representations and Warranties of Trustee	86
13.14	Third Party Interests	87
13.15	Trustee Not Bound to Act	87
13.16	Compliance with Privacy Laws	87
ARTICLE 14 MEETINGS OF HOLDERS		88
14.1	Purposes for Which Meetings May be Called	88
14.2	Call, Notice and Place of Meetings	88
14.3	Proxies	88
14.4	Persons Entitled to Vote at Meetings	89
14.5	Quorum; Action	89
14.6	Determination of Voting Rights; Chairman; Conduct and Adjournment of Meetings	90
14.7	Counting Votes and Recording Action of Meetings	91
14.8	Instruments in Writing	91
14.9	Holdings by the Issuer Disregarded	91
ARTICLE 15 AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE		92
15.1	Amalgamation and Consolidations of Issuer and Conveyances Permitted Subject to Certain Conditions	92
15.2	Rights and Duties of Successor Issuer	93
ARTICLE 16 NOTICES		94
16.1	Notice to Issuer	94
16.2	Notice to Holders	94
16.3	Notice to Trustee	95
ARTICLE 17 AMENDMENTS, SUPPLEMENTS AND WAIVERS		95
17.1	Without Consent of Holders	95
17.2	With Consent of Holders	96
17.3	Execution of Supplemental Indentures	97
17.4	Effect of Supplemental Indentures	98
17.5	Reference in Debentures to Supplemental Indentures	98
17.6	Prior Approval of Recognized Stock Exchange	98
ARTICLE 18 MISCELLANEOUS PROVISIONS		98
18.1	Acceptance of Trusts	98

- v -

18.2	Protection of Trustee	98
18.3	Judgment Currency	99
18.4	Counterparts and Formal Date	99

THIS INDENTURE dated as of November ●, 2013.

BETWEEN:	BLACKBERRY LIMITED, a corporation governed by the laws of Ontario;

(the “Issuer”)

Each of the Guarantors (as defined herein);

- and -

[Computershare Trust Company of Canada], a trust company existing under the laws of Canada.

(the “Trustee”)

RECITALS

A.         The Issuer wishes to provide for the creation and issue of Convertible Unsecured Debentures with the designation of “6% Convertible Unsecured Debentures due November ●, 2020” (the “Debentures”), all upon the terms and conditions set forth in this Indenture (as hereinafter defined);

B.         All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Indenture by the Issuer and the Guarantors, to make the same effective and binding upon the Issuer and the Guarantors, and to make the Debentures, when certified by the Trustee and issued as provided in this Indenture, valid, and legally binding obligations of the Issuer with the benefit and subject to the terms of this Indenture, and each Guarantor has done all things necessary to make its Guarantee (as defined herein), when executed by such Guarantor, the valid and legally binding obligation of such Guarantor;

D.         All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the issuance of the Common Shares (as hereinafter defined) that may be issued upon conversion or maturity of the Debentures; and

E.         The foregoing recitals are made as representations and statements of fact by the Issuer and the Guarantors and not by the Trustee;

THEREFORE, it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions below shall have the following meanings:

“ABL Facility” means the existing asset backed lending facility established by the Issuer under a credit agreement dated as of August 27, 2013, between the Issuer, certain of its Subsidiaries and Wells Fargo Bank, NA as Administrative Agent and the lenders party thereto, as amended from time to time;

“Act” or “Act of Holder(s)”, when used with respect to any Holder(s), shall have the meaning specified in subsection 1.12(a);

“Additional Amount” has the meaning ascribed thereto in subsection 2.16(a);

“Affiliate” shall have the meaning ascribed thereto in the Securities Act (Ontario);

“Applicable Law” shall mean, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and shall also include any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

“Applicable Securities Law” shall mean any Applicable Law in any jurisdiction regulating, or regulating disclosure with respect to, any sale or distribution of securities in, or to residents of, such jurisdiction;

“Applicants” has the meaning ascribed thereto in subsection 2.19(b);

“Beneficial Holder” means a Person who is the beneficial owner of a Debenture, as shown on a list maintained by a Participant or the Depository;

“Board of Directors” shall mean either the Board of Directors of the Issuer, or any committee of that board duly authorized to make a decision on the matter in question, or to the extent that a Successor Issuer is not a corporation, the persons performing the equivalent function of such Successor Issuer;

“Board Resolution” shall mean a copy of a resolution certified by the Chairman, Chief Executive Officer, the Chief Financial Officer, or any Vice-President, Secretary or Assistant Secretary of the Issuer, or to the extent that a Successor Issuer is not a corporation, the persons performing the equivalent function of such

Successor Issuer, to have been duly adopted by the Board of Directors and to be in full force and effect and unamended on the date of such certification;

“Book-Based System” shall mean, in relation to a Global Debenture, the debt clearing, record entry, transfer and pledge systems and services established and operated by or on behalf of the Depository for the Debentures (including, where applicable, pursuant to one or more agreements between such Depository and its Participants establishing the rules and procedures for such systems and services) or any successor systems or services thereof;

“Book-Entry Only Debentures” means Debentures issued pursuant to the Book-Based System of the Depository;

“Business Combination” has the meaning ascribed thereto in section 7.5;

“Business Day” shall mean any day of the week, other than Saturday, Sunday or a statutory holiday in the Province of Ontario, on which banking institutions are open for business in the City of Toronto, Ontario;

 “Capital Lease” means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, is required to be classified and accounted for as a capital lease on a balance sheet of such Person;

“CDS” shall mean CDS Clearing and Depository Services Inc., together with its successors from time to time;

“Change of Control” means any of the following:

(a)
the acquisition by any Person or one or more members of a group of Persons, acting jointly or in concert, directly or indirectly, in a single transaction or a series of related transactions of voting control or direction over more than 35% of the then outstanding Common Shares;

(b)
the acquisition by any Person (other than the Issuer or any of the Guarantors) or one or more members of a group of Persons acting jointly or in concert (other than a group consisting solely of two or more of the Issuer and any of the Guarantors), directly or indirectly, in a single transaction or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole; or

(c)
the completion of a merger, amalgamation, arrangement or similar transaction which results in the holders of the Issuer’s Common Shares immediately prior to the completion of such transaction holding, in the aggregate, less than 50% of the then outstanding Common Shares of the resulting entity immediately after the completion of such transaction;

“Change of Control Bid” means a public announcement by the Issuer or any other Person of a transaction which, if consummated would constitute a Change of Control;

“Change of Control Bid Notice” has the meaning attributed thereto in section 5.1(c);

“Change of Control Issuer Notice” has the meaning attributed thereto in section 3.2(a);

“Change of Control Repayment Offer” has the meaning ascribed thereto in subsection 3.2(a);

“Change of Control Repurchase Date” means the date that is not less than thirty (30) nor more than forty-five (45) days after the date of the Change of Control Issuer Notice;

“Change of Control Repurchase Notice” has the meaning attributed thereto in subsection 3.2(b);

“Change of Control Repurchase Price” of any Debenture means 115% of the principal amount of the Debenture to be purchased, plus any accrued and unpaid interest thereon;

“Common Share Payment” means a payment in accordance with section 2.22;

“Common Shares” means the common shares in the share capital of the Issuer;

“Consolidated Assets” means the consolidated assets of the Issuer determined in accordance with GAAP as set out in the most recent quarterly or annual financial statements of the Issuer;

“Consolidated Revenues” means the consolidated revenues of the Issuer determined in accordance with GAAP as set out in the most recent quarterly or annual financial statements of the Issuer;

“Conversion Date” has the meaning ascribed thereto in section 5.1(b);

“Conversion Notice” has the meaning ascribed thereto in subsection 5.1(b);

“Conversion Price” per Common Share means the quotient of (i) $1,000 divided by (ii) the then applicable Conversion Rate, rounded to the nearest cent; the Conversion Price shall initially be $10.00 per Common Share;

“Conversion Rate” means the rate at which Common Shares shall be delivered upon conversion, which rate shall initially be 100 common shares per $1,000 principal amount of Debentures, as adjusted from time to time pursuant hereto;

“Convertible Securities” has the meaning ascribed thereto in section 7.1(h);

“Corporate Trust Office” shall mean the principal office or offices of the Trustee in the City of Toronto, Province of Ontario, at which at any particular time its corporate trust business shall be administered;

“Counsel” shall mean, in the case of Counsel to the Trustee, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Trustee and, in the case of Counsel to the Issuer, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Issuer;

“Current Dividend Rate” means initially $0.00 per Common Share per year and if the Issuer declares a semi-annual, quarterly or other periodic dividend other than a Special Dividend, means that amount expressed as an annual amount per Common Share;

“Current Market Price” on any date means the Weighted Average Trading Price per Common Share for the twenty (20) consecutive Trading Days ending five (5) Trading Days prior to such date;

“Debentures” means the 6% Convertible Unsecured Debentures due November ●, 2020 issued under this Indenture and certified pursuant to this Indenture;

“Debenture Liabilities” has the meaning ascribed thereto in section 4.1;

“Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default with the giving of notice, passage of time, or both;

“Definitive Debentures” means Debentures in the form of individual certificates in definitive fully registered form issued pursuant to section 2.2 and substantially in the form of Schedule 2.2;

“Depository”, in respect of the Book-Entry Only Debentures, means CDS and includes any successor corporation or any other depository subsequently appointed by the Issuer as the depository in respect of Book-Entry Only Debentures;

“Determination Date” has the meaning ascribed thereto in section 7.1(f);

“Distributed Securities” has the meaning ascribed thereto in section 7.1(d);

“Distributions Paid in the Ordinary Course” means cash dividends paid on the Common Shares in any financial year in the ordinary course of business in accordance with a dividend policy approved by the Board of Directors provided that the such dividend policy does not provide for such dividends to exceed an annual rate of 5% of net income of the Issuer (before extraordinary items) for its immediately preceding financial year, determined in accordance with GAAP from time to time applied on a basis consistent with those applied in the preparation of the most recently completed audited consolidated financial statements of the Issuer;

“Dividend Increase” means the Issuer publicly announcing an increase in the dividend on the Common Shares to an amount higher than the then Current Dividend Rate;

“Event of Default” shall mean any of the events identified in subsection 10.1 as being an Event of Default;

“Excluded Holder” has the meaning ascribed thereto in section 2.16(a);

“Expiration Date” has the meaning ascribed thereto in section 7.1(g);

“Expiration Time” has the meaning ascribed thereto in section 7.1(g);

“Extraordinary Resolution” means a resolution at a meeting of Holders duly convened and held in accordance with the provisions of Article 14 passed by the favourable votes of 90% of the Holders of the Outstanding Debentures affected represented in person or by proxy at such meeting or a resolution signed in the manner contemplated by section 14.8;

“Fairfax” means Fairfax Financial Holding Limited;

“Fiscal Year” means any of the annual accounting periods of the Issuer ending on March 1 of each year;

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied and any change therein, including but not limited to, as a result of the adoption of International Financing Reporting Standards (“IFRS”) by the Issuer and its Subsidiaries;

“Global Debenture” means one or more fully registered global Debentures as described in subsection 2.11(a);

“Governmental Authority” shall mean, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule-making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions, Recognized Stock Exchange, or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is residing, incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country;

“Guarantee” means the guarantee by each Guarantor of the obligations of the Issuer with respect to the Debentures;

“Guarantor” means each of Research In Motion Corporation, Research In Motion UK Limited, RIM Finance, LLC and Research In Motion Singapore Pte. Limited, and any Person who executes a Guarantee in accordance the terms hereof;

“Holder(s)” means the registered holder(s) of Debentures for the time being, and including, for greater certainty, in the case of any Global Debenture, the Depository or its nominee in whose name such Global Debenture is registered, as the case may be;

“Indebtedness” means, with respect to a Person, and without duplication:

(a)	indebtedness of such Person for monies borrowed or raised, including any indebtedness represented by a note, bond, debenture or other similar instrument of such Person;

(b)	reimbursement obligations of such Person arising from bankers’ acceptance, letters of credit or letters of guarantee or similar instruments;

(c)
indebtedness of such Person for the deferred purchase price of property or services, other than for consumable non-capital goods and services purchased in the ordinary course of business, including arising under any conditional sale or title retention agreement, but excluding for greater certainty ordinary course accounts payable;

(d)	obligations of such Person under or in respect of Capital Leases, synthetic leases, Purchase Money Security Interests or sale and leaseback transactions;

(e)	the aggregate amount at which shares in the capital of such Person that are redeemable at fixed dates or intervals or at the option of the holder thereof may be redeemed; and

(f)	guarantees or Liens granted by such Person in respect of Indebtedness of another Person;

“Indenture” means or refers to this Indenture as amended or supplemented by any indenture, deed or instrument supplemental or ancillary thereto;

“Indenture Documents” means this Indenture, the Debentures and each other related document, instrument or agreement now or hereinafter executed and delivered by or on behalf of the Issuer or the Guarantors or under or pursuant to any of them;

“Independent Member of the IIROC” means a member firm of the Investment Industry Regulatory Organization of Canada that, in the determination of the Board of Directors acting reasonably, is independent of the Issuer having regard to, among other things, the considerations set out in National Instrument 33-105 Underwriting Conflicts or any successor instrument;

“Ineligible Consideration” means any property (including cash) or securities that would not constitute Prescribed Securities;

“Interest Payment Date” means the last day of February, May, August and November in each year until all interest has been paid;

“Interest Period” has the meaning ascribed thereto in section 2.3(a);

“Interest Record Date” means, with respect to an Interest Payment Date, the date determined as the record date for the determination of the Holders to which interest on Debentures is payable on such Interest Payment Date, which date shall be the 15th day of the month in which such Interest Payment Date occurs (or if such day is not a Business Day, the immediately preceding Business Day);

“Issue Date” means the date on which the Debentures are first issued by the Issuer pursuant to this Indenture, being November ●, 2013 and such other date on which Debentures are issued by the Issuer under Section 2.1 as may be approved by the Board of Directors;

“Issuer” shall mean BlackBerry Limited until a Successor Issuer shall have become such pursuant to the applicable provisions of this Indenture, and thereafter, “Issuer” shall mean such Successor Issuer;

“Issuer Request” or “Issuer Order” shall mean a written request or order signed in the name of the Issuer by any Responsible Officer of the Issuer and delivered to the Trustee;

“Last Issue Date” means the last date on which Debentures are issued by the Issuer pursuant to this Indenture;

“Lien” means any hypothec, security interest, mortgage, lien, right of preference, pledge, assignment by way of security or any other agreement or encumbrance of any nature that secures the performance of an obligation, and a Person is deemed to own subject to a Lien any property or assets that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital or synthetic lease or similar agreement (other than an operating lease (the determination of whether a lease is accounted for as an operating lease to be made in accordance with US GAAP as in effect on the date hereof)) relating to such property or assets;

“Market Capitalization” on any date means the Current Market Price on such date multiplied by the number of issued and outstanding Common Shares on such date;

“Maturity” shall mean the date on which principal becomes due and payable under the Debentures;

“Maturity Date” means November ●, 2020 or such other date on which the Debentures become due and payable;

“Non-Public Offering” has the meaning ascribed thereto in section 7.1(h);

“Notice” shall mean any notice, document or other communication required or permitted to be given under this Indenture;

“Officer’s Certificate” shall mean a written certificate signed by any Responsible Officer of the Issuer, and delivered to the Trustee;

“Opinion of Counsel” shall mean a written opinion addressed to the Trustee (among other addressees as applicable) by Counsel who shall be reasonably satisfactory to the Trustee;

“Outstanding” when used with respect to Debentures shall mean, as of the date of determination, all Debentures theretofore certified and delivered by the Trustee under this Indenture, except:

(i)	Debentures theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii)
Debentures for whose payment, purchase, or repurchase money in the necessary amount has been theretofore deposited with the Trustee under gratuitous deposit or set aside and segregated in trust by the Issuer (if the Issuer shall act as its own paying agent) for the Holders of such Debentures; and

(iii)
Debentures that have been surrendered to the Trustee pursuant to section 2.17 or in exchange for or in lieu of which other Debentures have been certified and delivered pursuant to this Indenture, other than any such Debentures in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Debentures are held by a bona fide purchaser in whose hands such Debentures are valid obligations of the Issuer;

provided, however, that: (A) in determining whether the Holders of the requisite principal amount of Debentures then Outstanding have taken any Act of Holders hereunder, Debentures owned by the Issuer or any Subsidiary of the Issuer shall be disregarded and deemed not to be then Outstanding; (B) in determining whether the Trustee shall be protected in acting and relying upon such Act of Holders, only Debentures of which the Trustee has actual notice that they are so owned shall be so disregarded; (C) that Debentures so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to act with respect to such Debentures and that the pledgee is not the Issuer or any Affiliate of the Issuer; and (D) a Holder that has become an Affiliate of the Issuer as a result of it or one or more of its Affiliates having converted some or all of its Debentures into Common Shares shall not be considered an Affiliate of the Issuer for the purposes of this determination;

“Participant” shall mean, in relation to a Depository, a broker, dealer, bank or other financial institution or other Person on whose behalf such Depository or its nominee holds Debentures pursuant to a Book-Based System operated by such Depository;

“Permitted Conversion Period” means the period starting on the 10th day following the issuance of the Debentures and ending on the third Business Day prior to the Maturity Date;

“Permitted Junior Payments” means any payment or other distribution to the holders of the Debentures or securities of the Issuer or a Guarantor or any other corporation that are equity securities or are subordinated in right of payment to all Specified Senior Debt to the substantially same extent or greater extent than the holders of the Debentures are so subordinated;

“Permitted Liens” means:

(a)	Liens securing Specified Senior Indebtedness permitted under Section 8.1(b);

(b)	Purchase Money Security Interests securing Indebtedness permitted under Section 8.1(c)(i);

(c)	Liens on real property incurred in connection with a sale and lease back of such real property securing Indebtedness permitted under Section 8.1(c)(ii);

(d)	Liens over receivables and related assets incurred in connection with a securitization or factoring of receivables to the extent permitted under Section 8.1(c)(iii);

(e)
Liens over the assets of a Subsidiary acquired by the Issuer or its subsidiaries securing indebtedness of such Subsidiary existing prior to its acquisition and not incurred in contemplation thereof to the extent permitted under Section 8.1(c)(iv);

(f)	Liens over insurance policies securing indebtedness incurred to finance premiums due under such insurance policies to the extent permitted under Section 8.1(c)(v) ;

(g)
Liens imposed or arising by operation of law, in each case, in respect of obligations not yet due or which have been postponed or are being contested in good faith and by appropriate proceedings to the extent that adequate reserves are maintained;

(h)
pledges or deposits made in the ordinary course of business in connection with bids or tenders or to comply with the requirements of any legislation or regulation applicable to the Person concerned or its business or assets;

(i)
easements, rights of way, encroachment agreements, servitudes, minor encroachments, minor irregularities in title or other similar encumbrances or privileges in respect of any real property which, either singly or in the aggregate, do not materially impair the value or the use thereof and which are not violated in any material respect by existing or proposed structures or land use, and any zoning restrictions and leases existing as at the date hereof;

(j)
undetermined or inchoate liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised and of which none of the Lenders has been given notice, or that relate to obligations not due or payable, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person;

(k)
reservations, limitations, provisos and conditions expressed in any original grant from the Crown or other grants of real or immovable property, or interests therein, that do not materially affect the use of the affected land for the purpose for which it is used by that Person;

(l)
the right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof; and

(m)
the Lien created by a judgement of a court of competent jurisdiction, as long as the judgement is being contested diligently and in good faith by appropriate proceedings by that Person and does not result in an Event of Default; and

(n)	any other Lien not prohibited by the ABL Credit Agreement, but subject to Section 8.1;

“Permitted Transactions” has the meaning ascribed thereto in section 7.1(h);

“Person” shall mean any natural person, corporation, firm, partnership, joint venture, trustee, executor, liquidator, administrator, legal representative or other unincorporated association, trust, unincorporated organization, government or Governmental Authority and pronouns relating thereto have a similar extended meaning;

“Prescribed Securities” means “prescribed securities” for the purpose of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied on December 31, 2007;

“Pricing Date” has the meaning ascribed thereto in section 7.1(h);

“Proceeding” shall mean any suit, action or other judicial or administrative proceeding;

 “Purchase Money Interest” means a Lien created or incurred by the Issuer or one of its Subsidiaries securing Indebtedness incurred to finance the acquisition of property (including the cost of installation thereof), provided that (i) such Lien is created substantially simultaneously with the acquisition of such Property, (ii) such Lien does not at any time encumber any Property other than the Property financed by such indebtedness, (iii) the amount of indebtedness secured thereby is not increased subsequent to such acquisition, and (iv) the principal amount of indebtedness secured by any such Lien at no time exceeds 100% of the original purchase price of such property and the cost of installation thereof, and for the purposes of this definition the term “acquisition” includes a Capital Lease;

“Purchased Shares” has the meaning ascribed thereto in section 7.1(g);

“Recognized Stock Exchange” means the TSX or, if the Common Shares are not listed on the TSX, any other major securities exchange or market (including without limitation the New York Stock Exchange or Nasdaq) on which the Common Shares are then listed and posted for trading;

“Redemption Amount” has the meaning ascribed thereto in section 3.8;

“Redemption Date” means the date indicated by the Issuer in the Redemption Notice as being the date on which the Redemption Amount shall be paid;

“Redemption Notice” has the meaning ascribed thereto in section 3.8;

“Redemption Share Price” has the meaning ascribed thereto in section 3.7(a)(ii);

“Regulation S” means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

“Responsible Officer of the Issuer” means the Chairman, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice-President, the Secretary, any Assistant Secretary, or any other officer of the Issuer customarily performing functions similar to those performed by any of the above designated officers;

“Restricted Definitive Debenture” means a definitive certificate issued in accordance with section 2.2 that bears the U.S. Legend;

“Restricted Global Debenture” means a Global Debenture that bears the U.S. Legend;

“Rights” and “Rights Plan” have the meanings ascribed thereto in subsection 7.1(e);

“Senior Creditor” means a holder or holders of Specified Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder or holders;

“Senior Security” means all Liens held by or on behalf of any Senior Creditor and in any manner securing any Specified Senior Indebtedness;

“Special Dividend” means any dividend or other distribution of cash or property by the Issuer to the holders of Common Shares if the amount exceeds 5% of the closing price on the TSX for the Common Shares on the date that the board of directors of the Issuer declares the dividend or other distribution;

“Specified Senior Indebtedness” means, without duplication, the following Indebtedness not to exceed $550,000,000 at any one time:

(a)	other Indebtedness referred to in paragraphs (a) and (b) of the definition of Indebtedness;

(b)	renewals, extensions, restructurings, refinancings and refundings of any such indebtedness liabilities or obligations; and

(c)	guarantees of any of the foregoing;

As of the date hereof, the Specified Senior Indebtedness is the Indebtedness under the ABL Facility and thereafter, such Indebtedness as the Issuer shall notify the Trustee in writing, in all cases subject to the limitations herein and in Section 8.1.

“Spinoff Securities” has the meaning ascribed thereto in section 7.1(d);

“Spinoff Valuation Period” has the meaning ascribed thereto in section 7.1(d);

“Stated Maturity” shall mean, with respect to any principal of or accrued interest on a Debenture, the fixed date or dates specified on which such principal or interest is due and payable;

“Subordination Agreements” has the meaning ascribed thereto in section 4.7;

“Subsidiary” in relation to any specified Person, shall mean (a) any corporation, association or other business entity a majority of the outstanding Voting Securities of which are beneficially owned, directly or indirectly, by or for such Person and/or by or for any Subsidiary or one or more of the other Subsidiaries of that Person (or a combination thereof), and (b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are the Person or one or more Subsidiaries of that Person (or any combination thereof);

“Successor Issuer” or “Successor Guarantor” shall have the meaning ascribed thereto in subsection 15.1(a);

“Supplemental Indenture” shall have the meaning ascribed thereto in subsection 17.3;

“Taxes” has the meaning ascribed thereto in section 2.16;

“Trading Day” means, with respect to any Recognized Stock Exchange or any other market for securities, any day on which such exchange or market is open for trading or quotation;

“Transfer Agent” shall mean Computershare Trust Company of Canada or other Person or Persons appointed as the transfer agent for the Common Shares, in such capacity, together with such Person’s or Persons’ successor from time to time in such capacity;

“Triggering Distribution” has the meaning ascribed thereto in section 7.1(f);

“Trustee” shall mean Computershare Trust Company of Canada until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter, “Trustee” shall mean or include each Person who is then a Trustee hereunder;

“TSX” means the Toronto Stock Exchange;

“Unrestricted Definitive Debenture” means a definitive certificate issued in accordance with section 2.2 that does not bear the U.S. Legend;

“Unrestricted Global Debenture” means a Global Debenture that does not bear the U.S. Legend;

“U.S. Legend” has the meaning ascribed thereto in section 2.20;

“U.S. Person” means a U.S. person as such term is defined in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

 “United States Dollar” or “Dollar” or “$” shall mean lawful currency of the United States;

 “Voting Securities” means a security conferring a right to vote in all circumstances or by reason of an event which has occurred and is occurring, and includes a security convertible into such a security, as well as an option or a right which may be exercised to acquire such a security and, in reference to the Issuer, includes for greater certainty the Common Shares of the Issuer;

“Weighted Average Trading Price” means, with respect to any security on a stock exchange or quotation service during a specified period, the quotient obtained by dividing (i) the aggregate sale price of all such securities sold on such stock exchange or quotation service during such period by (ii) the total number of such securities sold on such stock exchange or quotation service during such period, as determined from time to time by the Board of Directors, or upon request of the Board of Directors, as determined by an Independent Member of the IIROC for such purpose;

“Written Order” means a written order or request, respectively, signed in the name of the Issuer by a Responsible Officer or director of the Issuer; and

all other terms which are used herein but not otherwise defined herein, and that are defined in the Securities Act (Ontario), either directly or by reference therein, shall have the meanings assigned to them therein.

1.2	Interpretation

(a)	Words importing the singular number shall include the plural and vice versa and words importing any gender shall include the masculine, feminine and neuter genders.

(b)
The words “hereto”, “herein”, “hereof”, “hereby”, “hereunder”, and other words of similar import refer to this Indenture as a whole and not to any particular article, section, subsection, paragraph, clause or other part of this Indenture.

(c)
Except as otherwise provided herein, any reference in this Indenture to any act, statute, regulation, policy statement, instrument, agreement, or section thereof shall be deemed to be a reference to such act, statute, regulation, policy statement, instrument, agreement or section thereof as amended, re-enacted or replaced from time to time;

(d)	Any reference herein to any agreement shall include such agreement as amended, restated, supplemented, replaced or otherwise modified from time to time to the extent permitted hereunder;

(e)	Any reference herein to any Person shall include such Person’s permitted successors and permitted assigns.

1.3	Accounting Terms

As used in this Indenture and in any certificate or other document made or delivered pursuant to this Indenture, accounting terms not defined in this Indenture, or in any such certificate or other document, and accounting terms partly defined in this Indenture or in any such certificate or other document to the extent not defined, shall have the respective meanings given to them under GAAP. To the extent that the definitions of accounting terms in this Indenture, or in any such certificate or other document are inconsistent with the meanings of such terms under GAAP, the definitions contained in this Indenture, or in any such certificate or other document shall prevail.

1.4	Headings and Table of Contents

The division of this Indenture, or any related document, into articles, sections, subsections, paragraphs, clauses and other subdivisions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or any such related document.

1.5	Section and Schedule References

Unless something in the subject matter or context is inconsistent therewith, references in this Indenture to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules are to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules of or to this Indenture.

1.6	Governing Law

This Indenture and each Debenture issued hereunder shall be governed by, and construed with, the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7	Currency

Unless expressly provided to the contrary in this Indenture or in any Debenture, all monetary amounts in this Indenture or in such Debenture refer to United States Dollars.

1.8	Non-Business Days

Unless expressly provided to the contrary in this Indenture or in any Debenture, whenever any payment shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such period of time shall begin or end and such calculation shall be made as of the day that is not a Business Day, but such actions shall be taken and such payment shall be made, as the case may be, on the next succeeding Business Day.

1.9	Time

Unless otherwise expressly stated in this Indenture or in any Debenture, all references to a time will mean such time in Toronto, Ontario. Time shall be of the essence in this Indenture.

1.10	Independence of Covenants

Each covenant contained in this Indenture shall be construed (absent an express provision to the contrary) as being independent of each other covenant, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.

1.11	Form of Documents Delivered to Trustee

(a)
In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(b)
Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.12	Acts of Holders

(a)
Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may, alternatively, be embodied in and evidenced by the record of Holders voting in favour thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders duly called and held in accordance with the provisions of Article 14, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such requisite instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act of Holders” or the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and, subject to section 13.3, conclusive in favour of the Trustee and the Issuer, if made in the manner provided in this section 1.12. The record of any meeting of Holders shall be provided in the manner specified in section 14.7.

(b)
The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgements of deeds, certifying that the individual signing such instrument or writing acknowledged to such notary public or other officer the execution thereof. Where such execution is by a signer acting in a capacity, other than such signer’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer’s authority.

The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any manner that the Trustee deems sufficient.

(c)
If the Issuer or the Trustee shall solicit from the Holders any Act, the Issuer or the Trustee, as the case may be, may, at its option, fix in advance a record date for the determination of Holders entitled to take such Act, but the Issuer or the Trustee, as the case may be, shall have no obligation to do so. Any such record date shall be fixed at the Issuer’s or the Trustee’s discretion, as the case may be, provided that such record date shall be fixed on a date not more than sixty (60) days prior to the Act. If such a record date is fixed, such Act may be sought or taken before or after the record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purpose of determining whether Holders of the requisite proportion of Debentures Outstanding have authorized or agreed or consented to such Act, and for that purpose the Debentures Outstanding shall be computed as of such record date.

(d)
Any Act of the Holder of any Debenture shall bind every future holder of the same Debenture and the Holder of every Debenture issued upon the registration of transfer thereof or in exchange therefore or in lieu thereof in respect of anything done, suffered or omitted by the Trustee or the Issuer in reliance thereon, whether or not notation of such action is made upon such Debenture.

1.13	Interest Payments and Calculations

(a)
All interest payments to be made under this Indenture or any Debenture shall be paid without allowance or deduction for deemed re-investment or otherwise, both before and after Maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and, to the extent permitted by Applicable Law, interest will accrue on overdue interest.

(b)
For the purposes of the Interest Act (Canada), if in this Indenture or in any Debenture a rate of interest is or is to be calculated on the basis of a period which is less than a full calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the calendar year for which such calculation is made and divided by the number of days in such period.

(c)
The rate of interest stipulated in this Indenture or in any Debenture will be calculated using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(d)
In calculating interest under this Indenture or under a Debenture for any period, unless otherwise specifically stated, the first day of such period shall be included and the last day of such period shall be excluded.

1.14	English Language

The Issuer, the Trustee and, by their acceptance of Debentures and the benefits of this Indenture, the Holders, acknowledge having consented to and requested that this Indenture, each Debenture and each document related hereto and thereto be drawn up in the English language only. La Société, le fiduciaire des débentures et, par leur acceptation des débentures et des avantages de la présente convention, les porteurs, reconnaissent avoir accepté et demandé que la présente convention, chaque débenture et chaque document relié à celles-ci soient rédigés en langue anglaise.

1.15	Successors and Assigns

All covenants and agreements in this Indenture by the Issuer shall bind its successors and assigns, whether expressed or not.

1.16	Severability Clause

If any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.17	Benefits of Indenture

Nothing in this Indenture and in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, any Person maintaining the record of the Holders pursuant to section 2.15, any Transfer Agent and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.18	Unclaimed Debentures

Subject to Applicable Law, all Debentures together with any interest thereon which remain unclaimed after a period of three (3) calendar years from the Maturity Date shall be forfeited and shall revert to the Issuer.

1.19	Schedules

The following Schedules form part of this Indenture:

Schedule  2.2 – Form of Debenture

Schedule 2.2(c) – Principal Amount Grid

Schedule 5.4 – Form of Declaration for Removal of U.S. Legend

Schedule 3.8 – Form of Redemption Notice

Schedule 5.1(b) – Form of Conversion Notice

Schedule 11.1 – Form of Guarantee

Schedule 11.3 – Opinions Regarding Guarantors

1.20	Benefits of Indenture through Trustee

For greater certainty, this Indenture is being entered into with the Trustee for the benefit of the Holders and the Trustee declares that it holds all rights, benefits and interests of this Indenture on behalf of and as the person holding the power of attorney of, the Holders and each such person who becomes a Holder of the Debentures from time to time.

1.21	Form of Consideration

Notwithstanding any other provision of this Agreement (for greater certainty including, but not limited to, sections 5.1, 7.1, 7.5, 8.4 and 15.1), if, prior to the date that is five years plus one day from the Last Issue Date, Holders would otherwise be entitled to receive, upon conversion of the Debentures, any property that would constitute Ineligible Consideration, such Holders shall not be entitled to receive such Ineligible Consideration but rather will be entitled to receive Prescribed Securities having a fair market value equal to the fair market value of such Ineligible Consideration. However, the Issuer shall have the right (at the sole option of the Issuer) to satisfy its obligation to deliver such “prescribed securities” by delivering either such Ineligible Consideration or other consideration (“other consideration”) consisting of Prescribed Securities, provided that such other consideration (i) has a market value on the date of delivery (as conclusively determined by the Board of Directors based on a formula analogous to the formula for determining Current Market Price) equal to the market value on such date of such Ineligible Consideration, (ii) is fully paid and non-assessable and free of any Lien or adverse claim, and (iii) is listed for trading on a Recognized Stock Exchange.

ARTICLE 2
THE DEBENTURES

2.1	Limit of Issue and Designation of Debentures

The Debentures authorized to be issued hereunder shall consist of, and be limited to, no more than $1,250,000,000 aggregate principal amount and shall be designated as “6% Convertible Unsecured Debentures due November ●, 2020” of which not more than $250,000,000 may be issued after the initial Issue Date but not later than 30 days after the initial Issue Date.

2.2	Form and Terms of Debentures

(a)
The Debentures shall be dated as of the Issue Date. The Debentures shall bear interest from and including the Issue Date at the rate of 6% per annum (after as well as before Maturity, default and judgment, with interest on overdue interest at the said rate), payable in equal quarterly instalments in arrears on each Interest Payment Date, subject to section 2.3, and the Debentures shall mature on the Maturity Date. Subject to the other terms hereof, the principal of the Debentures will be payable on the Maturity Date in lawful money of the United States against surrender thereof by the Holder at the Corporate Trust Office or at such place or places as may be designated by the Issuer for that purpose.

(b)
The Debentures shall be issued as fully registered Debentures in denominations of $1,000 and integral multiples of $1,000, or as a Global Debenture, and shall be convertible as provided for in Article 5.

(c)
The Debentures and the certificate of the Trustee endorsed thereon shall be substantially in the form set forth in Schedule 2.2 hereto, provided that if a Debenture is issued as a Global Debenture in accordance with section 2.11, it shall have appended thereto a principal amount grid in the form of Schedule 2.2(c), which shall be appropriately adjusted at such times as Debentures are converted or repurchased in accordance with the terms hereof.

2.3	Interest

Each Debenture issued hereunder, whether issued originally or in exchange for another Debenture, shall bear interest from and including the Issue Date or from and including the last Interest Payment Date on which interest shall have been paid or made available for payment on the Debentures then Outstanding, whichever shall be the later, to but excluding the earlier of:

(i)	the following Interest Payment Date;

(ii)	if purchased in accordance with section 3.1, the date of payment;

(iii)	if repurchased in accordance with section 3.2, the Change of Control Repurchase Date;

(iv)	if redeemed in accordance with section 3.7, the Redemption Date;

(v)	if converted in accordance with section 5.1, the Conversion Date; and

(vi)	the Maturity Date;

as the case may be (the “Interest Period”), upon due presentation and surrender thereof for payment on or after the appropriate date. The interest payable per $1,000 principal amount of Debentures in respect of an

Interest Period other than an Interest Period that begins and ends on an Interest Payment Date shall be calculated by multiplying $1,000 by the interest rate of 6% per annum, dividing the product so obtained by 365 or 366 days, as the case may be, and multiplying the quotient by the actual number of days in the said Interest Period. The interest payable per $1,000 principal amount of Debentures in respect of an Interest Period that begins and ends on an Interest Payment Date shall be calculated by multiplying $1,000 by the interest rate of 6% per annum and dividing the product so obtained by four.  If an Event of Default has occurred and is continuing, the interest payable in accordance with this Section 2.3 will be calculated on the basis of 10% per annum instead of 6% per annum for that part of the Interest Period commencing on the date that the Event of Default occurred up to and including the date on which such Event of Default is no longer occurring.

2.4	Prescription

The right of the Holders to exercise their rights under this Indenture shall become void unless the Debentures are presented for payment within a period of three (3) years from Maturity, after which payment thereof shall be governed by the provisions of Article 12 hereof. The Issuer shall have satisfied its obligations under the Debentures upon irrevocable remittance to the Trustee for the account of the Holders, upon repurchase, redemption, conversion or at the Maturity Date, of any and all consideration due hereunder in cash or, to the extent provided for and permitted hereunder, by the making of a Common Share Payment, subject to and in accordance with the provisions of this Indenture, and such remittance shall for all purposes be deemed a payment to the Holders, and to that extent such Debentures shall thereafter not be considered as Outstanding and the Holders shall have no right, except to receive payment out of the moneys so paid and deposited.

2.5	Issue of Debentures

Debentures in such aggregate principal amounts as the Board of Directors shall determine in accordance with the terms hereof and denominated in lawful money of the United States shall be executed by the Issuer from time to time and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered to the Issuer in accordance with the terms of section 2.7. Other than as contemplated by subsection 2.8(b), the Trustee shall receive no consideration for the certification of Debentures.

2.6	Execution

(a)
The Debentures shall be executed on behalf of the Issuer by any Responsible Officer of the Issuer. The signature of any of such officer on the Debentures may be manual or facsimile. Debentures bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Debentures.

(b)
If Debentures are issued as Definitive Debentures, the Issuer shall provide to the Trustee a supply of certificates to evidence such Definitive Debentures in such form, in such amounts, bearing such distinguishing letters and numbers, and as at such times as are necessary to enable the Trustee to fulfil its responsibilities under this Indenture.

2.7	Certification by Trustee

(a)
At any time and from time to time after the execution and delivery of this Indenture, and in accordance with the terms hereof, the Issuer may deliver Debentures executed on behalf of the Issuer to the Trustee for certification, pursuant to an Issuer Order applicable thereto and evidence of compliance, if requested by the Trustee, in accordance with section 13.4 and Applicable Law. Upon receipt by the Trustee of an Issuer Order applicable to such Debentures and such evidence of compliance, the Trustee shall certify and deliver such Debentures in the manner specified in such Issuer Order, without receiving any consideration for such certification and delivery.

(b)
No Holder shall be entitled to any right or benefit under this Indenture with respect to a Debenture, and such Debenture shall not be valid or binding for any purpose, unless such Debenture has been certified by the Trustee, as evidenced by the manual signature of an authorized officer of the Trustee. Such certification upon any Debenture shall be conclusive evidence, and the only evidence, that such Debenture has been issued under this Indenture.

(c)
Debentures bearing the manual signature of an individual who was, at the time that such signature was affixed, an authorized signing officer of the Trustee, shall be valid and binding on the Trustee notwithstanding that such individual ceased to be an authorized signing officer of the Trustee prior to the delivery of such Debentures.

(d)
The certification by the Trustee on the Debentures shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures (except in respect of the due certification thereof and any other warranties implied by law) or as to the performance by the Issuer of its obligations under this Indenture and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or of the proceeds thereof.

2.8	Registration of Exchanges

(a)
Subject to Section 2.15, Debentures may be exchanged for one or more Debentures in an equal aggregate principal amount upon surrender of the Debentures to be exchanged at the specified office of the Trustee;

provided, however, that each Debenture issued in exchange for such original Debenture shall have a principal amount in an authorized denomination as provided for herein.

(b)
The Trustee may make a charge to reimburse itself for any stamp taxes or governmental charges required to be paid and a reasonable charge for its services and a reasonable sum per Debenture created and issued upon any exchange or transfer of Debentures effected by it. Payment of such charges will be made by the Person requesting the exchange or transfer as a condition precedent to such exchange or transfer.

2.9	Persons Entitled to Payment

(a)
Prior to due presentment for registration of a transfer of any Debenture, the Issuer, the Trustee and any other Person, as the case may be, may treat the Person in whose name any Debenture is registered in the applicable register (including in the case of a Global Debenture, the Depository or the nominee of such Depository in whose name such Global Debenture is registered) as the absolute and sole owner of such Debenture for all purposes including receiving payment of the principal of, and any premium, if any, interest or other amount on such Debenture, receiving any notice to be given to the Holder of such Debenture, and taking any Act of Holders with respect to such Debenture, whether or not any payment with respect to such Debenture shall be overdue, and none of the Issuer, the Trustee or any other Person, as the case may be, shall be affected by notice to the contrary.

(b)
Delivery of a Debenture to the Trustee by or on behalf of the Holder thereof shall, upon payment of such Debenture, be a valid discharge to the Issuer of all obligations evidenced by such Debenture. None of the Issuer, the Trustee or any other Person shall be bound to inquire into the title of any such Holder.

(c)
In the case of the death of one or more joint registered Holders of a Debenture, the principal of, and premium, if any, interest and any other amounts on such Debenture may be paid to the survivor or survivors of such registered Holders whose receipt of such payment, accompanied by the delivery of such Debenture, shall constitute a valid discharge to the Issuer and the Trustee.

2.10	Payment of Principal and Interest on Definitive Debentures

(a)
Subject to repurchase, redemption or conversion pursuant to the terms hereof, as payments in respect of interest on the Definitive Debentures become due, interest payable on the Definitive Debentures on an Interest Payment Date will be payable by the Issuer to the Holders thereof in whose names the Debentures are registered at the close of business on the Interest Record Date with respect to the applicable Interest Payment Date.  The Issuer shall, (A) no later than 10:00 a.m. on the day that is three (3)

Business Days preceding such Interest Payment Date, deliver a certified cheque for the amount of such payment payable on such Interest Payment Date, to the order of the Trustee at the Corporate Trust Office, or (B) no later than 10:00 a.m. on the Business Day preceding such Interest Payment Date, provide to the Trustee such payment by electronic funds transfer to an account designated by the Trustee for all amounts due in respect of such interest, in each case to enable the Trustee to forward such payment to the Holder in whose name any Debenture is registered at the close of business on the Interest Record Date with respect to the applicable Interest Payment Date.

Subject to Section 2.16, the forwarding of such funds by the Issuer to the Trustee pursuant to subsection 2.10(a) above and the subsequent delivery of such funds by the Trustee to the Holders shall satisfy and discharge the Issuer’s liability for payment of the interest on the Debentures to the extent of the sums represented thereby, plus the amount of any withholding or other tax deducted in accordance with Applicable Law, unless such cheque is not paid at par on presentation; provided that in the event of the non-receipt of such cheque by the Holder, or the loss or destruction thereof, the Trustee on being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it shall issue to such Holder a replacement cheque for the amount of such cheque.

Notwithstanding the foregoing, if the Issuer is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Issuer may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above so long as such payment is made in cash to the Holders and there is no delay in making such payment.

(b)
If a Debenture or a portion thereof is called or presented for repurchase, redemption or conversion and the Payment Date, Redemption Date or Conversion Date is subsequent to an Interest Record Date but prior to the related Interest Payment Date, interest accrued on such Debenture will be paid upon presentation and surrender of such Debenture or portion thereof up to but excluding the Payment Date, Redemption Date or Conversion Date to the Holders thereof in whose names the Debentures are registered at the close of business on the Interest Record Date.

(c)
Subject to the foregoing provisions of this section, each Debenture delivered in exchange for or in lieu of any other Debenture shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Debenture.

2.11	Book-Based System

(a)
In the event that all of the Outstanding Definitive Debentures are registered in the name of “CDS & Co.”, the Trustee may issue, in replacement of the Definitive Debentures, one or more permanent global security certificates in the form of the certificate set out in Schedule 2.2 hereto together with the legend provided for in subsection (b) and section 2.20, as applicable (the “Global Debenture(s)”). The Global Debenture(s) shall be held by, or on behalf of, the Depository as depository of the Participants in the Book-Based System and shall be registered in the name of “CDS & Co.” (or such other name as the Depository may use from time to time as its nominee for the purposes of the Book-Based System). In the event that all of the Outstanding Debentures are registered in the name of “CDS & Co.”, no Beneficial Holder will receive Definitive Debentures representing their beneficial ownership in Debentures unless the Issuer determines to terminate the Book-Entry Only Debentures. Where all of the Outstanding Definitive Debentures are represented by a Global Debenture, the Debentures represented thereby shall be deemed for the purposes hereof to have been issued as Book-Entry Only Debentures.

(b)	The Global Debenture(s) shall bear a legend in substantially the following form subject to modification as required by the Depository:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO [■] (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS ISSUED PURSUANT TO A MASTER LETTER OF REPRESENTATIONS OF THE ISSUER TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME.”

2.12	Discontinuation of Book-Based System

If:

(a)
the Depository has notified the Issuer and the Trustee that the Depository is unwilling or unable to continue as Depository, or the Depository ceases to be a clearing agent registered or designated under the Applicable

Securities Laws of the jurisdiction where the Depository has its principal offices; or

(b)
the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures and Beneficial Holders representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then Outstanding advise the Depository in writing, through the Participants, that the continuation of the Book-Based System for such Debentures is no longer in their best interests and also provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to sections 10.3 or 10.4;

then the Beneficial Holders of the Debentures represented by the Global Debentures at such time shall receive Definitive Debentures for such Debentures.

2.13	Payments of Principal and Interest for Book-Entry Only Debentures

Subject to Article 6, as payments in respect of principal and interest on the Debentures represented by the Global Debenture(s) become due, the Issuer shall, no later than on the applicable Interest Payment Date, date of repurchase, redemption or conversion or on the Maturity Date, as the case may be, at the option of the Issuer:

(a)
deliver or cause to be delivered to the office of the Trustee at the Corporate Trust Office at or before 10:00 a.m. three (3) Business Days before such Interest Payment Date, date of repurchase, redemption or conversion or the Maturity Date, a certified cheque for the amount of such payment payable on such Interest Payment Date, date of repurchase, redemption or conversion or the Maturity Date, as the case may be, to the order of the Trustee and negotiable at par, or

(b)
provide to the Trustee such payment by electronic funds transfer to an account designated by the Trustee, at or before 10:00 a.m. on the Business Day preceding such Interest Payment Date, date of repurchase, redemption or conversion or the Maturity Date, as the case may be, for all amounts due in respect of such principal and interest on the Debentures represented by the Global Debenture(s) to enable the Trustee to forward or cause to be forwarded such funds to the Depository for credit by the Depository to Participants’ accounts.

Neither the Issuer nor the Trustee will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing or supervising any records relating to such beneficial interests.

2.14	Rank

The Debentures shall be direct, unsecured obligations of the Issuer and the Guarantees will be direct, unsecured obligations of the Guarantors.

2.15	Register and Transfer

(a)
The Issuer shall cause to be kept by and at the principal office of the Trustee in the City of Toronto, Province of Ontario, a register, and in such other place or places as the Issuer with the approval of the Trustee may designate, branch registers, in which shall be entered the names and latest known addresses of the Holders and all transfers of Debentures. Such registration shall be noted on the Debentures by the Trustee. No transfer of a Debenture shall be effective as against the Issuer unless made on one of the appropriate registers by the registered Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with this Indenture and any other such requirements as the Trustee may prescribe, and unless such transfer shall have been duly noted on such Debenture by the Trustee;

(b)
with respect to Debentures issued as Book-Entry Only Debentures, the Issuer shall cause to be kept by and at the principal office of the Trustee in the City of Toronto, Province of Ontario, a central register in which shall be entered the name(s) and latest known address(es) of the Holder(s) of each Global Debenture (being the Depository, or its nominee, for such Global Debenture) and the other particulars prescribed by law of the Debentures held by it (them) and all transfers of Debentures. Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof except through records maintained by CDS or its nominee in the following circumstances or as otherwise specified in a Board Resolution or Written Order;

(c)
a Global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(d)
a Global Debenture may be transferred at any time after the Depository for such Global Debenture (i) has notified the Issuer that it is unwilling or unable to continue as Depository for such Global Debenture or (ii) ceases to be eligible to be a Depository provided that at the time of such transfer the Issuer has not appointed a successor Depository for such Global Debenture;

(e)
a Global Debenture may be transferred at any time after the Issuer has determined, in its sole discretion, to terminate the Book-Based System in respect of such Global Debenture and has communicated such determination to the Trustee in writing; and

(f)
a Global Debenture may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures issued as a Global Debenture, provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Article 10.

(g)
Notwithstanding any other provisions of this Indenture or the Debentures, transfers and exchanges of Debentures and beneficial interests in Global Debentures shall be made in accordance with this subsection 2.15(g).

(i)
Transfer of Beneficial Interests in the Same Global Debenture.  Except as may be required by the Trustee or the Depository, no written orders or instructions shall be required to be delivered to the Trustee to effect a transfer of a beneficial interest in a Global Debenture to persons who take delivery thereof in the form of a beneficial interest in the same Global Debenture.

(ii)
Transfer and Exchange of Beneficial Interests in a Restricted Global Debenture for Beneficial Interests in an Unrestricted Global Debenture. A beneficial interest in a Restricted Global Debenture may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Debenture or transferred to a person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Debenture if the Trustee receives the following:

(1)
if the holder of such beneficial interest in a Restricted Global Debenture proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Debenture, a certificate from such holder in the form of Schedule 2.15(b) hereto, including the certifications in item (1)(a) thereof; or

(2)
if the holder of such beneficial interest in a Restricted Global Debenture proposes to transfer such beneficial interest to a person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Debenture, a certificate from such holder in the form of Schedule 2.15(a) hereto, including the certifications in items (2) or (3) thereof;

and, in each such case set forth in this subsection 2.15(g)(ii), if the Trustee so requests, an opinion of counsel or other documentation in form reasonably acceptable to the Trustee to the effect that such transfer or exchange is in compliance with the U.S. Securities Act.

(iii)
Transfer and Exchange of Beneficial Interests in an Unrestricted Global Debenture for Beneficial Interests in a Restricted Global Debenture. A beneficial interest in any Unrestricted Global Debenture may be exchanged by any holder thereof for a beneficial interest in a Restricted Global Debenture or transferred to a person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Debenture if the Trustee receives the following:

(1)
if the holder of such beneficial interest in an Unrestricted Global Debenture proposes to exchange such beneficial interest for a beneficial interest in a Restricted Global Debenture, a certificate from such holder in the form of Schedule 2.15(a) hereto, including the certifications in item (2) thereof; or

(2)
if the holder of such beneficial interest in an Unrestricted Global Debenture proposes to transfer such beneficial interest to a person who shall take delivery thereof in the form of a beneficial interest in a Restricted Global Debenture, a certificate from such holder in the form of Schedule 2.15(a) hereto, including the certifications in item (1) thereof.

(iv)
Transfer of Restricted Definitive Debentures for Restricted Definitive Debentures. A Restricted Definitive Debenture may be transferred to a person who takes delivery thereof in the form of a Restricted Definitive Debenture if the Trustee receives a certificate to the effect set forth in Schedule 2.15(a) hereto, including the certifications in item (1) thereof.

(v)
Transfer and Exchange of Restricted Definitive Debentures for Unrestricted Definitive Debentures. A Restricted Definitive Debenture may be exchanged by the holder thereof for an Unrestricted Definitive Debenture or transferred to a person who takes delivery thereof in the form of an Unrestricted Definitive Debenture if the Trustee receives the following:

(1)
if the holder of such Restricted Definitive Debenture proposes to exchange such Debenture for an Unrestricted Definitive Debenture, a certificate from such holder in the form of Schedule 2.15(b) hereto, including the certifications in item (1)(b) thereof; or

(2)
if the holder of such Restricted Definitive Debenture proposes to transfer such Debenture to a person who shall take delivery thereof in the form of an Unrestricted Definitive Debenture, a certificate from such holder in the form of Schedule 2.15(a) hereto, including the certifications in item (2) or (3) thereof;

and, in each such case set forth in this subsection 2.15(g)(v), if the Trustee so requests, an opinion of counsel or other documentation in form reasonably acceptable to the Trustee to the effect that such transfer or exchange is in compliance with the U.S. Securities Act.

(vi)
Transfer of Unrestricted Definitive Notes for Unrestricted Definitive Notes. Except as may be required by the Trustee or the Depository, no written orders or instructions shall be required to be delivered to the Trustee to effect a transfer of an Unrestricted Definitive Note.

2.16	Additional Amounts

(a)
Any payments made by or on behalf of the Issuer or Guarantor under or with respect to the Debentures (including, without limitation, any Common Share Payment) (in this Section 2.16, such payment, a “Debenture Payment”) will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory of Canada or by any authority or agency thereof or therein having power to tax, including, without limitation any such charges or taxes imposed under Part XIII of the Income Tax Act (Canada) (or any successor legislation of similar effect) (“Taxes”), unless the Issuer or Guarantor is required to withhold or deduct any amount, for or on account of, Taxes by Applicable Law.  If the Issuer or Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any Debenture Payment made under or with respect to the Debentures, the Trustee will make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by Applicable Law and the Issuer or Guarantor, as applicable, will pay to the Trustee for payment to the relevant Holder such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after the withholding or deduction of any Indemnified Taxes will not be less than the amount such Holder would have received if such Indemnified Taxes had not been withheld or deducted.

For this purpose, Indemnified Taxes means Taxes other than Taxes imposed on a Holder or Beneficial Holder (i) by reason of such Holder or Beneficial Holder being a Person with whom the Issuer or Guarantor is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) at the time of making a Debenture Payment, (ii) by reason of such Holder or Beneficial Holder being, or not dealing at arm’s length with, a “specified shareholder” as defined in subsection 18(5) of the Income Tax Act (Canada) of the Issuer or Guarantor, (iii) by reason of the existence of any present or former connection (including, without limitation, carrying on business or having a permanent establishment or fixed base) between such Holder or Beneficial Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or Beneficial Owner, if such Holder or Beneficial Owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein, other than, in either case, solely by reason of the Holder’s or Beneficial Holder’s activity in connection with purchasing the Debentures, the mere holding of the Debentures or receiving payments under such Debentures, (iv) by reason of the failure to comply with any certification, identification, information documentation or other reporting requirement required by Applicable Law or an applicable treaty as a precondition to, exemption from, or a reduction in the rate of deduction or withholding of such Taxes, (v) that is an estate, inheritance, gift, sales, transfer or personal property Tax or any similar Tax with respect to a Debenture; (vi) that is a branch profits Tax, franchise Tax or Tax imposed on net income or capital; (vii) that is a Tax which would not have been imposed but for the presentation of a Debenture (where presentation is required) for payment on a date more than 30 days after (I) the date on which such payment became due and payable or (II) the date on which payment thereof is duly provided for, whichever occurs later; (viii) that is a withholding or deduction imposed pursuant to (I) Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (II) any treaty, law, regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, or (III) any agreement between Issuer and the United States or any authority thereof implementing FATCA; or (ix) that arises from any combination of the items listed above, nor shall Indemnified Taxes include any Taxes with respect to any payment on a Debenture to a holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary, a member of such partnership or such beneficial owner would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner held its interest in the Debenture directly.

(b)
Within ninety (90) days after the date the payment of any Taxes is due pursuant to Applicable Law, the Trustee will furnish to the Issuer copies of tax receipts, if any, evidencing such payment by the Trustee.

(c)
As soon as practicable prior to each date on which any Debenture Payment is due and payable, if the Issuer or Guarantor to its knowledge will be obligated to pay Additional Amounts with respect to such Debenture Payment, the Issuer or Guarantor, as applicable, will deliver to the Trustee an Officer’s Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the date payment is due.

(d)
Whenever in the Indenture or in any Debenture there is mentioned, in any context, the payment of principal (and premium, if any), a purchase price, redemption price, interest or any other Debenture Payment, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(e)
The Issuer and the Guarantor will indemnify and hold harmless each Holder and Beneficial Holder and upon written request reimburse each of the Holders and Beneficial Holders for the amount of (i) any Indemnified Taxes so levied or imposed and paid by the Holder or Beneficial Holder, as applicable, as a result of Debenture Payments, and (ii) any Indemnified Taxes levied or imposed and paid by the Holder or Beneficial Holder with respect to reimbursement under (i) above.

(f)
If the Issuer or Guarantor pays any indemnity or Additional Amounts under this section 2.16 to a Holder and the Holder or Beneficial Holder at any time thereafter receives a refund in respect of Taxes or a credit with respect to payment of Taxes (in both cases, in respect of a Debenture Payment in respect of which such indemnity or Additional Amount was paid), then such Holder or Beneficial Holder shall promptly pay to the Issuer or Guarantor, as applicable, the amount of such refund or credit net of all out-of pocket expenses reasonably incurred by the Holder or Beneficial Holder to obtain such refund or credit.

(g)
Where the Issuer is required by Applicable Law to withhold or deduct Taxes from any payment made on a conversion or such other circumstance where the Issuer is issuing Common Shares to a Holder and there is insufficient cash being paid to satisfy the withholding required, the Trustee, on the written request of the Issuer but for the account of the Holder, shall facilitate the sale to the extent it is permitted by Applicable Securities Laws, through the investment banks, brokers or dealers selected by the Issuer, out of the Common Shares issued by the Issuer to the applicable Holder, such number of Common Shares that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of Taxes required to be withheld, and shall remit same on behalf of the Issuer to the relevant Governmental Authority as and when required by Applicable Law and shall transfer the balance of the cash proceeds, if any, to the applicable Holder.

2.17	Cancellation of Debentures

(a)
All Debentures surrendered for payment of the final amount required to be paid thereon, or that have been surrendered to the Trustee for registration of exchange or transfer, shall be promptly cancelled by the Trustee on receipt. The Trustee shall give prompt written notice to the Issuer of the particulars of any Debentures cancelled by it.

(b)
The Issuer may, in its discretion at any time, deliver to the Trustee for cancellation any Debentures which the Issuer has purchased as provided for in this Indenture, and all such Debentures so delivered shall be cancelled by the Trustee.

(c)
All Debentures which have been cancelled by the Trustee shall be destroyed by the Trustee in accordance with its standard practices, and the Trustee shall furnish to the Issuer a destruction certificate setting forth the numbers and denominations of the Debentures so destroyed.

2.18	Mutilated, Lost, Stolen or Destroyed Debentures

(a)
If any Debenture has been mutilated or defaced or has or has been alleged to have been lost, stolen or destroyed, then, on application by the applicable Holder to the Trustee, the Issuer may, in its discretion, execute, and upon such execution the Trustee shall certify and deliver, a new Debenture of the same date and amount as the defaced, mutilated, lost, stolen or destroyed Debenture in exchange for and in place of the defaced or mutilated Debenture, and in lieu of and in substitution for the lost, stolen or destroyed Debenture. Notwithstanding the foregoing, no Debenture shall be delivered as a replacement for any Debenture which has been mutilated or defaced otherwise than upon surrender of the mutilated or defaced Debenture, and no Debenture shall be delivered as a replacement for any Debenture which has been lost, stolen or destroyed unless the applicant for the replacement Debenture has furnished to the Issuer and the Trustee evidence, satisfactory in form and substance to the Issuer and the Trustee, of its ownership of, and of such loss, theft or destruction of, such Debenture and has provided a surety bond and indemnity to the Issuer and the Trustee in amount, form and substance satisfactory to each of them. Any instructions by the Issuer to the Trustee under this section shall include such indemnity for the protection of the Trustee as the Trustee may reasonably require.

(b)
If any mutilated, defaced, lost, stolen or destroyed Debenture has become or is about to become due and payable, the Issuer, in its discretion, may, instead of executing a replacement Debenture, pay to the Holder thereof the full amount outstanding on such mutilated, defaced, lost, stolen or destroyed Debenture.

(c)
Upon the issuance of a replacement Debenture, the Issuer may require the applicant for such replacement Debenture to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to such issuance and any other expenses (including the fees and expenses of the Trustee and the Issuer) connected with such issuance.

(d)
Each replacement Debenture shall bear a unique serial number and be in a form otherwise identical to the Debenture it replaces and shall be entitled to the benefits of this Indenture to the same extent and in the same manner as the Debenture it replaces.

(e)
Unless the Issuer instructs otherwise, the Trustee shall, in accordance with its practice, destroy each mutilated or defaced Debenture surrendered to and cancelled by it and in respect of which a replacement Debenture has been delivered or moneys have been paid and shall, as soon as reasonably practicable, furnish to the Issuer a certificate as to such destruction specifying in numerical sequence the serial numbers of the Debentures so destroyed.

2.19	Access to Lists of Holders

(a)	The register of Holders maintained by the Trustee will, at all reasonable times during the regular business hours of the Trustee, be open for inspection by the Issuer.

(b)
If any Beneficial Holder or group of Beneficial Holders, or such one or more Holders as may be permitted by Applicable Law (in each case, the “Applicants”) apply to the Trustee (with a copy to the Issuer), then the Trustee, after having been funded and indemnified to its reasonable satisfaction by such Applicants for its related costs and expenses, shall afford or shall cause the Issuer to afford the Applicants access during normal business hours to the most recent list of Holders within ten (10) Business Days after the receipt of such application by the Trustee. Such list shall be as of a date no more than ten (10) days (or such other date as may be mandated by Applicable Law) prior to the date of receipt of the Applicants’ request.

2.20	Canadian Private Placement Legend

The Debentures and the Common Shares issuable upon conversion of the Debentures have not been qualified for sale to the public under applicable Securities Laws. The Debentures and, if issued prior to 4 months and a day after the Issue Date, the Common Shares issuable upon conversion of the Debentures, shall bear a legend in the following form unless, in any such case, the Corporation determines that such legend is not required by applicable Securities Laws in order to permit the holder to freely trade such Debentures:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER THE ISSUE DATE].

2.21	U.S. Legend on Debentures

Any certificate evidencing Debentures that are sold or transferred to a person in the United States or a U.S. Person (and all securities issued in exchange therefor or substitution thereof, other than the Common Shares, if any, issued upon conversion thereof which shall bear the legend set forth in Section 5.4) shall bear a legend in substantially the following form (the “U.S. Legend”); provided that the legend may be removed in accordance with subsection 2.15(g), as applicable:

“THIS DEBENTURE AND COMMON SHARES ISSUABLE UPON CONVERSION OF THIS DEBENTURE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS.  NEITHER THIS DEBENTURE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.  THE HOLDER OF THIS DEBENTURE BY ITS ACCEPTANCE HEREOF AGREES THAT THIS DEBENTURE AND ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER OR A SUBSIDIARY OF THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF, RULE 144A UNDER THE U.S. SECURITIES ACT, (D) IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF, RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.”

2.22	Payment in Shares

Where payment or delivery of Common Shares to Holders is required by the Issuer to be made pursuant to the terms hereof, the Issuer shall deliver to the Trustee for delivery to and on account of the Holders, or in the case of Global Debentures, to the Depository, certificates representing the Common Shares to which the Holders are entitled. In the case of delivery to the Trustee, the Trustee shall deliver to the Holders entitled thereto, the certificates representing such Common Shares, and any cash representing fractional shares as provided for below.

No fractional Common Shares shall be delivered to the Trustee or Holders but, in lieu thereof, if such a fraction shall become owing, the Issuer shall pay to the Trustee on account of the Holders, at the time of delivery of Common Shares, the cash equivalent thereof determined on the basis of the then current market value of the fractional share.  The current market value of a fractional share shall be determined (calculated to the nearest 1/100th of a share) by multiplying the closing price of the Common Shares on the Trading Day immediately preceding the date of delivery by such fractional share and rounding the product to the nearest whole cent.

ARTICLE 3
REPURCHASE AND CANCELLATION OF DEBENTURES

3.1	Purchase of Debentures

Provided that no Event of Default has occurred and is continuing, the Issuer may at any time, and from time to time, purchase all or any of the Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a Recognized Stock Exchange) or by tender or by private contract, at any price, subject to compliance with Applicable Securities Laws. Debentures so purchased by the Issuer shall be submitted to the Trustee for cancellation in accordance with subsection 2.17(b).  If an Event of Default, other than an Event of Default, under subsection 10.1(i) or 10.1(ii), has occurred and is continuing, the Issuer will not have the right to purchase by private contract.  If an Event of Default under subsection 10.1(i) or 10.1(ii) has occurred and is continuing, the Issuer will not have the right to purchase Debentures in any manner.

If, upon an invitation for tenders, more Debentures than the Issuer is prepared to accept are tendered at the same lowest price, the Debentures to be purchased by the Issuer will be selected by the Trustee on a pro rata basis, from the Debentures tendered by each tendering Holder who tendered at such lowest price. For this purpose the Trustee may make, and may from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Holders, notwithstanding the fact that as a result thereof one or more such Debentures becomes subject to purchase in part only. The Holder of any Debenture of which only a part is purchased upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, a replacement Debenture for and evidencing the same obligation as the unpurchased part so surrendered, and the Trustee shall certify and deliver such replacement Debenture upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

3.2	Repurchase of Debentures at Option of the Holder upon a Change of Control

(a)
If a Change of Control occurs prior to the Maturity Date, the Issuer shall make an offer to the Holders to repurchase for cash all or any portion of the Debentures of such Holder, at the Change of Control Repurchase Price (the “Change of Control Repayment Offer”) on the Change of Control Repurchase Date (provided that in the case of a Change of Control caused by Fairfax or any Affiliate thereof, whether by itself or together with any other Person with whom Fairfax or any such Affiliate is acting jointly or in concert, the Issuer shall not be required to make a Change of Control Repayment Offer with respect to any Debentures beneficially held by Fairfax or any Affiliate thereof or any other such Person).  As promptly as practicable following the Change of Control, but in any event within ten (10) days after the occurrence of such Change of Control, the Issuer shall provide notice of the Change of Control to the Trustee and the Holders in the manner provided in sections 16.2 and 16.3 (the “Change of Control Issuer Notice”). The Change of Control Issuer Notice shall include the form of a Change of Control Repurchase Notice (as defined below) to be completed by the Holder and shall state the Change of Control Repayment Offer and the following:

(i)	the events causing such Change of Control;

(ii)	the date of such Change of Control;

(iii)	the last date by which the Change of Control Repurchase Notice must be delivered to elect the repurchase option pursuant to this section 3.2;

(iv)	the Change of Control Repurchase Date;

(v)	the Change of Control Repurchase Price;

(vi)	the Holder’s right to require the Issuer to purchase all or a portion of the Debentures held by such Holder by accepting the Change of Control Repayment Offer;

(vii)	the name and address of the Trustee;

(viii)	the then effective Conversion Price and Conversion Rate and any adjustments to the Conversion Rate resulting from such Change of Control and details of all such calculations;

(ix)
the procedures that the Holder must follow to exercise conversion rights under Article 5 and that Debentures as to which a Change of Control Repurchase Notice has been given may be converted into Common Shares pursuant to Article 5 of this Indenture only to the extent that the Change of Control Repurchase Notice has been withdrawn in accordance with the terms of this Indenture;

(x)	the procedures that the Holder must follow to exercise rights under this section 3.2;

(xi)	the procedures that the Holder must follow to withdraw a Change of Control Repurchase Notice;

(xii)
that, unless the Issuer fails to pay such Change of Control Repurchase Price, Debentures covered by any Change of Control Repurchase Notice will cease to be outstanding and interest will cease to accrue on and after the Change of Control Repurchase Date; and

(xiii)	the CUSIP number of the Debentures.

At the Issuer’s request, the Trustee shall give such Change of Control Issuer Notice in the Issuer’s name, at the Issuer’s expense, and within the notice period set out above; provided, that, in all cases, the text of such Change of Control Issuer Notice shall be prepared by the Issuer. If any of the Debentures is in the form of a Book-Entry Only Debenture, then the Issuer shall modify such notice to the extent necessary to accord with the applicable procedures at the Book-Based System relating to the purchase of Book-Entry Only Debentures.

(b)
A Holder may accept a Change of Control Repayment Offer by delivering a written notice (which may be delivered by letter, overnight courier, hand delivery, facsimile transmission or in any other written form and, in the case of Book-Entry Only Debenture, may be delivered electronically or by other means in accordance with the Depository’s applicable procedures) of such acceptance (a “Change of Control Repurchase Notice”) to the Issuer or the Trustee at any time prior to the close of business on the second Business Day next preceding the Change of Control Repurchase Date, subject to extension to comply with Applicable Laws.

(i)
The Change of Control Repurchase Notice shall state: (A) the certificate number (if such Debenture is held other than in global form) of the Debenture which the Holder will deliver to be purchased (or, if the Debenture is a Book-Entry Only Debenture form, any other items required to comply with the applicable procedures), (B) the portion of the principal amount of the Debenture which the Holder will deliver to be purchased, in integral multiples of $1,000, and (C) that such Debenture shall be purchased as of the Change of Control Repurchase Date pursuant to the terms and conditions specified in the Debentures and in this Indenture.

(ii)
The delivery of a Debenture (if such Debenture is held other than in global form) for which a Change of Control Repurchase Notice has been timely delivered to the Trustee and not validly withdrawn prior to, on or after the Change of Control Repurchase Date (together with all necessary endorsements) at the office of the Trustee shall be a condition to the receipt by the Holder of the Change of Control Repurchase Price therefor.

(iii)
The Issuer shall only be obliged to purchase, pursuant to this section 3.2, a portion of a Debenture if the principal amount of such portion is $1,000 or an integral multiple of $1,000 (provisions of this Indenture that apply to the purchase of all of a Debenture also apply to the purchase of such portion of such Debenture).

(c)
Notwithstanding anything herein to the contrary, any Holder delivering to the Trustee the Change of Control Repurchase Notice contemplated by this section 3.2 shall have the right to withdraw such Change of Control

Repurchase Notice in whole or in a portion thereof that is a principal amount of $1,000 or in an integral multiple thereof, at any time prior to the close of business on the third Business Day prior to the Change of Control Repurchase Date by delivery of a written notice of withdrawal to the Trustee in accordance with the procedures set out in the Change of Control Issuer Notice or, if not set out therein, then in accordance with section 3.3.

(d)	The Trustee shall promptly notify the Issuer of the receipt by it of any Change of Control Repurchase Notice or written withdrawal thereof.

(e)
Anything herein to the contrary notwithstanding, in the case of Book-Entry Only Debentures, any Change of Control Repurchase Notice may be delivered or withdrawn and such securities may be surrendered or delivered for purchase in accordance with the applicable procedures of the Book-Based System as in effect from time to time.

3.3	Effect of Change of Control Repurchase Notice

(a)
Upon receipt by the Trustee of a Change of Control Repurchase Notice from a Holder containing the information specified in section 3.2(b)(i), the Holder of the Debenture in respect of which such Change of Control Repurchase Notice was given shall (unless such Change of Control Repurchase Notice is withdrawn as specified in section 3.3(b)), thereafter be entitled to receive the Change of Control Repurchase Price with respect to such Debenture. The Change of Control Repurchase Price shall be paid to such Holder promptly following the later of (1) the Change of Control Repurchase Date and (2) the time of delivery of such Debenture to the Trustee by the Holder thereof in the manner required by section 3.2. Debentures in respect of which a Change of Control Repurchase Notice has been given by the Holder thereof may not be converted into Common Shares pursuant to Article 5 on or after the date of the delivery of such Change of Control Repurchase Notice unless such Change of Control Repurchase Notice has first been validly withdrawn in accordance with section 3.3(b) with respect to the Debentures to be converted.

(b)
A Change of Control Repurchase Notice may be withdrawn by means of a written notice (which may be delivered by mail, courier, hand delivery, facsimile transmission or in any other written form and, in the case of Book-Entry Only Debentures, may be delivered electronically or by other means in accordance with the applicable procedures of the Book-Entry Only System) of withdrawal delivered by the Holder to the Trustee at any time prior to the close of business on the third Business Day immediately prior to the Change of Control Repurchase Date, specifying (1) the principal amount of the Debenture or portion thereof (which must be a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof), with respect to which such notice of withdrawal is being submitted, (2) if Definitive Debentures have been issued, the certificate number of the Debentures being withdrawn in whole or in part (or if the Debentures are not Definitive Debentures, such written notice must comply with the applicable procedures of the Book-Entry Only System) and (3) the portion of the principal amount of the Debentures that will remain subject to the Change of Control Repurchase Notice, which portion must be a principal amount of $1,000 or an integral multiple thereof.

3.4	Deposit of Change of Control Repurchase Price

(a)
On or before 12:00 p.m. (noon) on the Business Day prior to the applicable Change of Control Repurchase Date, the Issuer shall deposit with the Trustee an amount of money (in immediately available funds), sufficient to pay the aggregate Change of Control Repurchase Price of all the Debentures or portions thereof that are to be purchased as of such Change of Control Repurchase Date, together with accrued and unpaid interest to but excluding the Change of Control Repurchase Date on such Debentures or portions thereof.

(b)
If the Trustee holds, in accordance with the terms hereof, money sufficient to pay the Change of Control Repurchase Price and accrued interest of any Debenture for which a Change of Control Repurchase Notice has been tendered and not withdrawn in accordance with this Indenture then, on the Change of Control Repurchase Date, such Debenture will cease to be outstanding, whether or not the Debenture is delivered to the Trustee, and interest shall cease to accrue, and the rights of the Holder in respect of the Debenture shall terminate (other than the right to receive the Change of Control Repurchase Price and accrued and unpaid interest as aforesaid). The Issuer shall publicly announce the principal amount of Debentures repurchased on or as soon as practicable after the Change of Control Repurchase Date.

(c)	The Trustee will promptly return to the respective Holders thereof any Debentures with respect to which a Change of Control Repurchase Notice has been withdrawn in compliance with this Indenture.

(d)
If a Change of Control Repurchase Date falls after an Interest Record Date and on or before the related Interest Payment Date, then interest on the Debentures payable on such Change of Control Repurchase Date will instead be payable to the Holders in whose names the Debentures are registered at the close of business on such Interest Record Date.

3.5	Repayment to the Issuer

To the extent that the aggregate amount of cash deposited by the Issuer pursuant to section 3.3 exceeds the aggregate Change of Control Repurchase Price of the Debentures or portions thereof that the Issuer is obligated to purchase, then on the Change of Control Repurchase Date, the Trustee shall return any such excess cash to the Issuer.

3.6	Debentures Purchased in Part

Any Debenture that is to be purchased only in part shall be surrendered at the office of the Trustee, and promptly after the Change of Control Repurchase Date, the Issuer shall execute and the Trustee shall authenticate and deliver to the Holder of such Debenture, without service charge, a new Debenture or Debentures, of such authorized denomination or denominations as may be requested by such Holder (which must be equal to $1,000 principal amount or any integral thereof), in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Debenture so surrendered that is not purchased.

3.7	Optional Redemption of Debentures

(a)
The Issuer may at its option at any time on or after November ●,  2016, and from time to time thereafter, redeem all, or any of the Debentures on not less than forty (40) and not more than sixty (60) days’ prior notice to the Holders for cash at the following redemption prices:

(i)
104% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November ●, 2016 and prior to November ●, 2017;

(ii)
103% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November ●, 2017 and prior to November ●, 2018;

(iii)
102% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November ●, 2018 and prior to November ●, 2019; and

(iv)
101% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November ●, 2019 and prior to November ●, 2020.

This redemption right shall not prejudice the right of Holders to convert Debentures to Common Shares at any time up to and including the third Business Day prior to the Redemption Date.

(b)
Concurrently with providing a Redemption Notice, the Issuer shall provide the Trustee with an Officer’s Certificate setting forth the details of any redemption contemplated by this section 3.7 (including the eligibility and interest calculations, if necessary) which the Trustee may rely upon without any independent obligation to verify the accuracy of information set out therein.

3.8	Notice of Redemption

Notice of redemption of the Debentures (the “Redemption Notice”) shall be given by the Issuer to the Trustee and Holders in the form set forth in Schedule 3.8 hereof and in the manner provided in sections 16.2 and 16.3.  Such notice shall include the repurchase price per Debenture (the “Redemption Amount”), the Redemption Date, the places of payment, a statement as to the right of the Holders to convert such Debentures as provided in Article 5, that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date provided that the Issuer has deposited the aggregate Redemption Amount with the Trustee in accordance with Section 3.10, and that the Debentures are to be purchased by the Issuer pursuant to the applicable provisions of the Debentures and the Indenture. If the Debentures are Book-Entry Only Debentures, the Redemption Notice must comply with the Book-Entry Only System.  Any Redemption Notice shall be binding and irrevocable and, upon the giving of such notice the Maturity Date of the Debentures will be deemed to be the stated Redemption Date.

3.9	Debentures Due on Redemption Date

Upon a Redemption Notice being given in accordance with section 3.8, the Redemption Amount shall be and become due and payable on the Redemption Date specified in such Redemption Notice and with the same effect as if it were the Maturity Date of such Debentures, the provisions hereof or of any such Debentures notwithstanding, and, from and after such Redemption Date and the deposit of the aggregate Redemption Amount with the Trustee in accordance with section 3.10, interest shall cease and the Debentures shall cease to be Outstanding, whether or not any such Debenture is delivered to the Trustee.  Thereafter, all other rights of the Holder will terminate, other than the right to receive the Redemption Amount payable in respect of such Debentures upon presentation for surrender of such Debentures at any of the places specified in section 3.8 on or after the Redemption Date.

3.10	Deposit of Redemption Moneys

Upon the Debentures being called for redemption for cash as provided for in section 3.8, the Issuer shall deposit with the Trustee or for the account of the Trustee, one (1) Business Day prior to the Redemption Date specified in the Redemption Notice, such sums as are sufficient to pay the aggregate Redemption Amount of the Debentures. From the sums so deposited, the Trustee shall pay or cause to be paid to the Holders, upon surrender of the Debentures, the Redemption Amount thereof together with all accrued and unpaid interest payable.

3.11	Payment and Surrender of Debentures

The Redemption Amount will be payable promptly following presentation and surrender of the Debentures called for redemption, together with necessary endorsements, at the Corporate Trust Office or at any other places specified in the Redemption Notice on or after the Redemption Date.

3.12	Compliance with Applicable Securities Laws upon Purchase of Debentures

In connection with any offer to purchase or redeem Debentures under section 3.2 or section 3.7, the Issuer shall comply with all Applicable Securities Laws in connection with such offer to purchase or purchase of Debentures, all so as to permit the rights of the Holders and obligations of the Issuer under this Article 3 to be exercised in the time and in the manner specified therein.

3.13	Cancellation of Purchased Debentures

All Debentures purchased or repurchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Trustee and may not be reissued or resold and no Debentures shall be issued in substitution therefor.

ARTICLE 4
SUBORDINATION OF DEBENTURES

4.1	Applicability of Article

The indebtedness, liabilities and obligations of (a) the Issuer hereunder (except as provided in section 13.12(d)) or under the Debentures, whether on account of principal, interest or otherwise, but excluding the issuance of Common Shares or other securities similar in nature thereto upon any conversion pursuant to Article 5, and (b) the Guarantors under the Guarantees (collectively, such non-excluded indebtedness, liabilities and obligations of the Issuer and the Guarantors are referred to as the “Debenture Liabilities”), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in section 2.14 and the following sections of this Article 4 to the full and final payment of all Specified Senior Indebtedness of the Issuer and the Guarantors and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 4.

4.2	Order of Payment

In the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Issuer or any Guarantor or any of their respective property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Issuer or any Guarantor or any sale of all or substantially all of the assets of the Issuer or any Guarantor:

(a)
all Specified Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Debenture Liabilities (other than Permitted Junior Payments);

(b)
any payment or distribution of assets of the Issuer or any Guarantor, whether in cash, property or securities (other than Permitted Junior Payments), to which the holders of the Debentures or the Trustee on behalf of such holders would be entitled except for the provisions of this Article 4, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Specified Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Specified Senior Indebtedness may have been issued, to the extent necessary to pay all Specified Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Specified Senior Indebtedness; and

(c)
the Senior Creditors or a receiver or a receiver-manager of the Issuer or any Guarantor or of all or part of their respective assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Issuer’s or any Guarantor’s assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Holders or the Trustee or any requirement to account to the Trustee or the Holders until after the Specified Senior Indebtedness has been paid in full.

The rights and priority of the Specified Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(i)	whether any Senior Security has been granted or is in effect;

(ii)
the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of any Senior Security;

(iii)	the time or order of the attachment, perfection or crystallization of any security constituted by any Senior Security;

(iv)	the taking of any collection, enforcement or realization proceedings pursuant to the Specified Senior Indebtedness, including pursuant to any Senior Security;

(v)
the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them, or the Holders or any of them, to any money or property of the Issuer or any Guarantor;

(vi)	the failure to exercise any power or remedy reserved to the Senior Creditors, including under the Senior Security, or to insist upon a strict compliance with any terms thereof;

(vii)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(viii)	the date of giving or failing to give notice to or making demand upon the Issuer or any Guarantor; or

(ix)	any other matter whatsoever.

4.3	Subrogation to Rights of Holders of Specified Senior Indebtedness

Subject to the prior payment in full of all Specified Senior Indebtedness, the Holders shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Issuer or any Guarantor to the extent of the application thereto of such payments or other assets which would have been received by the Holders but for the provisions hereof until the principal of and interest on the Debentures shall be paid in full, and no such payments or distributions to the Holders of cash, property or securities (other than Permitted Junior Payments), which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Issuer, or any Guarantor or its creditors (other than the Senior Creditors), and the Holders, be deemed to be a payment by the Issuer or the applicable Guarantor to the Senior Creditors or on account of the Specified Senior Indebtedness, it being understood that the provisions of this Article 4 are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the Senior Creditors, on the other hand.

The Trustee, for itself and on behalf of each of the Holders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Issuer or any Guarantor or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

4.4	Obligation to Pay Not Impaired

Nothing contained in this Article 4 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Issuer or any Guarantor, their respective creditors other than the Senior Creditors, and the Holders, the obligation of the Issuer and the Guarantors, which is absolute and unconditional, to pay to the Holders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Holders and creditors of the Issuer and the Guarantors other than the Senior Creditors, nor shall anything herein or therein prevent the Trustee or the Holders from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 4 of the Senior Creditors.

4.5	No Payment if Specified Senior Indebtedness in Default

Upon the default in payment when due of any principal, interest or other amount owing with respect to Specified Senior Indebtedness (a “Payment Default”) by lapse of time, acceleration or otherwise, then all such Specified Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities (other than Permitted Junior Payments).

In case of any default or event of default with respect to any Specified Senior Indebtedness, other than a Payment Default, permitting a Senior Creditor to demand payment or accelerate the maturity thereof (a “Non-Payment Default”) and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from a Representative of Specific Senior Indebtedness, no payment (by purchase of Debentures or otherwise) shall be made by the Issuer or any Guarantor with respect to the Debenture Liabilities (other than Permitted Junior Payments) for the period specified below (“Payment Blockage Period”) and during such Payment Blockage Period, neither the Trustee nor the Holders shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures or any Guarantee after the happening of such a default (except as provided in section 4.8), and during such Payment Blockage Period, such payments shall be held in trust for the benefit of, and, if and when such Specified  Senior Indebtedness shall have become due and payable, shall be paid over to, the Senior Creditors or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Specified Senior Indebtedness remaining unpaid until all such Specified Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to such Senior Creditors.

The Payment Blockage Period shall commence upon the receipt of the Payment Blockage Notice by the Trustee and the Issuer and shall end on the earliest of (i) the 179th day after such commencement, (ii) the date on which such Non-payment Default (and all other Non-payment Defaults as to which notice is given after such Payment Blockage Period is initiated) is cured, waived or ceases to exist or on which such Specified Senior Debt is discharged or paid in full in cash or as otherwise agreed to by the holders of Specified Senior Debt, or (iii) the date on which such Payment Blockage Period (and all Non-payment Defaults as to which notice is given after such Payment Blockage Period is initiated) shall have been terminated by written notice to the Issuer and the Trustee from the representative initiating such Payment Blockage Period, after which, in the case of clauses (i), (ii) and (iii), the Issuer shall promptly resume making any and all required payments in respect of the Securities, including any missed payments.  In no event shall a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Issuer and the Trustee of the notice initiating such Payment Block Period (such 179-day period referred to as the “Initial Period”).  Any number of notices of Non-payment Defaults may be given during the Initial Period; provided that during any period of 360 consecutive days only one

Payment Blockage Period, during which payment of principal of, premium, if any, or interest on, the Debentures may not be made, may commence and the duration of such period may not exceed 179 days.  No Non-payment Default with respect to any Specified Senior Debt that existed or was continuing on the date of the commencement of any Payment Blockage Period shall be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 360 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action or any breach of a financial covenant for a period ending after the date of commencement of such Payment Blockage Period that, in either case, would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).  The Issuer shall deliver a notice to the Trustee promptly after the date on which any Non-payment Default is cured or waived or ceases to exist or on which the Specified Senior Debt related thereto is discharged or paid in full, and the Trustee is authorized to act in reliance on such notice.

4.6	Payment on Debentures Permitted

Nothing contained in this Article 4 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Issuer to make, or prevent the Issuer from making, at any time except as prohibited by section 4.2 or 4.5, any payment of principal of or interest on the Debentures. The fact that any such payment is prohibited by section 4.2 or 4.5 shall not prevent the failure to make such payment from being an Event of Default under subsections 10.1(i) to (v). Nothing contained in this Article 4 or, except as set out in Section 3.4(a), elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by section 4.2 or 4.5, the application by the Trustee of any monies deposited with the Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

4.7	Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 4, including the entering into of contractual subordination agreements (“Subordination Agreements”) with one or more Senior Creditors or a trustee or agent for it or them, and appoints the Trustee his attorney-in-fact for any and all such purposes. Upon request of the Issuer, and upon being furnished an Officer’s Certificate stating that one or more named persons are Senior Creditors and specifying the amount and nature of the Specified Senior Indebtedness of such Senior Creditor and stating that such Subordination Agreement provides for provisions that are, in the opinion of the Issuer, acting reasonably, in substance not inconsistent with the provisions of this Article 4, the Trustee shall enter into a Subordination Agreement or Subordination Agreements with the Issuer, each applicable Guarantor and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 4 as a Senior Creditor and for such other matters, including those in addition to the provisions of this Article 4, as the Senior Creditor may reasonably request that, in the opinion of the Issuer, acting reasonably, are in substance not inconsistent with the provisions of this Article 4, and including for certainty, an agreement not to amend the provisions of this Article 4 and the definitions used herein without the consent of such Senior Creditor. Such agreement shall be conclusive evidence that the indebtedness specified therein is Specified Senior Indebtedness, however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

4.8	Knowledge of Trustee

Notwithstanding the provisions of this Article 4 or any provision in this Indenture or in the Debentures, the Trustee will not be charged with knowledge of any Specified Senior Indebtedness or of any default in the payment thereof, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Issuer, any Holder or any Senior Creditor.

4.9	Trustee May Hold Specified Senior Indebtedness

The Trustee is entitled to all the rights set forth in this Article 4 with respect to any Specified Senior Indebtedness at the time held by it, to the same extent as any other holder of Specified Senior Indebtedness, and nothing in this Indenture deprives the Trustee of any of its rights as such holder.

4.10	Rights of Holders of Specified Senior Indebtedness Not Impaired

No right of any present or future holder of any Specified Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or any Guarantor or by any non-compliance by the Issuer or any Guarantor with the terms, provisions and covenants of this Indenture or any other Indenture Documents, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

4.11	Altering the Specified Senior Indebtedness

The holders of the Specified Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Specified Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Issuer and the Guarantors, all without notice to or consent of the Holders or the Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Holders or the Trustee.

4.12	Right of Holder to Receive Common Shares Not Impaired

The subordination of the Debentures to the Specified Senior Indebtedness and the provisions of this Article 4 do not impair in any way the right of a Holder to convert its Debentures pursuant to Article 5, or to receive Common Shares or other securities similar in nature thereto upon any conversion pursuant to Article 5 or at maturity pursuant to Article 6.

4.13	Contesting Security

The Trustee, for itself and on behalf of the Holders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

ARTICLE 5
CONVERSION

5.1	Conversion Right

(a)
Except as set forth in Section 3.3(a), each Holder shall have the right at any time during a Permitted Conversion Period at its option to convert each $1,000 principal amount of its Debentures into Common Shares at the Conversion Rate in effect at such time, all on the terms and subject to the conditions provided in this Article 5, provided that the only shares issuable on conversion of the Debentures shall be Prescribed Securities.

(b)
The Issuer shall on the same date that a Dividend Increase occurs, provide notice (a “Dividend Increase Notice”) to the Trustee and the Holders of such Dividend Increase. In the event that the Issuer fails to deliver a Dividend Increase Notice at least thirty (30) days prior to the record date for the next dividend payable by the Issuer on its Common Shares, any Holder that duly elects to convert its Debentures during the Permitted Conversion Period shall also be entitled to receive an amount equal to the amount such Holder would have received if it had been a holder of the Common Shares received on such conversion as of such record date (the “Missed Dividend Increase Notice Payment”).

(c)
The Issuer shall on the same date that a Change of Control Bid occurs, provide notice (a “Change of Control Bid Notice”) to the Trustee and the Holders stating that such Change of Control Bid has occurred.

(d)
In order to exercise its option to convert provided pursuant to subsection (a), a Holder will, subject to the proviso herein, be required to deliver to the Trustee at the Corporate Trust Office or any other place specified in a Change of Control Bid Notice or Redemption Notice, as the case may be, a conversion notice in the form set forth in Schedule 5.1(b) (the “Conversion Notice”) (with a copy to the Issuer), duly completed and executed by the Holder or its executors, administrators or other legal representatives or its  or their attorney duly appointed by instrument in form and execution satisfactory to the Trustee, together with the related Debentures. The Conversion Notice shall specify the date of conversion (the “Conversion Date”) of the Debentures, which Conversion Date shall be a date that falls within a Permitted Conversion Period.

(e)	Upon receipt of a Conversion Notice from the Holder, the Issuer shall ensure that the following conditions are met:

(i)
unless, pursuant to the terms of this Indenture, Common Shares are no longer issuable upon conversion, the Common Shares to be issued on conversion shall be issued from treasury of the Issuer, shall be fully paid and non-assessable Common Shares, and shall be free of any Lien or adverse claim;

(ii)	unless a Change of Control has occurred, the Common Shares to be issued shall be listed for trading on a Recognized Stock Exchange;

(iii)
unless a Change of Control has occurred, the Issuer shall be a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the Provinces of Canada in which the Issuer is then a reporting issuer;

(iv)	no Default or Event of Default shall have occurred and be continuing; and

(v)
the receipt by the Trustee of an Officer’s Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures, plus the accrued and unpaid interest thereon, and the calculation of the Conversion Rate.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Conversion Date, the Issuer shall in lieu of delivery of the Common Shares that would otherwise be issuable pursuant to the Conversion Notice pay in cash the product of the Current Market Price of the Common Shares on the date on which the Conversion Notice is given by the Holder to the Issuer multiplied by the number of Common Shares into which the principal amount of the Debentures would then be convertible unless such Holder waives the conditions which are not satisfied or extends the time by which the Issuer is to satisfy such conditions.

5.2	Completion of Conversion

(a)
Subject to section 5.1, as promptly as practicable but no later than the Conversion Date, the Issuer shall make a Common Share Payment together with a certified cheque, bank draft or wire transfer of electronic funds in the amount of the accrued and unpaid interest thereon and any Missed Dividend Increase Notice Payment, and if the Holder has elected to convert a principal amount of Debentures, (the “exercised amount”), which is less than the principal amount of all Debentures of which such person is the Holder immediately prior to such exercise (the “registered amount”), Debenture(s) registered in the name of such Holder in an aggregate principal amount equal to the amount by which the registered amount exceeds the exercised amount.

(b)
All Debentures converted in whole or in part pursuant to this Article 5 shall be forthwith delivered to and cancelled by the Trustee and the Trustee shall amend the register maintained by it accordingly.

(c)	Except as provided herein, Debentures which have been converted may not be reissued or resold.

5.3	Relating to the Issue of Common Shares

(a)
A Holder shall be treated as the shareholder of record of the Common Shares issued on due conversion of his Debentures and the issuance of Common Shares shall be deemed to have occurred, for all purposes, effective immediately after the close of business on the Conversion Date; such Holder shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter and in the event that the Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

(b)
The Issuer shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue and delivery upon the conversion of Debentures, and shall issue to Holders who may exercise their conversion rights hereunder such number of Common Shares as shall be issuable in such events.

(c)
The Issuer shall comply with all Applicable Securities Laws regulating the issue and delivery of Common Shares upon conversion of Debentures, shall use commercially reasonable efforts to obtain any regulatory approval (excluding, for the avoidance of doubt, the filing of any prospectus or similar document in any jurisdiction) in respect thereof as may be required pursuant to Applicable Securities Laws and shall use commercially reasonable efforts to cause to be listed and posted for trading such Common Shares on each Recognized Stock Exchange prior to the issuance thereof.

5.4	U.S. Legend on Common Shares

Each certificate representing the Common Shares issued upon conversion of a Debenture bearing the U.S. Legend (and all Common Shares issued in exchange therefor or substitution thereof) shall bear a legend in substantially the following form; provided that if any Common Shares bearing the following legend are being sold outside of the United States to non-U.S. Persons in accordance with Regulation S under the U.S. Securities Act, the legend may be removed by providing a duly completed and signed declaration to the Transfer Agent, to the effect set forth in Schedule 5.4 hereof:

“THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY APPLICABLE STATE SECURITIES LAWS.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES THAT THIS SECURITY AND ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER OR ANY SUBSIDIARY OF THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF,  RULE 144A UNDER THE U.S. SECURITIES ACT, (D) IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF,  RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.”

Any such Common Shares as to which such restrictions on transfer shall have expired in accordance with their terms may, upon surrender of the certificates representing such Common Shares for exchange in accordance with the procedures of the transfer agent for the Common Shares, be exchanged for a new certificate or certificates for a like aggregate number of Common Shares, which shall not bear the foregoing restrictive legend.

5.5	No Remuneration for Soliciting Conversions

The Issuer and the Trustee agree that no commission or other remuneration will be paid or given, directly or indirectly, to any person in connection with the solicitation of any conversion or exchange of the Debentures into or for the Common Shares.

ARTICLE 6
MATURITY

6.1	Payment of Principal and Interest at Maturity

On the Maturity Date, the Issuer shall pay to the Holders all of the principal thereon and all accrued and unpaid interest thereto, up to but excluding the Maturity Date.  Payment of principal and accrued and unpaid interest shall be made to the Holders in the manner contemplated by section 2.10 or 2.13, as the case may be.

ARTICLE 7
ADJUSTMENTS

7.1	Adjustment of Conversion Rate

The Conversion Rate shall be adjusted from time to time by the Issuer as follows:

(a)
If the Issuer pays a dividend or makes a distribution on all or substantially all of its outstanding Common Shares in Common Shares, the Conversion Rate in effect immediately prior to the record date for the determination of shareholders entitled to receive such dividend or other distribution shall be increased so that the same shall equal the rate determined by the Issuer by multiplying the Conversion Rate in effect immediately prior to such record date by a fraction of which the numerator shall be the sum of the number of Common Shares outstanding at the close of business on such record date plus the total number of Common Shares constituting such dividend or other distribution and of which the denominator shall be the number of Common Shares outstanding at the close of business on such record date. Such adjustment shall be made successively whenever any such dividend or distribution is made and shall become effective immediately after such record date. For the purpose of this subsection 7.1(a), the number of Common Shares at any time outstanding shall not include shares held in the treasury of the Issuer. The Issuer will not pay any dividend or make any distribution on Common Shares held in the treasury of the Issuer. If any dividend or distribution of the type described in this clause is declared but not so paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(b)
If the Issuer subdivides its outstanding Common Shares into a greater number of shares, or combines its outstanding Common Shares into a smaller number of shares, the Conversion Rate in effect immediately prior to the day upon which such subdivision or combination becomes effective shall be, in the case of a subdivision of Common Shares, proportionately increased and, in the case of a combination of Common Shares, proportionately reduced. Such adjustment shall be made successively whenever any such subdivision or combination of the Common Shares occurs and shall become effective immediately after the date upon which such subdivision or combination becomes effective.

(c)
If the Issuer fixes a record date for the issue rights of, options or warrants to all or substantially all holders of its outstanding Common Shares entitling them (for a period expiring within forty-five (45) days after the record date for such issuance) to subscribe for or purchase Common Shares (or Convertible Securities) (as defined below) at a price per share (or, as the case may be, having a conversion price, exchange price or exercise price per share) less than 95% of the Current Market Price per Common Share on the record date for the determination of shareholders entitled to receive such rights or warrants, the Conversion Rate in effect immediately prior thereto shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to such record date by a fraction of which the numerator shall be the number of Common Shares outstanding at the close of business on such record date plus the number of additional Common Shares that such rights or warrants entitle holders thereof to subscribe for or purchase (or into which such convertible securities are convertible, exercisable or exchangeable) and of which the denominator shall be the number of Common Shares outstanding at the close of business on such record date plus the number of shares which the aggregate offering price of the total number of Common Shares so offered for subscription or purchase (or the aggregate conversion price of the convertible securities so offered for subscription or purchase, which shall be determined by multiplying the number of Common Shares issuable upon conversion of such convertible securities by the conversion price per Common Share pursuant to the terms of such convertible securities) would purchase at the Current Market Price per Common Share on such record date. Such adjustment shall be made successively whenever any such rights or warrants (or convertible securities) are issued, and shall become effective immediately after such record date.

To the extent that Common Shares (or Convertible Securities) are not delivered after the expiration of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of delivery of only the number of Common Shares (or Convertible Securities) actually delivered. If such rights or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if the record date for the determination of shareholders entitled to receive such rights or warrants had not been fixed.

In determining whether any rights or warrants entitle the shareholders to subscribe for or purchase Common Shares at a price less than 95% of the Current Market Price per Common Share and in determining the aggregate offering price of the total number of Common Shares so offered, there shall be taken into account any consideration received by the Issuer for such rights or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(d)
If the Issuer pays a dividend or other distribution to all or substantially all holders of its Common Shares consisting of evidences of indebtedness or other assets of the Issuer, including securities (excluding (i) any issuance of rights or warrants for which an adjustment was made pursuant to subsection 7.1(c), (ii) dividends or distributions in connection with a reclassification, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to subsection 7.5, or pursuant to any Rights Plan, (iii) any dividend or distribution paid exclusively in cash for which an adjustment was made pursuant to subsection 7.1(f) or (iv) any dividend or distribution paid in Common Shares for which an adjustment was made pursuant to subsection 7.1(a)) (the “Distributed Securities”), then in each such case (unless the Issuer distributes such Distributed Securities for distribution to the Holders of Debentures on such dividend or distribution date as if each Holder had converted such Debenture into Common Shares immediately prior to the record date with respect to such distribution) the Conversion Rate in effect immediately prior to the record date fixed for the determination of shareholders entitled to receive such dividend or distribution shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to such record date by a fraction of which the numerator shall be the Current Market Price per Common Share on such record date and of which the denominator shall be Current Market Price per Common Share on such record date less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officers’ Certificate delivered to the Trustee) on such record date of the portion of the Distributed Securities so distributed applicable to one Common Share (determined on the basis of the number of Common Shares outstanding at the close of business on such record date). Such adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution. In the event that such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

If the then fair market value (as so determined) of the portion of the Distributed Securities so distributed applicable to one Common Share is equal to or greater than the Current Market Price per Common Share on such record date, then in lieu of the foregoing adjustment, adequate provision shall be made so that each holder of a Debenture shall have the right to receive upon conversion the amount of Distributed Securities so distributed that such Holder would have received had such Holder converted each Debenture on such record date. If the Board of Directors determines the fair market value of any distribution for purposes of this subsection 7.1(d) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price of the Common Shares.

Notwithstanding the foregoing, if the securities distributed by the Issuer to all holders of its Common Shares consist of common shares of, or similar equity interests in, a Subsidiary or other business unit of the Issuer (the “Spinoff Securities”), the Conversion Rate shall be adjusted, unless the Issuer makes an equivalent distribution to the Holders of the Debenture, so that the same shall be equal to the rate determined by multiplying the Conversion Rate in effect on the record date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the numerator of which shall be the sum of (A) the average Closing Price of one Common Share over the ten consecutive Trading Day period (the “Spinoff Valuation Period”) commencing on and including the fifth Trading Day after the date on which ex-dividend trading commences for such distribution on the TSX or such other Recognized Stock Exchange on which the Common Shares are then listed or quoted and (B) the average of the Closing Prices over the Spinoff Valuation Period of the Spinoff Securities multiplied by the number of Spinoff Securities distributed in respect of one Common Share and the denominator of which shall be the average Closing Price of one Common Share over the Spinoff Valuation Period, such adjustment to become effective immediately prior to the opening of business on the fifteenth Trading Day after the date on which ex-dividend trading commences; provided, however, that the Issuer may in lieu of the foregoing adjustment elect to make adequate provision so that each Holder of Debentures shall have the right to receive upon conversion thereof the amount of such Spinoff Securities that such Holder would have received if such Debentures had been converted on the record date with respect to such distribution.

(e)
With respect to any rights or warrants (the “Rights”) that may be issued or distributed pursuant to any rights plan that the Issuer implements after the date of this Indenture (a “Rights Plan”), to the extent that such Rights Plan is in effect upon such conversion, the Holders of Debentures will receive as a result of becoming a holder of shares and not as additional consideration for the conversion of the Debentures, with respect to the Common Shares issued upon conversion, the Rights described therein (whether or not the Rights have separated from the Common Shares at the time of conversion), subject to the limitations set forth in and in accordance with any such Rights Plan; provided that, if, at the time of conversion, however, the Rights have separated from the Common Shares in accordance with the provisions of the Rights Plan so that Holders would not be entitled to receive any rights in respect of the Common Shares issuable upon conversion of the Debentures as a result of the timing of the Conversion Date, the Conversion Rate will be adjusted as if the Issuer distributed to all holders of Common Shares Distributed Securities constituting such rights as provided in the first paragraph of subsection 7.1(d), subject to appropriate readjustment in the event of the expiration, termination, repurchase or redemption of the Rights. Any distribution of rights or warrants pursuant to a Rights Plan complying with the requirements set forth in the immediately preceding sentence of this paragraph shall not otherwise constitute a distribution of rights or warrants pursuant to this Article 7. Other than as specified in this subsection 7.1(e), there will not be any adjustment to the Conversion Rate as the result of the issuance of any Rights, the distribution of separate certificates representing such Rights, the exercise or redemption of such Rights in accordance with any Rights Plan or the termination or invalidation of any Rights.

(f)
If the Issuer, by dividend or otherwise, at any time distributes (a “Triggering Distribution”) to all holders of its Common Shares a payment consisting exclusively of cash (excluding (i) any Distributions Paid in the Ordinary Course, and (ii) any dividend or distribution in connection with the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary), the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying such Conversion Rate in effect immediately prior to the close of business on the record date for such Triggering Distribution (a “Determination Date”) by a fraction of which the numerator shall be such Current Market Price per Common Share on the Determination Date and the denominator of which shall be the Current Market Price per Common Share on the Determination Date less the amount of such cash dividend or distribution applicable to one Common Share (determined on the basis of the number of Common Shares outstanding at the close of business on the Determination Date), such increase to become effective immediately prior to the opening of business on the day following the date on which the Triggering Distribution is paid. If the amount of the cash dividend or distribution applicable to one Common Share is equal to or greater than the Current Market Price per Common Share on the Determination Date, then in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder of a Debenture shall have the right to receive upon conversion the amount of cash so distributed that such Holder would have received had such Holder converted each Debenture on such Determination Date. In the event that such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(g)	If any issuer bid made by the Issuer or any of its Subsidiaries for all or any portion of Common Shares expires, then, if the issuer bid shall require the payment to shareholders of consideration per Common Share having a fair market value (determined as provided below) that exceeds the Closing Price per Common Share on the Trading Day next succeeding the last date (the “Expiration Date”) deposits could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the close of business on the Expiration Date by a fraction of which the numerator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined in good faith by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officers’ Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all shares validly tendered and not withdrawn as of the Expiration Time (the shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Shares”) and (B) the product of the number of Common Shares outstanding (less any Purchased Shares and excluding any shares held in the treasury of the Issuer) at the Expiration Time and the Closing Price per Common Share on the Trading Day next succeeding the Expiration Date and the denominator of which shall be the product of the number of Common Shares outstanding (including Purchased Shares but excluding any shares held in the treasury of the Issuer) at the Expiration Time multiplied by the Closing Price per Common Shares on the Trading Day next succeeding the Expiration Date, such increase to become effective immediately prior to the opening of business on the day following the Expiration Date. In the event that the Issuer is obligated to purchase shares pursuant to any such issuer bid, but the Issuer is permanently prevented by Applicable Law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate which would have been in effect based upon the number of shares actually purchased, if any. If the application of this subsection 7.1(g) to any issuer bid would result in a decrease in the Conversion Rate, no adjustment shall be made for such issuer bid under this subsection 7.1(g).

(h)
If the Issuer shall issue Common Shares (or rights or warrants or other securities exercisable or convertible into or exchangeable for Common Shares) (collectively, “Convertible Securities”) pursuant to a non-public offering (other than in Permitted Transactions (as defined below) or a transaction to which section 7.1(d) is applicable) without consideration or at a consideration per Common Share (or having a conversion price, exercise price or exchange price per Common Share) that is less than 95% of the Current Market Price on the last Trading Day preceding the date of the agreement on pricing such Common Shares (or such Convertible Securities) (such date of the agreement on pricing, the “Pricing Date”)

(any such events being a “Non-Public Offering”) then, in such event and subject to the approval of the TSX, the Conversion Rate in effect immediately prior to the Pricing Date shall be increased so that the same shall equal the rate determined by multiplying such Conversion Rate by a fraction of which the numerator shall be the sum of (A) the number of Common Shares outstanding immediately prior to the Pricing Date and (B) the number of additional Common Shares issued (or into which Convertible Securities may be exercised or converted) and of which the denominator shall be the sum of (A) the number of Common Shares outstanding immediately prior to the Pricing Date and (B) the number of Common Shares which the aggregate consideration receivable by the Issuer for the total number of Common Shares so issued (or into which Convertible Securities may be exercised or converted) would purchase at the Current Market Price on the last Trading Day preceding the Pricing Date, such increase to become effective immediately prior to the opening of business on the seventh Trading Day following the closing of the Non-Public Offering.

For purposes of the foregoing, the aggregate consideration receivable by the Issuer in connection with the issuance of such Common Shares or Convertible Securities shall be deemed to be equal to the sum of the net offering price (including the fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officers’ Certificate delivered to the Trustee) of any non-cash consideration and after deduction of any related expenses payable to third parties) of all such securities plus the minimum aggregate amount, if any, payable upon exercise or conversion of any such Convertible Securities into Common Shares; and “Permitted Transactions” shall mean issuances (i) in a merger, amalgamation, arrangement or consolidation transaction, (ii) in connection with employee benefit plans and compensation related arrangements in the ordinary course and approved by the Board of Directors, or (iii) in connection with a public or broadly marketed offering and sale of Common Shares or Convertible Securities for cash, conducted on a basis consistent with offerings by public companies of similar size in their own capital raising transactions. Such adjustments shall be made successively whenever any Common Shares are issued (or into which Convertible Securities may be exercised or converted).

(i)
In case the Issuer takes any action affecting the Common Shares other than action described in this Section 7.1, which in the opinion of the Board of Directors would materially affect the conversion rights of Debentureholders, the Conversion Price and the Common Shares issuable upon conversion of the Debentures must be adjusted in such manner and at such time, by action of the Board of Directors, subject to the prior written consent of the TSX or another Recognized Stock Exchange on which the Debentures and the Common Shares are then listed, as the Board of

Directors in its sole discretion may determine to be equitable in the circumstances. Failure of the Board of Directors to make such an adjustment will be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j)
For purposes of this section, the term “issuer bid” shall mean and include both issuer bids and exchange offers, all references to “purchases” of shares in issuer bids (and all similar references) shall mean and include both the purchase of shares in issuer bids and the acquisition of shares pursuant to exchange offers, and all references to “tendered shares” (and all similar references) shall mean and include shares tendered in both issuer bids and exchange offers.

(k)
For purposes of any computation under subsection 7.1(g), if the “ex” date for any event (other than the issuer bid that is the subject of the adjustment pursuant to subsection 7.1(g)) that requires an adjustment to the Conversion Rate pursuant to subsection 7.1(a), (b), (c), (d), (e) or (f) occurs on the date of the Expiration Time for the tender or exchange offer requiring such computation or on the Trading Day next following the Expiration Time, the Closing Price for each Trading Day on and after the “ex” date for such other event shall be adjusted by dividing such Closing Price by the reciprocal of the fraction by which the Conversion Rate is so required to be adjusted as a result of such other event. For purposes of this subsection (k) the term “ex” date, when used:

(1)
with respect to any issuance or distribution, means the first date on which the Common Shares trade “regular way” on the relevant exchange or in the relevant market from which the Closing Price was obtained without the right to receive such issuance or distribution;

(2)
with respect to any subdivision or combination of Common Shares, means the first date on which the Common Shares trade “regular way” on such exchange or in such market after the time at which such subdivision or combination becomes effective, and

(3)	with respect to any tender or exchange offer, means the first date on which the Common Shares trade regularly on such exchange or in such market after the Expiration Time of such offer.

Notwithstanding the foregoing, whenever successive adjustments to the Conversion Rate are called for pursuant to this section 7.1, such adjustments shall be made to the Current Market Price as may be necessary or appropriate to effectuate the intent of this section 7.1 and to avoid unjust or inequitable results as determined in good faith by the Board of Directors and evidenced by an Officers’ Certificate delivered to the Trustee.

In any case in which this section 7.1 shall require that an adjustment be made following a record date, a Determination Date or Expiration Date, as the case may be, established for the purposes specified in this section 6.1, the Issuer may elect to defer (but only until five (5) Business Days following the filing by the Issuer with the Trustee of the certificate described in section 7.2) issuing to the Holder of any Debenture converted after such record date, Determination Date or Expiration Date the Common Shares of the Issuer issuable upon such conversion over and above the Common Shares (or other cash, property or securities, as applicable) issuable upon such conversion only on the basis of the Conversion Rate prior to adjustment; and, in lieu of any cash, property or securities the issuance of which is so deferred, the Issuer shall issue or cause its transfer agents to issue due bills or other appropriate evidence prepared by the Issuer of the right to receive such cash, property or securities. If any distribution in respect of which an adjustment to the Conversion Rate is required to be made as of the record date, Determination Date or Expiration Date therefor is not thereafter made or paid by the Issuer for any reason, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or such record date, Determination Date or Expiration Date had not occurred.

For purposes of this section 7.1, “record date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares have the right to receive any cash, securities or other property or in which the Common Shares (or other applicable security) are exchanged or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, security or other property (whether or not such date is fixed by the Board of Directors or by statute, contract or otherwise).

If one or more event occurs requiring an adjustment be made to the Conversion Rate for a particular period, adjustments to the Conversion Rate shall be determined by the Issuer’s Board of Directors to reflect the combined impact of such Conversion Rate adjustment events, as set out in this section 6.1, during such period.

7.2	No Adjustment

(a)
Subject to approval of the TSX, no adjustment in the Conversion Rate shall be required if Holders may participate in the transactions set forth in section 7.1 above (to the same extent as if the Debentures had been converted into Common Shares immediately prior to such transactions) without converting the Debentures held by such Holders. Any such participation in a transaction will be subject to the prior approval of the TSX.

(b)
No adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Rate as last adjusted; provided, however, that any adjustments which would be required to be made but for this section 7.2(b) shall be carried forward and taken into account in any subsequent adjustment. The Issuer shall adjust for any carry forward amount upon conversion regardless of the 1% threshold. All calculations under this Article 7 shall be made to the nearest cent or to the nearest one-ten thousandth of a share, as the case may be, with one half cent and 0.00005 of a share, respectively, being rounded upward.

(c)
No adjustment in the Conversion Rate shall be required for issuances of Common Shares pursuant to an Issuer plan for reinvestment of dividends or interest. Except as expressly provided in section 7.1, no adjustment in the Conversion Rate shall be required for issuances of Common Shares or any Convertible Securities, including the issuance of Common Shares or options to purchase Common Shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Issuer, upon the issuance of Common Shares pursuant to any option, warrant or right, or exercise of any exchangeable or convertible security outstanding as of the Issue Date, and repurchases by the Issuer of Common Shares not expressly discussed in this Article 7.

(d)	To the extent that the Debentures become convertible into the right to receive cash, no adjustment need be made thereafter as to the cash.

7.3	Notice of Adjustment

Whenever the Conversion Rate or conversion privilege is required to be adjusted pursuant to this Indenture, the Issuer shall promptly mail to Holders a notice of the adjustment and file with the Trustee an Officers’ Certificate briefly stating the facts requiring the adjustment and the manner of computing it. Failure to mail such notice or any defect therein shall not affect the validity of any such adjustment. Unless and until the Trustee shall receive an Officers’ Certificate setting forth an adjustment of the Conversion Rate, the Trustee may assume without inquiry that the Conversion Rate has not been adjusted and that the last Conversion Rate of which it has knowledge remains in effect.

7.4	Notice of Certain Transactions

In the event that there is a dissolution or liquidation of the Issuer, the Issuer shall mail to Holders and file with the Trustee a notice stating the proposed effective date. The Issuer shall mail such notice at least ten (10) days before such proposed effective date. Failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in this section 7.4.

7.5	Effect of Recapitalization, Reclassification, Consolidation, Merger or Sale.

If any of following events occur (each, a “Business Combination”):

(a)	any recapitalization, reclassification or change of the Common Shares, other than changes resulting from a subdivision or a combination,

(b)	a consolidation, amalgamation, merger, arrangement or combination involving the Issuer,

(c)	a sale, conveyance or lease to another corporation of all or substantially all of the property and assets of the Issuer, other than one or more of the Issuer’s Subsidiaries, or

(d)	any statutory share exchange,

in each case as a result of which holders of Common Shares are entitled to receive shares, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for Common Shares, the Issuer or the successor or purchasing corporation, as the case may be, shall execute with the Trustee a supplemental indenture (which shall comply with Applicable Laws as in force at the date of execution of such supplemental indenture) providing that the Holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such Business Combination had such Debentures been converted into Common Shares immediately prior to such Business Combination.

In the event holders of Common Shares have the opportunity to elect the form of consideration to be received in such Business Combination, the Debentures will be convertible into the weighted average of the kind and amount of consideration received by the holders of the Common Shares that affirmatively make such an election. The Issuer may not become a party to any such transaction unless its terms are consistent with this section 7.5. Such supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 7. If, in the case of any such Business Combination, the stock or other securities and assets receivable thereupon by a holder of Common Shares includes shares of stock or other securities and assets of a corporation other than the successor or purchasing corporation, as the case may be, in such Business Combination, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders of the Debentures as the Board of Directors shall reasonably consider necessary by reason of the foregoing, including to the extent practicable the provisions providing for the repurchase rights set forth in Article 3 hereof. Notwithstanding anything contained in this section, and for the avoidance of doubt, this section shall not affect the right of a Holder to convert its Debentures into Common Shares prior to the effective date of the Business Combination in accordance with the terms of this Indenture.

7.6	Voluntary Increase

Subject to approval of the TSX, the Issuer from time to time may increase the Conversion Rate, to the extent permitted by law, by any amount for any period of time if the period is at least twenty (20) days, its Board of Directors has made a determination that this increase would be in the Issuer’s best interests, and the Issuer provides fifteen (15) days’ prior written notice of any increase in the Conversion Rate to the Trustee and Holders. The Issuer may also make such an increase to the Conversion Rate as the Board of Directors determines would avoid or diminish Canadian federal income tax to holders of Common Shares in connection with a dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for Canadian federal income tax purposes.

7.7	Protection of Trustee

The Trustee shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same; and shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or other property which may at any time be issued or delivered upon the conversion of any Debenture; and the Trustee, except to the extent that there has been a failure by the Trustee or its employees or Agents to act honestly and in good faith or where the Trustee or its employees or agents have acted negligently or in wilful disregard of their obligations hereunder or shall not have complied with Article 13, shall not be responsible for any failure of the Issuer to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article 7.

ARTICLE 8
NEGATIVE COVENANTS

8.1	Limitation on Indebtedness

Without the consent of the Holders of not less than 66 2/3% of the aggregate principal amount of the Debentures then Outstanding, the Issuer shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness or permit any Indebtedness to be outstanding, other than:

(a)	the Debentures;

(b)	Specified Senior Indebtedness in an aggregate principal amount at any one time outstanding not to exceed $550,000,000 at any time;

(c)	Indebtedness up to an aggregate amount not to exceed $450,000,000 at any time comprised of:

(i)	Indebtedness secured by Purchase Money Security Interest including Capital Leases;

(ii)	Indebtedness incurred in connection with a sale and leaseback of real property;

(iii)	Indebtedness incurred under a securitization or factoring of receivables

(iv)	Indebtedness of any Subsidiary acquired by the Borrower or its Subsidiaries that existed prior to such acquisition and not incurred in contemplation of such acquisition;

(v)	Indebtedness incurred to finance insurance premiums; or

(vi)	other Indebtedness (other than Specified Senior Indebtedness) provided that such Indebtedness shall be unsecured (if such limitation is permitted under the ABL Facility); and

(d)
Indebtedness that by its terms is subordinated to the Debentures on terms substantially similar, mutatis mutandis, to the provisions of Article 4 herein and has a maturity at least six months after the Maturity Date.

For purposes of determining compliance with this Section 8.1, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (c)(i) through (v) above, the Issuer will be permitted to classify such item of Indebtedness in whole or in part in any manner that complies with this covenant, including by allocation to more than one other type of Indebtedness. In addition, any Indebtedness originally classified as pursuant to clauses (c)(i) through (v) above may later be reclassified by the Issuer such that it will be deemed as having been incurred pursuant to another of such clauses to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause at the time of such reclassification.

8.2	Negative Pledge

Without the consent of the Holders of not less than of not less than 66 2/3% of the aggregate principal amount of the Debentures then Outstanding, the Issuer shall not, and shall not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien on their present or future property or assets, except for Permitted Liens.

Notwithstanding the foregoing, the limitation set out in the preceding paragraph of this Section 8.2 shall not apply unless and until the inclusion thereof is permitted under the ABL Facility.

8.3	Dividend Increase

The Issuer shall not cause or permit a Dividend Increase except at least thirty (30) days prior to the record date for holders of Common Shares for the next dividend.

8.4	No Merger

Other than a transaction that constitutes or results in a Change of Control, the Issuer and the Guarantors shall not conduct a transaction that constitutes a merger, amalgamation, arrangement, reorganization or other business combination of the Issuer or any Guarantor, unless, in the case of the Issuer, the successor corporation resulting from such merger, amalgamation, arrangement, reorganization or other business combination has securities into which the Debentures may be converted and such securities are (i) listed for trading on a Recognized Stock Exchange, and (ii) Prescribed Securities, and, in each case, unless the Issuer or such Guarantor complies with the requirements of Article 15 and provided further that the provisions of this section 8.4 shall not relieve the Issuer from the obligations under section 3.2 if such transaction triggers the provisions of section 3.2.

8.5	Hedging

The Issuer shall not, and shall not permit any of its Subsidiaries to, entering into any speculative hedging transaction.

ARTICLE 9
COVENANTS OF THE ISSUER

9.1	Payment of Principal, Premium and Interest

The Issuer covenants and agrees with the Trustee and for the benefit of the Holders that it will duly and punctually pay the principal of (and premium, if any), the Additional Amounts, if any, and interest on the Debentures in accordance with their terms and this Indenture.

9.2	Corporate Existence; Books of Account

The Issuer and each of the Guarantors covenant and agree with the Trustee for the benefit of each Holder that:

(a)	it and (except pursuant to a transaction not prohibited by this Indenture) each of the Guarantors will at all times maintain its corporate existence; and

(b)	it and each of the Guarantors will keep or cause to be kept proper books of account in accordance with GAAP.

9.3	Compliance Certificate

The Issuer shall deliver to the Trustee within ninety (90) days after the end of each fiscal year of the Issuer (and at any other reasonable time upon demand by the Trustee) beginning with the fiscal year ended March 2, 2013, an Officer’s Certificate stating that the Issuer has complied with all requirements of the Issuer contained in this Indenture and stating whether or not a Default or Event of Default has occurred and is continuing.  If a Default or Event of Default shall have occurred and is continuing, the certificate shall describe the nature and particulars of the Default or Event of Default and its current status and steps taken or proposed to be taken to eliminate such circumstances and remedy such Default or Event of Default, as the case may be.

9.4	Notice of Default

The Issuer will promptly notify the Trustee upon becoming aware of the occurrence of a Default or Event of Default.

9.5	Securities Laws

The Issuer covenants and agrees with the Trustee for the benefit of the Holders that:

(a)
unless a Change of Control has occurred, it will take all reasonable steps and actions and do all such acts and things as may be required to: (i) as long as it meets the applicable minimum distribution requirements, if any, of such institutions, maintain the listing and posting for trading of the Debentures and the Common Shares on a Recognized Stock Exchange, and (ii) maintain its status as a reporting issuer or equivalent in good standing or equivalent under the Applicable Securities Laws in the Provinces of Canada in which the Issuer is currently a reporting issuer or equivalent; and

(b)
it will, at the relevant times and upon exercise of the relevant rights or elections, comply and take all measures necessary to comply at all times with subsection 5.1(e) including, without limitation, make application for any order, ruling, registration or filing or give any notice required under Applicable Securities Laws; and

(c)
the Trustee shall have no obligation to verify information relating to the Issuer’s compliance with this section 9.5 and may act and rely upon all information provided by the Issuer with respect to such compliance, without independent inquiry.

9.6	Reporting

(a)
The Issuer shall file with the Trustee (or file on SEDAR) an annual information form and the continuous disclosure documents that must be sent to its shareholders pursuant to Applicable Securities Laws in the

Provinces of Canada in which the Issuer is a “reporting issuer” (as such term is defined in such Applicable Securities Laws) within fifteen (15) days from the date such documents are required to be filed with Canadian securities regulatory authorities pursuant to Applicable Securities Laws.

(b)
In the event the Issuer is no longer subject to Applicable Securities Laws, the Issuer shall continue to provide to the Trustee, the Holders, and, upon request, Beneficial Holders, (a) within ninety (90) days after the end of each fiscal year, copies of its annual financial statements and related management’s discussion and analysis (“MD&A”), and (b) within forty-five (45) days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements and related MD&A which shall, at a minimum, contain such information required to be provided in such documents pursuant to Applicable Securities Laws in the Provinces of Canada in which the Issuer is, as of the date hereof, a “reporting issuer” (as such term is defined in such Applicable Securities Laws).  Each of such continuous disclosure documents will be prepared in accordance with disclosure requirements of Applicable Securities Laws of the Provinces of Canada in which the Issuer is a “reporting issuer” (as such term is defined in such Applicable Securities Laws) and GAAP.

(c)	In the event the Issuer is no longer subject to Applicable Securities Laws, the Issuer undertakes to do the following:

(i)
hold a quarterly conference call to discuss the quarterly and annual information contained in the disclosure documents provided in subsection 9.6(b) no later than five (5) Business Days from the time the Issuer furnishes such documents to the Trustee;

(ii)
no fewer than three (3) Business Days prior to the date of the conference call required to be held in accordance with section 9.6(c)(i), issue a press release to the appropriate wire service for broad dissemination in Canada announcing the time and date of such conference call and directing the Beneficial Holders, prospective investors and securities analysts to contact the investor relations office of the Issuer to obtain the reports and information and instructions regarding how to access such conference call; and

(iii)	either:

(1)
maintain an unrestricted public website to which Beneficial Holders, prospective investors and securities analysts are given access and to which the continuous disclosure documents described in section 9.6(b) and conference call access details are posted, or

(2)	maintain a non-public website to which beneficial owners of the Debentures, prospective investors and securities analysts are given access and to which the reports and conference call access details are posted, or

(3)	distribute via e-mail such reports and conference call details to Beneficial Holders, prospective investors and securities analysts who request to receive such distributions.

(d)
Promptly after knowledge thereof shall have come to the attention of any responsible officer of the Issuer, the Issuer shall provide written notice of the occurrence of any Default or Event of Default hereunder to the Trustee.

9.7	Reserved

9.8	Performance of Covenants by Trustee

If the Issuer fails to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but will be under no obligation to do so. All sums expended or advanced by the Trustee for such purpose will be repayable as provided in section 9.9 of the Indenture.  No such performance or advance by the Trustee shall relieve the Issuer of any default hereunder or its continuing obligations hereunder.

9.9	Payment of Trustee’s Remuneration

The Issuer will pay on demand the Trustee’s reasonable remuneration for its services as Trustee hereunder (including reimbursement for disbursements which include legal services) and will repay to the Trustee on demand all moneys which shall have been paid by the Trustee out of its own funds in and about the execution of the trusts hereby created, from the date of expenditure until repayment, with interest thereon at the rate equal to the prime rate of a chartered bank listed on Schedule I of the Bank Act (Canada) selected by the Trustee. The said remuneration shall continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this Indenture shall be in course of administration by or under the direction of the court. This section 9.9 shall survive the resignation of the Trustee or the termination of this Agreement. Notwithstanding the foregoing, the Issuer need not pay or reimburse the Trustee for expenses, disbursements or advances if the Trustee incurred such expenses, disbursements or advances as a result of its dishonesty, bad faith, wilful misconduct, negligence or reckless disregard of a right, duty or obligation by the Trustee.

9.10	Permitted Conversion Period Notice

The Issuer shall provide the notices regarding Permitted Conversion Period as specified in section 5.1.

9.11	Further Instruments and Acts

Upon request of the Trustee, the Issuer and the Guarantors will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

9.12	No Dividends on Common Shares if Event of Default

The Issuer shall not declare or pay any dividend, other than a stock dividend of Common Shares, to the holders of its issued and outstanding Common Shares after the occurrence of an Event of Default unless and until such Event of Default shall have been cured or waived or shall have ceased to exist, unless the Holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debentures consent to such declaration or payment, as applicable.

ARTICLE 10
EVENTS OF DEFAULT AND REMEDIES

10.1	Events of Default and Enforcement

If and when any one or more of the following events (herein called an “Event of Default”) shall happen with respect to the Debentures, namely:

(i)	a default in payment of any principal amount or any purchase price, or Change of Control Repurchase Price with respect to the Debentures, when the same becomes due and payable;

(ii)	a default in payment of interest (including any Additional Amounts) on any Debentures when due and payable and the continuance of such default for ten (10) days;

(iii)	a default in the observance of the covenant contained in subsection 9.5(a) or 11.3(a) and the continuance of such default for five (5) Business Days;

(iv)	default in the delivery to any Holder when due of Common Shares and any cash payable upon conversion with respect to the Debentures, which default continues for three (3) Business Days;

(v)
a default by the Issuer or any Guarantor in performing or observing any of the other covenants, agreements or obligations of the Issuer or the Guarantor, as the case may be, as described herein, and the continuance of such default for thirty (30) days after written notice to the Issuer by the Trustee or by the Holders of not less than 25% in principal amount of Outstanding Debentures requiring the same to be remedied;

(vi)	the failure to make a Change of Control Repayment Offer upon the occurrence of a Change of Control;

(vii)
a decree, judgment, or order by a court having jurisdiction in the premises shall have been entered adjudging the Issuer or any Guarantor bankrupt or insolvent or approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition or similar relief for the Issuer or any Guarantor, under the Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada) or any other similar bankruptcy, insolvency or analogous applicable law and such decree, judgment or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Issuer or any Guarantor or of a substantial part of its property, or for the winding up or liquidation of its affairs, shall have remained in force for a period of thirty (30) consecutive days; or any substantial part of the property of the Issuer or any Guarantor shall be sequestered or attached and shall not be returned to the possession of the Issuer or any Guarantor or released from such attachment, as the case may be, whether by filing of a bond, or stay or otherwise, within thirty (30) consecutive days thereafter;

(viii)
the Issuer or any Guarantor shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under the Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada) or any other similar bankruptcy, insolvency or analogous applicable law or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency for it or of a substantial part of its property, or shall make an assignment for the benefit of creditors, or shall be unable, or admit in writing its inability, to pay its debts generally as they become due, or corporate action shall be taken by the Issuer or any Guarantor in furtherance of any of the aforesaid actions;

(ix)
a resolution is passed for the winding-up or liquidation of the Issuer or any Guarantor except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 15.1 are duly observed and performed;

(x)
any of the Guarantees shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of a Guarantor, shall deny or disaffirm its obligations under its Guarantee; and

(xi)	(A) if the Issuer or any Guarantor is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount on any Indebtedness that is outstanding in an aggregate principal amount of more than $50,000,000 (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (B) if the Issuer or any Guarantor is in default in the performance of or compliance with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount of more than $50,000,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and in each case as a consequence of such default or condition such Indebtedness has become or has been declared due and payable before its stated maturity or before its regularly schedule dates of payment, or (C) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Indebtedness to convert such Indebtedness into equity interests), the Issuer or any Guarantor has become obligated to purchase or repay Indebtedness (including any Specified Senior Indebtedness) before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of more than $50,000,000 or its equivalent in the relevant currency of payment);

then, and in each and every such case which has happened and is continuing (other than an Event of Default specified in clause (vii) or (viii) above), the Trustee may, in its discretion, and shall, upon the written request of the Holders of not less than 25% in principal amount of the Outstanding Debentures at such time (or, if there is a Global Debenture Outstanding, a written request of the Participants having received instructions from the Beneficial Holders holding at least 25% of the Outstanding Debentures), declare the principal of (and premium, if any) together with accrued interest on all such Debentures to be due and payable immediately, by a Notice in writing to the Issuer and to each Guarantor (and to the Trustee if given by the Holders), and upon any such declaration such principal amount and premium, if any, together with accrued interest thereon, shall become immediately due and payable. If the Trustee fails to notify in writing the Issuer pursuant to the terms hereof, the Holders having provided the written request to the Trustee may do so. If an Event of Default specified in clause (vii) or (viii) occurs and is continuing, then the principal of (and premium, if any) together with accrued interest on all Outstanding Debentures shall become due and payable without any declaration or other act on the part of either the Trustee of any Holder.  For greater certainty, principal and premium shall include the Change in Control Repurchase Price if owing under Section 3.2 or if the Event of Default upon which the

Debentures are accelerated is a breach of Section 3.2.

10.2	Notice of Event of Default

The Trustee shall give to the Holders, within five (5) days after the Trustee becomes aware by way of written Notice of the occurrence of an Event of Default, Notice of every Event of Default so occurring and continuing at the time the Notice is given. When a Notice of the occurrence of an Event of Default is given by the Trustee pursuant to this section 10.2 and the Event of Default is thereafter cured, the Trustee shall give Notice that the Event of Default is no longer outstanding to all Holders to whom Notice of the occurrence of the Event of Default was given within five (5)  days after the Trustee becomes aware, by written Notice given by the Issuer to the Trustee, that the Event of Default has been cured and is no longer outstanding.

10.3	Waiver of Acceleration

At any time after a declaration of acceleration with respect to the Debentures has been made pursuant to Article 10 and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided, the Holders of not less than 66 2/3% in principal amount of Outstanding Debentures, by written Notice to the Issuer, each Guarantor and the Trustee, may thereupon rescind and annul such declaration and its consequences

(a)	if the Issuer has paid to or deposited with the Trustee a sum sufficient to pay:

(i)	all overdue interest on all Debentures;

(ii)
the principal of (and premium, if any) any of the Debentures which have become due otherwise than by such declaration of acceleration, and interest thereon at the rate or rates prescribed therefor in such Debentures; and

(iii)	to the extent that payment of such interest is lawful and applicable, interest upon overdue instalments of interest at the rate or rates prescribed therefor in such Debentures;

(b)
all Events of Default with respect to the Debentures, other than the non-payment of the principal of (and premium, if any), and interest on, such Debentures which have become due solely by such declaration of acceleration, have been cured or waived in accordance with the provisions of this Indenture; and

(c)	the rescission would not conflict with any judgement or degree of a court of competent jurisdiction.

10.4	Waiver

(a)
The Holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive any past default hereunder and its consequences, except a default:

(i)	in the payment of the principal of (or premium, if any) or interest on any Debentures;

(ii)	in respect of a covenant or provision hereof that under Article 17 cannot be modified or amended without an Extraordinary Resolution passed by the Holders; or

(iii)	the uncured failure by the Issuer to deliver Common Shares when so required pursuant to this Indenture.

(b)
Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

10.5	Other Remedies

(a)
If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of (and premium, if any) or interest on Debentures or to enforce the performance of any term of the Debentures or this Indenture.

(b)
The Trustee may maintain a Proceeding even if it does not possess any Debentures or does not produce any of them in the Proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.

10.6	Application of Money Collected

Any money collected by the Trustee pursuant to this Article in respect of Debentures shall (subject to any claims having priority under Applicable Law and subject to section 2.14 and Article 4) be applied in the following order, at the dates fixed by the Trustee and, in case of the distribution of such money on account of principal of (and premium, if any) or interest, upon presentation of Debentures and the notation thereon of the payment (if only partially paid) and upon surrender thereof (if fully paid):

(a)	first, to the payment of all amounts due to the Trustee under this Indenture with respect to such Debentures;

(b)	second, to the payment of accrued interest on such Debentures;

(c)	third, to the payment of the principal of (and premium, if any) on such Debentures;

(d)	fourth, to the payment of any other amounts with respect to such Debentures; and

(e)	fifth, to whomever may be lawfully entitled to receive the balance of such money.

10.7	Control by Holders

(a)	Subject to the provisions of Section 10.8, the Holders of at least a majority in principal amount of the Outstanding Debentures may:

(i)
direct the time, method and place in the Province of Ontario for conducting any Proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debentures; and

(ii)	take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of Debentures under any provisions of this Indenture or under Applicable Law.

(b)	The Trustee may refuse, however, to follow any direction that conflicts with law or this Indenture.

10.8	Limitation on Suits

No Holder of any Debenture will have any right to pursue any remedy (including any action, suit or proceeding authorized or permitted by this Indenture or pursuant to Applicable Law, but except actions for payment of overdue principal, premium, if any, or interest or for the conversion of the Debentures pursuant to Article 5) with respect to this Indenture or the Debentures unless: (i) the Holder gives to the Trustee notice of a continuing Event of Default; (ii) the Holders of at least 25% in principal amount of the then Outstanding Debentures make a request in writing to the Trustee to pursue the remedy; (iii) such Holder or Holders offer or provide to the Trustee security and indemnity in form satisfactory to the Trustee against any loss, liability or expense; (iv) the Trustee does not comply with the request within thirty (30) days after receipt of such request and indemnity; and (v) during such thirty (30) day period the Holders of a majority in principal amount of Outstanding Debentures do not give the Trustee a direction inconsistent with the request.

Holders may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

10.9	Collection Suit by Trustee

If an Event of Default specified in clause (i), (ii), (iii), (iv) or (xi) of subsection 10.1(xi)(A) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee against the Issuer for the whole amount of principal (and premium, if any) and interest remaining unpaid.

10.10	Trustee May File Proofs of Claim

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders lodged or allowed in any judicial proceedings relative to the Issuer, its creditors or its property.

10.11	Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defences made by the party litigant. This section 10.11 does not apply to a suit by the Trustee, a suit by a Holder that is permitted pursuant to section 10.8, or a suit by any Holder or group of Holders of more than 50% in principal amount of the Outstanding Debentures.

10.12	Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee or upon or to the Holders is intended to be exclusive of any other remedy, but each remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or statute.  Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

10.13	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder of any Debenture to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 10 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee or by the Holders, as the case may be.

10.14	Judgment Against the Issuer

The Issuer covenants and agrees with the Trustee that, in case of any Proceeding to obtain judgment for payment of the principal of, premium, if any, or interest, if any, on the Debentures, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as holder of a power of attorney for the

Holders, for the amount which may remain due in respect of the Debentures and the interest and premium, if any, thereon.

10.15	Rights of Holders to Receive Payment and to Convert

Notwithstanding any other provision of this Indenture, the right of any Holder of a Debenture to receive payment of the principal amount, Change of Control Repurchase Price and interest (including Additional Amounts), if any, in respect of the Debentures held by such Holder, on or after the respective due dates expressed in the Debentures and this Indenture (whether upon repurchase or otherwise), and to convert such Debenture in accordance with Article 5, and to bring suit for the enforcement of any such payment on or after such respective due dates or for the right to convert in accordance with Article 5, is, subject to compliance with the provisions of section 10.8, absolute and unconditional and shall not be impaired or affected without the consent of the Holder.

ARTICLE 11
GUARANTEE

11.1	Guarantors

Each of the Guarantors agrees to execute a guarantee in substantially the form attached hereto as Schedule 11.1 concurrently herewith.  If at any time the aggregate amount of revenues or the aggregate amount of assets of Subsidiaries which are not Guarantors represent 15% or more of the Consolidated Revenues or Consolidated Assets of the Issuer, then the Issuer will cause additional Subsidiaries to execute a guarantee in substantially the form attached hereto as Schedule 11.1 in accordance with Section 11.3 as may be necessary to ensure that after given effect thereto, the aggregate amount of revenues or the aggregate amount of assets of Subsidiaries which are not Guarantors represent less than 15% of the Consolidated Revenues and Consolidated Assets of the Issuer.

11.2	Waiver Regarding Material Information

Each Guarantor hereby waives any right it may have to disclosure by the Trustee or any of the Holders of material information in respect of the Issuer and/or any dealings between the Issuer and the Trustee with respect to the Debentures.

11.3	Opinion Regarding Guarantors

(a)
The Issuer shall, within forty-five (45) days of the date that a Subsidiary becomes a Guarantor, deliver to the Trustee an Opinion of Counsel (in form and substance reasonably acceptable to Counsel to the Trustee, including customary assumptions and limitations) in the jurisdiction of formation of such Guarantor addressing the matters provided for in Schedule 11.3 hereto. In the event that Counsel in any such jurisdiction advises that the form and substance of such Guarantor’s Guarantee precludes such an opinion from being given, the Issuer shall deliver a new Guarantee (which may be governed by the laws of the jurisdiction of such

Guarantor) from such Guarantor reasonably acceptable in form and substance to Counsel to the Trustee, together with a corresponding opinion of Counsel.

ARTICLE 12
SATISFACTION AND DISCHARGE

12.1	Non-Presentation of Debentures

If any Holder fails to present any Debentures for payment on the date on which the principal of, premium, if any, or interest thereon, becomes payable, whether on a Payment Date, Maturity Date or any other repayment date, or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a)	the Issuer shall thereafter be entitled to pay or deliver to the Trustee and direct the Trustee to set aside;

(b)
in respect of moneys or Common Shares in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Issuer shall thereafter be entitled to direct the Trustee to set aside; or

(c)	if the redemption was made pursuant to any Notice given by the Trustee, the Trustee may itself thereafter set aside,

the principal of, premium, if any, and interest on such Holder’s Debentures, in trust to be paid to such Holder upon due presentation or surrender of such Debentures in accordance with the provisions of this Indenture; and thereupon the principal of, premium, if any, and interest payable on each Debenture in respect whereof such moneys and, if permitted hereunder, Common Shares have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof except to receive delivery and payment of the moneys or Common Shares, if applicable, so set aside by the Trustee upon due presentation and surrender thereof, subject to the provisions of section 2.4. For greater certainty, the provisions of Article 7 shall not prevent the application of moneys received by the Trustee pursuant to this section 12.1 to the payment of principal, premium, if any, and interest on such Holder’s Debentures.

12.2	Discharge

The Trustee shall at the written request of the Issuer release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and release the Issuer from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of, premium, if any, and interest on (including interest on amounts in default, if any) all of the Debentures and all other moneys payable hereunder have been paid or satisfied or that, all of the Debentures having matured, payment of the principal of, premium, if any, and interest (including interest on amounts in default, if any) on such Debentures and all other moneys payable hereunder have been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 13
THE TRUSTEE

13.1	Duties of Trustee

In the exercise of its rights, duties and obligations prescribed or conferred by this Indenture, the Trustee shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent corporate trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee shall be liable only for an act or failure to act arising from or in connection with dishonesty, bad faith, wilful misconduct, negligence or reckless disregard of a right, duty or obligation by the Trustee. The Trustee shall not be liable for any act or default on the part of any agent employed by it or for permitting any agent or co-trustee to receive and retain any moneys payable to the Trustee under this Indenture, except as aforesaid.

13.2	Employ Agents

The Trustee may, but is not required to, employ (at the expense of the Issuer) such Counsel, agents and other assistants as it may reasonably require for the proper determination and discharge of its duties under this Indenture, and shall not be responsible for any negligence or misconduct on the part of any such Counsel, agent or other assistant or for any liability incurred by any Person as a result of not employing such Counsel, agent or other assistant, and may pay reasonable remuneration for all services performed for it with respect to this Indenture, and shall be entitled to receive reimbursement for all reasonable disbursements, costs, liabilities and expenses made or incurred by it with respect to this Indenture. All such disbursements, costs, liabilities and expenses in relation to this Indenture and all expenses incidental to the preparation, execution, creation and issuance of the Debentures, whether done or incurred at the request of the Trustee or the Issuer, shall bear interest at the posted annual rate of interest charged by the Trustee from time to time to its corporate trust customers from the date which is thirty (30) days following receipt by the Issuer of an invoice from the Trustee with respect to such expenses until the date of reimbursement and shall (together with such interest) be paid by the Issuer immediately upon receipt of such invoice.

13.3	Reliance on Evidence of Compliance

Except during the continuance of an Event of Default, in the exercise of its rights, duties and obligations under this Indenture, the Trustee may, if it is acting in good faith, act and rely, as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, Opinions of Counsel, reports, directions, orders, certificates and Officer’s Certificates required by the Trustee to be furnished to it in the exercise of its rights, duties and obligations under this Indenture, if the Trustee examines such statutory declarations, Opinions of Counsel, reports, directions, orders, certificates or Officer’s Certificates and determines that they indicate compliance with the applicable requirements of this Indenture.

13.4	Provision of Evidence of Compliance to Trustee

In addition to any other provisions of this Indenture, the Trustee may, at any time any action is taken which relates to any of paragraphs (a) through (c) below, and acting in good faith, require evidence of compliance with the conditions precedent provided for in this Indenture relating to:

(a)	the certification pursuant to section 2.7 and delivery of Debentures;

(b)	the satisfaction and discharge of this Indenture; or

(c)	the taking of any other action or step to be taken by the Trustee at the request, or on the application, of the Issuer.

13.5	Contents of Evidence of Compliance

Evidence of compliance required by section 13.4 shall consist of:

(a)	an Officer’s Certificate certifying that the conditions precedent referred to in such Officer’s Certificate have been complied with in accordance with the terms of this Indenture;

(b)
in the case of conditions precedent compliance with which are, pursuant to this Indenture, made subject to review or examination by Counsel, an Opinion of Counsel to the Issuer that such conditions precedent have been complied with in accordance with the terms of this Indenture; and

(c)
in the case of conditions precedent compliance with which are subject to the review or examination by auditors or appraisers, an opinion or report of a chartered accountant or appraiser, as the case may be, approved by the Trustee acting reasonably, that such conditions precedent have been complied with in accordance with the terms of this Indenture.

Each Officers’ Certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(i)	a statement that the person making such certificate or opinion has read such covenant or condition;

(ii)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)
a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv)	a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with;

provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials.

13.6	Advice of Experts

The Trustee may act or not act and rely or not rely, and shall be protected in acting or not acting and relying or not relying in good faith, on the opinion, advice or information (including an Opinion of Counsel) obtained from any counsel, auditor, valuer, engineer, surveyor or other expert, whether obtained by the Trustee or by the Issuer, and, if acting in good faith, may rely as to the truth of the statements and the accuracy of the opinions expressed in any report or opinion furnished by such Person and may obtain such assistance as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid, including the disbursements of any legal or other advisor or assistants.

13.7	Trustee May Deal in Debentures

In its personal capacity or any other capacity, the Trustee, and each Affiliate of the Trustee, may buy, sell, lend upon, become a pledgee of and deal in the Debentures and generally contract and enter into financial transactions with the Issuer and any Affiliate of the Issuer without being liable to account for any profits made thereby.

13.8	Conditions Precedent to Trustee’s Obligation to Act

(a)
The Trustee shall not be bound to give any notice, or to do, observe or perform or see to the observance or performance by the Issuer of any of the obligations imposed under the Indenture or to supervise or interfere with any of the activities of the Issuer, or to do or take any act, action or Proceeding by virtue of the powers conferred on it by this Indenture, unless and until it shall have been required to do so under the terms of this Indenture; nor shall the Trustee be required to take notice of any default or Event of Default, other than in payment of any moneys required by this Indenture to be paid to the Trustee, unless and until notified in writing of such default or Event of Default by the Issuer or by any Holder, which notice shall distinctly specify such default or Event of Default, and in the absence of any such notice the Trustee may conclusively assume that no default or Event of Default has occurred. Any such notice or requisition shall in no way limit any discretion given to the Trustee in this Indenture to determine whether or not to take action with respect to any default or Event of Default or with respect to any such requisition.

(b)
The obligation of the Trustee to do any of the actions referred to in subsection (a), including to commence or to continue any Proceeding or any right of the Trustee or the Holders, shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such action and an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities which may result from such action and any loss and damage the Trustee may suffer by reason of such action.

13.9	Trustee Not Required to Give Security

The Trustee shall not be required to grant any Lien or give security for its conduct or administration under this Indenture.

13.10	Resignation or Removal of Trustee; Conflict of Interest

(a)
The Trustee represents and warrants to the Issuer that at the time of the execution and delivery of this Indenture no material conflict of interest exists with respect to the Trustee’s role as a fiduciary hereunder.

(b)
The Trustee may resign as trustee hereunder by giving not less than sixty (60) days’ notice in writing to the Issuer or such shorter notice as the Issuer may accept as sufficient. The Trustee shall resign if a material conflict of interest arises with respect to its role as trustee under this Indenture that is not eliminated within ninety (90) days after the Trustee becomes aware of such conflict of interest. Immediately after the Trustee becomes aware that it has a material conflict of interest it shall provide the Issuer with written notice of the nature of that conflict. Upon any such resignation, the Trustee shall be discharged from all further duties and liabilities under this Indenture. None of the validity and enforceability of this Indenture or the Debentures shall be affected in any manner whatsoever by reason only of the existence of a material conflict of interest on the part of the Trustee (whether arising prior to or after the date of this Indenture). If the Trustee does not comply with this section, any Holder or the Issuer may apply to the Ontario Superior Court of Justice sitting in Toronto for an order that the Trustee be replaced as trustee under this Indenture.

(c)
In the event of the Trustee resigning or being removed by the Holders by Extraordinary Resolution or by the Issuer or being dissolved, becoming insolvent or bankrupt, going into liquidation or otherwise becoming incapable of acting as trustee under this Indenture, the Issuer shall immediately appoint a successor Trustee unless a successor Trustee has already been appointed by the Holders; failing such appointment by the Issuer, the retiring Trustee or any other Holder may apply to a judge of the Ontario Superior Court of Justice sitting in Toronto, on such notice as such judge may direct, for the appointment of a successor Trustee. The successor Trustee so appointed by the Issuer or by such court shall be subject to removal by the Holders by way of an Act of Holders. Any successor Trustee appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust company in Canada. On any appointment of the successor Trustee, the successor

Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Indenture as Trustee. The expenses of all acts, documents and Proceedings required under this section will be paid by the Issuer in the same manner as if the amount thereof were fees payable to the Trustee under this Indenture.

(d)
Any successor Trustee shall, immediately upon appointment, become vested with all the estates, properties, rights, powers and trusts of its predecessor in the trusts under this Indenture, with like effect as if originally named as Trustee hereunder. Nevertheless, upon the written request of the successor Trustee or of the Issuer and upon payment of all outstanding fees and expenses, the Trustee ceasing to act shall execute and deliver a document assigning and transferring to such successor Trustee, upon the trusts expressed in this Indenture, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property (including money) held by such Trustee to the successor Trustee in its place. Should any deed, conveyance or other document in writing from the Issuer be required by any successor Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and other documents in writing shall, on the request of the successor Trustee, be made, executed, acknowledged and delivered by the Issuer.

(e)
Any corporation into which the Trustee is amalgamated or with which it is consolidated or to which all or substantially all of its corporate trust business is sold or is otherwise transferred or any corporation resulting from any consolidation or amalgamation to which the Trustee is a party shall be a successor Trustee under this Indenture, without the execution of any document or any further act; provided that such successor Trustee is a corporation qualified to carry on the business of a trust company in Canada and shall not have a material conflict of interest in its role as a fiduciary under this Indenture.

13.11	Authority to Carry on Business; Resignation

The Trustee represents and warrants to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in Canada. If the Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Debentures issued hereunder shall not be affected in any manner by reason only of such event but the Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in Canada, either become so authorized or resign in the manner and with the effect specified in section 13.10.

13.12	Protection of Trustee

By way of supplement to any Applicable Law from time to time relating to trustees and in addition to any other provision of this Indenture for the relief of the Trustee, it is expressly agreed that:

(a)
the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Debentures (except as provided in subsection 2.7(d) and sections 13.11 and 13.13 which are being given by the Trustee in its personal capacity) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Issuer;

(b)
the Trustee shall not be bound to give to any Person notice of the execution of this Indenture unless and until an Event of Default and a declaration of acceleration has occurred, and the Trustee has determined or become obliged to enforce the same;

(c)
the Trustee shall not incur any liability or be in any way responsible for the consequence of any breach on the part of the Issuer of any of the covenants contained in this Indenture or of any acts of the agents or servants of the Issuer;

(d)
the Issuer indemnifies and saves harmless the Trustee and its officers, directors and employees and agents from and against any and all liabilities, losses, costs, claims, actions, expenses (including legal fees and disbursements on a solicitor and client basis) or demands whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Indenture, including those arising out of or related to actions taken or omitted to be taken by the Trustee contemplated by this Indenture, and including legal fees and disbursements on a full indemnity basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Trustee, save only in the event of the gross negligence or reckless disregard in acting or failing to act, or the wilful misconduct, dishonesty or bad faith of the Trustee. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or the resignation or removal of the Trustee;

(e)
without limiting the generality of subsection 13.12(d), the Issuer will indemnify and hold harmless the Trustee and upon written request reimburse the Trustee for the amount of (i) any taxes levied or imposed and paid by the Trustee as a result of payments made under or with respect to the Debentures, (ii) any liability (including penalties and interest) arising therefrom or with respect thereto paid by the Trustee as a result of payments made under or with respect to the Debentures, and (iii) any taxes levied or imposed and paid by the Trustee with respect to reimbursement under (a) and (b) above, but excluding any taxes on the Trustee’s net income arising from fees for acting as the trustee hereunder or in respect of the Trustee’s capital.

(f)
the Trustee shall not be liable by reason of the statements or implications of fact or law contained in or arising out of anything contained in this Indenture or in the Debentures or be required to verify the same, but all statements or implications shall be deemed to have been made by the Issuer only;

(g)
the Trustee may, in the exercise of all or any of the trusts, powers and discretion vested in it under this Indenture, act by the responsible officers of the Trustee; the Trustee may delegate to any Person the performance of any of the trusts and powers vested in it by this Indenture, and any delegation may be made upon such terms and conditions and subject to such regulations as the Trustee may think to be in the best interest of the Holders;

(h)
the Trustee shall not be required to take notice or be deemed to have notice or actual knowledge of any matter under this Indenture, unless the Trustee shall have received from the Issuer or a Holder written notice stating the matter in respect of which the Trustee should have notice or actual knowledge;

(i)
the Trustee shall not be bound to act in accordance with any direction or request of the Issuer until an executed copy of the document containing the direction or request has been delivered to the Trustee, and the Trustee shall be fully empowered to act and shall be fully protected from all liability in acting upon any document purporting to be a Debenture and believed by the Trustee to be genuine; and

(j)
the Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on behalf of the Issuer or of any Person on whose signature the Trustee may be called upon to act or refrain from acting under this Indenture.

13.13	Additional Representations and Warranties of Trustee

The Trustee represents and warrants to the Issuer that:

(a)	the Trustee is a trust company validly existing under the laws of its jurisdiction of incorporation;

(b)
the Trustee has full power, authority and right to execute and deliver and perform its obligations under this Indenture, and has taken all necessary action to authorize the execution, delivery and performance by it of this Indenture; and

(c)	this Indenture has been duly executed and delivered by the Trustee.

13.14	Third Party Interests

The Issuer hereby represents to the Trustee that any account to be opened by the Trustee in connection with this Indenture for or to the credit of the Issuer, either: (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Issuer agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

13.15	Trustee Not Bound to Act

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the Issuer provided: (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

13.16	Compliance with Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, the “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither the Issuer, nor the Trustee nor any Guarantor shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Issuer shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Issuer or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

ARTICLE 14
MEETINGS OF HOLDERS

14.1	Purposes for Which Meetings May be Called

A meeting of Holders may be called at any time and from time to time pursuant to this Article to make, give or take any Act provided by this Indenture to be made, given or taken by Holders.

14.2	Call, Notice and Place of Meetings

(a)
The Trustee may at any time and from time to time and shall, on receipt of an Issuer Request or a requisition in writing made by the Holders of at least 5% in principal amount of the Outstanding Debentures and upon being indemnified and funded to its reasonable satisfaction by the Issuer or upon being funded and indemnified to its reasonable satisfaction by the Holders making such requisition, as the case may be, against the costs which may be incurred in connection with the calling and holding of such meeting, call a meeting of Holders for any purpose specified in section 14.1, to be held at such time and at such place in the City of Toronto, Province of Ontario, as the Trustee shall determine. Notice of every meeting of Holders, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in section 16.2, not less than twenty-one (21) or more than sixty (60) days prior to the date fixed for the meeting.

(b)
If at any time the Issuer, pursuant to a Board Resolution, or the Holders of at least 5% in principal amount of the Outstanding Debentures shall have requested the Trustee to call a meeting of the Holders for any purpose specified in section 14.1, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first publication, or mailing, as the case may be, of the notice of such meeting within thirty (30) days after receipt of such request, funding and indemnity or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Issuer or the Holders in the amount above specified, as the case may be, may determine the time and the place in the City of Toronto, Province of Ontario, for such meeting and may call such meeting for such purposes by giving notice thereof as provided in subsection (a).

14.3	Proxies

A Holder may be present and vote at any meeting of Holders, and may sign written resolutions and other instruments in writing in lieu of a meeting as contemplated in section 14.8, by an authorized representative. The Issuer with the approval of the Trustee may, from time to time, make and vary regulations as it shall think fit providing for and governing any or all the following matters for the purpose of enabling the Holders to vote at any such meeting by proxy:

(a)
the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Holder;

(b)
the deposit of instruments appointing proxies at such place as the Trustee, the Issuer or the Holder convening the meeting, as the case may be, may in the notice convening the meeting, direct and the time, if before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)
the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic communication before the meeting to the Issuer or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

14.4	Persons Entitled to Vote at Meetings

To be entitled to vote at any meeting of Holders, a Person shall be: (a) a Holder of one or more Outstanding Debentures; or (b) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Debentures by such Holder or Holders. The only persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its Counsel and any representatives of the Issuer and its Counsel and independent accountants.

14.5	Quorum; Action

(a)
Persons entitled to vote 25% in principal amount of Outstanding Debentures shall constitute a quorum for a meeting of Holders. In the absence of a quorum within thirty (30) minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders, be dissolved. In the absence of a quorum in any other case the meeting may be adjourned for a period of not less than ten (10) days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, the Holders present or represented at such adjourned meeting shall constitute the quorum and the business for which the meeting was adjourned may be transacted. Notice of the reconvening of any adjourned meeting shall be given as provided in subsection 14.2(a), except that such notice need be given only once not less than five (5) days prior to the date on which the meeting is scheduled to be reconvened.

(b)
Except as limited by subsection 17.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of

Holders of a majority in principal amount of the Debentures present or represented by proxy at such meeting or adjourned meeting; provided, however, that, except as limited by subsection 17.2, any resolution with respect to any Act that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Debentures may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of Outstanding Debentures.

(c)	Any resolution passed or decision taken at any meeting of Holders duly held in accordance with this section 14.5 will be binding on all Holders, whether or not present or represented at the meeting.

14.6	Determination of Voting Rights; Chairman; Conduct and Adjournment of Meetings

(a)
Notwithstanding any other provisions of this Indenture, the Trustee or the Issuer, with the approval of the Trustee, may make and from time to time may vary such reasonable regulations as it may deem advisable for any meeting of Holders in regard to proof of the holding of Debentures and the appointment of proxies and in regard to the appointment and duties of scrutineers of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted by any such regulations, the holding of Debentures shall be proved in the manner specified in section 1.12 and the appointment of any proxy shall be proved in the manner specified in section 1.12. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in section 1.12 or other proof.

(b)
The Trustee shall, by an instrument in writing, appoint a chairman and secretary of the meeting, unless the meeting shall have been called by the Issuer or by Holders as provided in subsection 14.2(b), in which case the Issuer or the Holders calling the meeting, as the case may be, shall in like manner appoint a chairman and secretary.

(c)
At any meeting of Holders, each Holder of a Debenture or proxy shall be entitled to one vote for each one thousand Dollars ($1,000) principal amount of Debentures held or represented by such Holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Debenture challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Debenture or proxy.

(d)	Any meeting of Holders duly called pursuant to subsection 14.2(b) at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of Outstanding Debentures represented at the meeting and the meeting may be held as so adjourned without further notice.

14.7	Counting Votes and Recording Action of Meetings

The vote upon any resolution submitted to any meeting of Holders shall be by written ballots on which shall be inscribed the signatures of the Holders or of their representatives by proxy and the principal amounts and serial numbers of Outstanding Debentures held or represented by them. The chairman of the meeting shall appoint two scrutineers of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the scrutineers of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in section 14.2 and, if applicable, section 14.5. Each copy shall be signed and verified by the affidavits of the chairman and secretary of the meeting and one such copy shall be delivered to the Issuer, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

14.8	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore in this Article 14 may also be taken and exercised (i) by the Holders of a 66 2/3% of the principal amount of Outstanding Debentures by an instrument in writing signed in one or more counterparts by such Holders or their duly appointed proxies or agents with respect to resolutions which are not Extraordinary Resolutions and (ii) by the Holders of not less than 90% in principal amount of Outstanding Debentures by an instrument in writing signed in one or more counterparts by such Holders or their duly appointed proxies or agents with respect to resolutions which are Extraordinary Resolutions and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

14.9	Holdings by the Issuer Disregarded

In determining whether Holders holding Debentures evidencing the required number of Debentures are present at a meeting of Holders for the purpose of determining a quorum or for the purpose of determining whether Holders have concurred in any consent, waiver, resolution or other action under this Indenture, the Debentures owned legally or beneficially by the Issuer and its Subsidiaries shall be disregarded.

ARTICLE 15
AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE

15.1	Amalgamation and Consolidations of Issuer and Conveyances Permitted Subject to Certain Conditions

Neither the Issuer nor any of the Guarantors will consolidate with or amalgamate into any other corporation or enter into any reorganization or arrangement or effect any conveyance, sale, transfer or lease of all or substantially all of its assets, unless in any such case:

(a)
the Issuer or such Guarantor (as the case may be) shall be the continuing corporation, or the successor corporation (or the Person that leases or that acquires by conveyance, sale or transfer all or substantially all of the Issuer’s assets) (such corporation or Person being referred to as the “Successor Issuer” or “Successor Guarantor” as the case may be) shall be organized and existing under (A) in the case of a Successor Issuer, the laws of Canada or of any province thereof, the United States or any State thereof or the District of Columbia and (B) in the case of a Successor Guarantor, the laws of Canada or of any province thereof, the United States or any State thereof or the District of Columbia, or the jurisdiction in which the Guarantor party to such transaction existed prior to such transaction and (i) in the case of a Successor Issuer shall expressly assume the due and punctual payment of the principal of, the premium, if any, and interest on all Outstanding Debentures, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed by the Issuer by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation and, (ii) in the case of a Successor Guarantor, shall expressly assume the due and punctual performance and observance of the Guarantee by execution and delivery to the Trustee of a guarantee substantially in the form attached hereto as Schedule 11.1;

(b)
in the case of a transaction to which the Issuer is a party the Debentures will be valid and binding obligations of the Successor Issuer entitling the Holders thereof, as against the Successor Issuer, to all the rights of Holders under this Indenture;

(c)
the Issuer, the Guarantor, or such Successor Issuer or Successor Guarantor as the case may be, shall not immediately thereafter be in default under this Indenture or the Debentures and no event that, after notice or passage time, would become an event of default, shall have occurred and be continuing;

(d)
except in the case of a transaction resulting in a Change of Control, in the case of a transaction to which the Issuer is a party, the Successor Issuer will be a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the jurisdictions in which such entity is a reporting issuer and shall have securities into which the Debentures may be converted which securities are (i) listed for trading on a Recognized Stock Exchange, and (ii) Prescribed Securities; and

(e)
if the Issuer or a Guarantor will not be the resulting or Successor Issuer or Successor Guarantor, the Issuer shall have, at or prior to the effective date of such consolidation, merger or transfer, delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this section 15.1 and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this Article, and that all conditions precedent herein provided for and relating to such transaction have been complied with.

Upon the assumption of the Issuer’s or any of the Guarantors’ obligations by such entity in such circumstances, the Issuer or the Guarantor, as applicable, shall be discharged from all obligations under the Debentures and the Indenture and, in the case of a Guarantor, the Guarantee, and provided that the Issuer shall deliver to the Trustee an Opinion of Counsel that states that such discharge will not result in the Debentures ceasing to meet the withholding tax exemption described in subparagraph 212(1)(b)(vii) of the Income Tax Act (Canada) as it applied on December 31, 2007.  Although such transactions are permitted under the Indenture, certain of the foregoing transactions occurring could nevertheless constitute a Change of Control of the Issuer, permitting each Holder to require the Issuer to purchase the Debentures of such Holder as described above.

15.2	Rights and Duties of Successor Issuer

(a)
In case of any such amalgamation, reorganization, arrangement, conveyance, sale, transfer or lease and upon any such assumption by the Successor Issuer, such Successor Issuer or Successor Guarantor shall, in the case of a Successor Issuer, agree to be bound by the terms of this Indenture as principal obligor in place of the Issuer, and in the case of a Successor Guarantor, the Guarantee, with the same effect as if it had been named herein as the Issuer or the Guarantor. Such Successor Issuer thereupon may cause to be signed, and may issue either in its own name or in the name of the Issuer, any or all Debentures which theretofore shall not have been signed by the Issuer and delivered to the Trustee. All Debentures so issued shall in all respects have the same legal rank and benefit under this Indenture as Debentures theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debentures have been issued at the date of the execution hereof.

(b)
In the case of any such amalgamation, reorganization, arrangement, conveyance, sale, transfer or lease, such changes in phraseology and form (but not in substance) may be made in Debentures thereafter to be issued as may be appropriate.

ARTICLE 16
NOTICES

16.1	Notice to Issuer

Any Notice to the Issuer shall be in writing and shall be valid and effective if personally delivered or sent by facsimile transmission (with receipt confirmed) to the Issuer, at:

[■]

Attention:         [■]
Facsimile No.:  [■]

and such Notice shall be deemed to have been received by the Issuer, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. (Toronto time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Toronto time) on a Business Day. The Issuer may from time to time notify the Trustee of a change in address or facsimile number by Notice given as provided in section 16.3.

16.2	Notice to Holders

(a)
Any Notice to Holders may be effectively given if personally delivered, couriered, sent by facsimile transmission (with receipt confirmed), or mailed, in each case at post office address appearing in the relevant register and such Notice shall be deemed to have been received by a Holder, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed) on the day of transmittal of such Notice if sent before 5:00 p.m. (Toronto Time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date.

(b)
If the regular mail service is suspended or for any other reason it shall be impracticable to give Notice to Holders by mail, then such notification to Holders may be given by the publication of the Notice once in a daily newspaper with national circulation in Canada or in any other manner approved by the Trustee, and it shall constitute sufficient Notice to such Holders for every purpose hereunder. In any case where Notice to Holders is given by mail, neither the failure to mail such Notice nor any defect in any Notice so mailed to any particular Holder shall affect the sufficiency of such Notice with respect to other Holders.

(c)	Any Notice sent to the Holders as provided above shall be effective notwithstanding that any such Notice has accidentally or inadvertently not been delivered or mailed to one or more such Holders.

16.3	Notice to Trustee

Any Notice to the Trustee shall be in writing and shall be valid and effective if personally delivered, couriered or sent by facsimile transmission at:

[■]
[Address]

Attention:         [■]
Facsimile No.:  [■]

and such Notice shall be deemed to have been received by the Trustee, where given by delivery, on the day of delivery or where sent by facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. (Toronto Time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Toronto Time) on a Business Day. The Trustee may from time to time notify the Issuer of a change in address or facsimile number by Notice given as provided in section 16.1.

ARTICLE 17
AMENDMENTS, SUPPLEMENTS AND WAIVERS

17.1	Without Consent of Holders

The Issuer and the Trustee may amend or supplement this Indenture, the Guarantee or the Debentures without notice to or consent of any Holder for the purpose of:

(a)	evidencing a successor to the Issuer or a Guarantor and the assumption by that successor of the Issuer’s or one or more Guarantors’ obligations under this Indenture, the Guarantee and the Debentures;

(b)	adding to the Issuer’s or the Guarantors’ covenants for the benefit of the Holders or surrendering any right or power conferred upon the Issuer or the Guarantor;

(c)	securing the Issuers or one or more of the Guarantors’ obligations in respect of the Debentures;

(d)	adding a Guarantor;

(e)	evidencing and providing for the acceptance of the appointment of a successor trustee in accordance with Article 13;

(f)	complying with the requirements of the Canada Business Corporations Act applicable to trust indentures;

(g)	curing any ambiguity, omission or inconsistency or correcting or supplementing any defective provision contained in this Indenture; or

(h)	making any other changes to the Indenture that do not adversely affect the interest of the Holders in any material respect.

17.2	With Consent of Holders

(a)
The Issuer and the Trustee may amend or supplement this Indenture or the Debentures with the written consent of the Holders of at least a majority in aggregate principal amount of the Debentures then outstanding.  However,  without approval thereof by Extraordinary Resolution, an amendment, supplement or waiver may not:

(i)	alter the manner of calculation or rate of accrual of interest on the Debentures or change the time of payment;

(ii)	make the Debentures convertible into securities other than Common Shares;

(iii)	change the Stated Maturity date of the principal of, or any instalment of interest on, any Debenture;

(iv)	reduce the principal amount or Change of Control Repurchase Price with respect to the Debenture;

(v)	make any change that adversely affects the rights of Holders to require the Issuer to purchase the Debentures at the option of Holders;

(vi)	impair the right to institute suit for the enforcement of any payment with respect to the Debenture or with respect to conversion of the Debenture;

(vii)	change the currency of payment of principal of, or interest on, the Debenture;

(viii)
except as otherwise permitted or contemplated by provisions of the Indenture concerning specified reclassification or corporate reorganizations, or otherwise pursuant to Article 7, change the Conversion Rate or otherwise adversely affect the conversion rights of the Holders;

(ix)	release any of the Guarantors from any of their obligations under the Guarantee or the Indenture, except in accordance with the Indenture;

(x)	change the provisions in the Indenture that relate to modifying or amending the Indenture.

(xi)	reduce the percentage in principal amount of the Outstanding Debentures, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture, or reduce the requirements of section 14.4 for voting or section 14.5 for quorum or;

(xii)
modify any of the provisions of this section 17.2 except to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holders of Debentures expressed by Extraordinary Resolution.

Notwithstanding the foregoing provisions of this section 17.2, none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 4 which could reasonably be expected to detrimentally affect the rights, remedies or recourse or the priority of the Senior Creditors.

(b)
After an amendment, supplement or waiver under this section 17.2 becomes effective, the Issuer shall promptly mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver.  Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

17.3	Execution of Supplemental Indentures

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article 17 (a “Supplemental Indenture”) or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and subject to section 13.1, shall be fully protected in acting and relying upon, an Opinion of Counsel stating that the execution of such Supplemental Indenture is authorized or permitted by this Indenture, is not inconsistent herewith, is a valid and binding obligation of the Issuer, enforceable in accordance with its terms, subject to enforceability being limited by bankruptcy, insolvency or other laws affecting the enforcement of creditor’s rights generally and equitable remedies including the remedies of specific performance and injunction being granted only in the discretion of a court of competent jurisdiction and, in connection with a Supplemental Indenture executed pursuant to this section 17.3, that the Trustee is authorized to execute and deliver such Supplemental Indenture without the consent of the Holders and, in connection with a Supplemental Indenture executed pursuant to subsection 17.2, that the requisite consents of the Holders have been validly obtained in accordance with subsection 17.2 hereof and that such Supplemental Indenture complies, if necessary, with Section 17.6. The Trustee may, but shall not be obligated to, enter into any such Supplemental Indenture that adversely affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

17.4	Effect of Supplemental Indentures

Upon the execution of any Supplemental Indenture under this Article 17, this Indenture shall be modified in accordance therewith, and such Supplemental Indenture shall form a part of this Indenture for all purposes, unless otherwise so specified; and every Holder theretofore or thereafter certified and delivered under this Indenture shall be bound by the Supplemental Indenture.

17.5	Reference in Debentures to Supplemental Indentures

Debentures certified and delivered after the execution of any Supplemental Indenture pursuant to this Article 17 may, and shall if required by the Issuer, bear a notation in form approved by the Trustee as to any matter provided for in such Supplemental Indenture. If the Issuer shall so determine, new Debentures so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any such Supplemental Indenture may be prepared and executed by the Issuer and certified and delivered by the Trustee in exchange for Outstanding Debentures.

17.6	Prior Approval of Recognized Stock Exchange

Notwithstanding anything to the contrary in this Indenture, no supplement or amendment to the terms of the Debentures or to this Indenture may be made without the prior consent of the Recognized Stock Exchange on which the Commons Shares are listed, if such consent is required by the rules and requirements of such Recognized Stock Exchange.

ARTICLE 18
MISCELLANEOUS PROVISIONS

18.1	Acceptance of Trusts

The Issuer and the Trustee hereby specifically acknowledge and agree that the Trustee is acting hereunder in its capacity as the Person holding the power of attorney of the Holders for the purposes of this Indenture and in conformity with and subject to the terms and conditions of this Indenture. Each Holder, by its acceptance thereof, accepts and confirms the appointment of the Trustee as the Person holding the power of attorney of such Holder for the purposes of this Indenture and in conformity with and subject to the terms and conditions of this Indenture.

18.2	Protection of Trustee

The Trustee shall not be obligated under any circumstances whatsoever in the fulfilment of any of the circumstances and obligations hereunder, to expend or risk its funds or otherwise incur financial liability.

18.3	Judgment Currency

If a judgment or order given or made by any court for the payment of any amount in respect of any Debenture is expressed in a currency (the “judgment currency”) other than the currency (the “denomination currency”) in which such Debentures are denominated or in which such amount is payable, the Issuer will indemnify the relevant Holder against any deficiency arising or resulting from any variation in rates of exchange published by The Bank of Canada between the date as of which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof.  This indemnity will constitute a separate and independent obligation from the other obligations contained in the terms and conditions of the Debentures, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Debenture or under any such judgment or order.

18.4	Counterparts and Formal Date

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear a date as of the date hereof.

[The remainder of this page was left intentionally blank]

S-1

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

[Computershare Trust Company of Canada]

By:
Name:
Title:

●

By:
Name:
Title:

●

By:
Name:
Title:

●

By:
Name:
Title:

Trust Indenture

S-2

■

By:
Name:
Title:

■

By:
Name:
Title:

Trust Indenture

SCHEDULE 2.2

FORM OF DEBENTURE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH ●, 2014 [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER THE ISSUE DATE].

[■ LOGO]

_____________________
No. SAMPLE ONLY	CUSIP [■]

BlackBerry Limited

(A corporation incorporated pursuant to the laws of Ontario)

 6% Convertible Unsecured Debenture Due [November ●], 2020

Date of Initial Issue: [November ●], 2013	Maturity Date: [November ●], 2020

Registered Holder: <*>

[For the purposes of a Global Debenture only:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO [■] (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS ISSUED PURSUANT TO A MASTER LETTER OF REPRESENTATIONS OF THE ISSUER TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME.”]

[Insert U.S. Legend in accordance with Section 2.20 of the Indenture, as applicable]

BlackBerry Limited (the “Issuer”), for value received, hereby acknowledges itself indebted and promises  to pay to the order of the registered holder on November ●, 2020 (the “Maturity Date”), or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the principal sum of:

[insert amount]

in lawful money of the United States, on presentation and surrender of this Debenture at the principal office of the Trustee (defined below) in the manner specified in the Indenture (defined below), in the City of Toronto, Province of Ontario, and to pay interest on the principal amount hereof at the rate of 6% per annum from and including the Issue Date or from and including the last Interest Payment Date on which interest shall have been paid or made available for payment on the Debentures then Outstanding, whichever shall be later, to but excluding the September Interest Payment in equal quarterly instalments in arrears on the last day of February, May, August and November in each year (each such date an “Interest Payment Date”), commencing on ●, 2014 with overdue interest, if any, at the same rate after as well as before maturity and after as well as before maturity, default and judgment.

As interest on this Debenture becomes due, the Issuer (subject to early repurchase or conversion pursuant to the terms of the Indenture (as defined below)) shall either (a) deliver to the office of the Trustee at the Corporate Trust Office, a certified cheque for such payment, or (b) make an electronic funds transfer to an account designated by the Trustee for such payment, in each case to enable the Trustee to forward such payment to the Holders.

This Debenture is one of the 6% Convertible Unsecured Debentures due November ●, 2020 (the “Debentures”) in the aggregate principal amount of up to $ ● in lawful money of United States created and issued under a Trust Indenture (the “Indenture”) dated as of November ●, 2013 made between the Issuer, the Guarantors and [■], as trustee (the “Trustee”). Reference is hereby made to the Indenture for a description of the rights of the Holders of the Debentures, the Issuer, the Guarantors and the Trustee and of the terms and conditions upon which the Debentures are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Debenture, by acceptance hereof, agrees. To the extent that the terms and conditions stated in this Debenture conflict with the terms and conditions of the Indenture, the latter shall prevail. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Debentures are issuable as fully registered Debentures in denominations of $1,000 and integral multiples of $1,000. The Debentures of any authorized denomination may be exchanged, as provided in the Indenture, for Debentures in equal aggregate principal amount.

The Debentures certified and issued under the Indenture rank pari passu with one another, in accordance with their tenor without discrimination, preference or priority and, subject to statutory preferred exceptions, shall rank equally with all other present and future unsecured indebtedness of the Issuer other than Specified Senior Indebtedness permitted under Section 8.1(a) of the Indenture.  The Debentures and the Guarantees shall be subordinated, in accordance with the provisions of Article 4, to the Specified Senior Indebtedness of the Issuer and the Guarantors permitted under Section 8.1(a) of the Indenture.

Each $1,000 principal amount of Debentures is convertible commencing ten days after issue and ending on the third Business Day prior to the Maturity Date, into that number of Common Shares obtained by dividing $1,000 by the conversion price of $10.00 per Common Share (the “Conversion Price”), subject to adjustment upon the occurrence of certain events specified in the Indenture.

The Issuer must give notice to the Trustee and all Holders on the date that a Change of Control bid has been made and that such Change of Control bid has triggered a permitted conversion period.

The Issuer must on the same date that a dividend increase occurs, provide notice to the Trustee and the Holders of such dividend increase stating that such dividend increase has triggered a permitted conversion period. If the Issuer fails to deliver such notice at least thirty (30) days prior to the record date for the Common Shares which are to receive the next dividend payable by the Issuer, any Holder that elects to convert its Debentures during such period shall also be entitled to receive an amount equal to the amount such Holder would have received if it had been a holder of the Common Shares received on such conversion as of such record date.

No fractional Common Shares will be delivered to the Holders upon conversion, but in lieu thereof, if such a fraction shall become owing, the Issuer will make an equivalent cash payment. The accrued and unpaid interest on any Debentures so converted shall be paid in cash.

Upon the giving of notice by the Trustee of the occurrence of an Event of Default in accordance with the Indenture and a declaration by the Trustee that the Debentures are due, the Debentures will become immediately due and payable, subject to the provisions for subordination.

The Issuer will be required, not more than ten (10) days after the occurrence of a Change of Control, to make an offer to repurchase the Debentures then Outstanding by notice to the Holders thereof and the Trustee. The repurchase price payable to the Holders shall be equal to 115% of the principal amount thereof, plus accrued and unpaid interest thereon.

The Issuer may at its option at any time on or after November ●,  2016, and from time to time thereafter, redeem all, or any of the Debentures on not less than forty (40) and not more than sixty (60) days’ prior notice to the Holders for cash at the following redemption prices:

(a)
104% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November ●, 2016 and prior to November ●, 2017;

(b)
103% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November ●, 2017 and prior to November ●, 2018;

(c)
102% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November ●, 2018 and prior to November ●, 2019; and

(d)
101% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November ●, 2019 and prior to November ●, 2020.

Any Debenture Payments will be made free and clear of and without withholding or deduction for or on account of Taxes, unless the Issuer or Guarantor is required to withhold or deduct any amount for or on account of Taxes by Applicable Law.  If the Issuer or Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any Debenture Payment made under or with respect to the Debentures, the Trustee will make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by Applicable Law and the Issuer or Guarantor, as applicable, will pay to the Trustee for payment to the relevant Holder Additional Amounts as may be necessary so that the net amount received by each Holder (including Additional Amounts) after the withholding or deduction on any Indemnified Taxes will not be less than the amount such Holder would have received if such Indemnified Taxes had not been withheld or deducted.

The Indenture contains provisions for the holding of meetings of Holders and rendering certain resolutions passed at such meetings by, or by instruments in writing signed by, the Holders of the majority in aggregate principal amount of the Debentures Outstanding binding upon all Holders, subject to the provisions of the Indenture.

This Debenture may only be transferred upon compliance with the conditions precedent in the Indenture on the register kept at the principal office of the Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as the Issuer with the approval of the Trustee may designate, and may be exchanged at any such place, by the Holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Indenture.

This Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

This Debenture will be entitled to the benefits of the Guarantee made for the benefit or the Holders. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders.

The Holder of this Debenture, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Debenture and of the Indenture and confirms the appointment of the Trustee and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF [■] has caused this Debenture to be signed by its [■] and by its [■].

DATED as of the [■] day of [■], 2013.

[■]

Per:

Per:

TRUSTEE’S CERTIFICATE

This Debenture is one of the 6% Convertible Unsecured Debentures due November [■], 2020 referred to in the within-mentioned Indenture.

[■], as Trustee

Per:
Authorizing Signing Officer

Date of Certification:

SCHEDULE ”A”

[For the purposes of a Global Debenture only:]

TO THE GLOBAL DEBENTURE No. <*>

 6% Convertible Unsecured Debentures due [November ●], 2020

CUSIP: [■]

ISIN: [■]

Principal Amount:

Authorization:

[TRUSTEE]

Per:
Authorized Signing Officer

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Maturity Date	Authorization

FORM OF ASSIGNMENT

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto [■], whose address and social insurance number, if applicable, are set forth below, this Debenture (or $_______________ principal amount hereof*) of BlackBerry Limited (the “ISSUER”) standing in the name(s) of the undersigned in the register maintained by the registrar appointed by the Issuer with respect to such Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided above the principal amount (which must be $1,000 or an integral multiple thereof) to be transferred.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

The registered Holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered Holder

Name of Institution

SCHEDULE 2.2(c)

[■]

CUSIP [■]

 6% CONVERTIBLE UNSECURED DEBENTURES

DUE [NOVEMBER ●], 2020

PRINCIPAL AMOUNT GRID

The following grid reflects the principal amount outstanding on the attached 6% Convertible Unsecured Debentures due [November ●], 2020 (the “Debentures”) and shall be adjusted at such time as the Debentures are converted or repurchased in accordance with the terms thereof. In no event shall the outstanding principal amount hereunder exceed $●.

DATE	AMOUNT REDUCED	REMAINING PRINCIPAL AMOUNT	AUTHORIZED SIGNATORY BY TRUSTEE
<*>		<*>

SCHEDULE 3.8

FORM OF REDEMPTION NOTICE

[■]

CUSIP [■]

 6% CONVERTIBLE UNSECURED DEBENTURES

DUE [NOVEMBER ●], 2020

REDEMPTION NOTICE

To: Holders of 6% Convertible Unsecured Debentures due [November ●], 2020 (the
“Debentures”) of BlackBerry Limited (“BlackBerry”)
 (the “Issuer”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture  mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 3.8 of the Indenture dated as of [November ●], 2013 (the “Indenture”) made between the Issuer, the Guarantors and [■] as trustee (the “Trustee”), that $<*> principal amount of Debentures outstanding will be redeemed as of <*> (the “Redemption Date”), upon payment of a redemption amount equal to the principal amount being equal to the aggregate of (i) $1,000 for each $1,000 principal amount of Debentures and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the “Redemption Amount”).

The Redemption Amount will be payable upon presentation and surrender of the Debentures presented for redemption at the following corporate trust office:

[■]
[■]
[■]

Attention: [■]

The interest upon the principal amount of Debentures presented for redemption shall cease to be payable from and after the Redemption Date, unless [payment of the Redemption Amount shall not be made][the Common Shares shall not be delivered] on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date.

Holders are reminded that a Permitted Conversion Period has been triggered and they have the right to convert their Debentures pursuant to Article 5 of the Indenture prior to the close of business on the third Business Day immediately preceding the Redemption Date by duly completing the Conversion Notice and delivering same at the place of business of the Trustee indicated above.

SCHEDULE 2.15(a)

FORM OF CERTIFICATE OF TRANSFER

BlackBerry Limited
[INSERT ADDRESS / CONTACT]

Computershare Trust Company of Canada
[INSERT ADDRESS / CONTACT]

Re:  Transfer of Debentures

Reference is hereby made to the Indenture, dated as of November [4], 2013 (the “Indenture”), among BlackBerry Limited, as issuer (the “Company”), and Computershare Trust Company of Canada, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.
____________________, (the “Transferor”) owns and proposes to transfer the Debentures or interests in such Debentures specified in Annex A hereto, in the principal amount of $____________ (the “Transfer”), to ____________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.    ☐    Check if Transferee will take delivery of a beneficial interest in a Restricted Global Debenture or a Restricted Definitive Debenture pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Debenture is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or physical Debenture for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or physical Debenture will be subject to the restrictions on transfer enumerated in the U.S. Legend.

2.    ☐    Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Debenture or an Unrestricted Definitive Debenture pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts in the United States have been made in contravention of the requirements of Regulation S under the Securities

Act, and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

3.    ☐    Check and complete if Transferee will take delivery of a beneficial interest in an Unrestricted Global Debenture or an Unrestricted Definitive Debenture pursuant to any provision of the Securities Act other than Regulation S.

(a)        ☐        Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act.

(b)        ☐        Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144A, Regulation S and Rule 144, and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.           The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b) OR (c)]

(a)	☐	a beneficial interest in the:

(i)	☐	Restricted Global Debenture (CUSIP __________)

(ii)	☐	Unrestricted Global Debenture (CUSIP __________)

(b)	☐	a Restricted Definitive Debenture

(c)	☐	an Unrestricted Definitive Debenture

2.           After the Transfer the Transferee will hold:

[CHECK ONE OF (a) OR (b) OR (c)]

(a)	☐	a beneficial interest in the:

(i)	☐	Restricted Global Debenture (CUSIP __________)

(ii)	☐	Unrestricted Global Debenture (CUSIP __________)

(b)	☐	a Restricted Definitive Debenture

(c)	☐	an Unrestricted Definitive Debenture

in accordance with the terms of the Indenture.

SCHEDULE 2.15(b)
FORM OF CERTIFICATE OF EXCHANGE

BlackBerry Limited
[INSERT ADDRESS / CONTACT]

Computershare Trust Company of Canada
[INSERT ADDRESS / CONTACT]

Re:  Exchange of Debentures

(CUSIP ____________)

Reference is hereby made to the Indenture, dated as of November [4], 2013 (the “Indenture”), among BlackBerry Limited, as issuer (the “Company”), and Computershare Trust Company of Canada, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____________________, (the “Owner”) owns and proposes to exchange the Debentures or interests in such Debentures specified herein, in the principal amount of $__________  (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1.         Exchange of Restricted Definitive Debentures or Beneficial Interests in a Restricted Global Debenture for Unrestricted Definitive Debentures or Beneficial Interests in an Unrestricted Global Debenture

(a)    ☐    Check if Exchange is from a beneficial interest in a Restricted Global Debenture to a beneficial interest in an Unrestricted Global Debenture. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Debenture for a beneficial interest in an Unrestricted Global Debenture in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Debentures and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Debenture is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

 (b)   ☐    Check if Exchange is from Restricted Definitive Debenture to Unrestricted Definitive Debenture. In connection with the Owner’s Exchange of a Restricted Definitive Debenture for an Unrestricted Definitive Debenture, the Owner hereby certifies (i) the Unrestricted Definitive Debenture is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Debentures and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Debenture is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2.         Exchange of Beneficial Interests in an Unrestricted Global Debenture for Beneficial Interests in a Restricted Global Debenture

In connection with the Exchange of the Owner’s beneficial interest in an Unrestricted Global Debenture for a beneficial interest in a Restricted Global Debenture in an equal principal amount, the Owner hereby certifies that the beneficial interest is being acquired for the Owner’s own account without transfer.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

SCHEDULE 5.1(b)

FORM OF CONVERSION NOTICE

TO:      [■]

Attention:      [■]

[Trustee]
[Address]

Attention:      [■]

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 5.1 of the Indenture dated as of [November ●], 2013 (the “Indenture”) made between the Issuer, the Guarantors and [■], as trustee (the “Trustee”) that the undersigned registered holder of 6% Convertible Unsecured Debentures due [November ●], 2020 bearing Certificate No. <*> irrevocably elects to convert such Debentures, together with the accrued and unpaid interest thereof, to Common Shares on the date of conversion specified below, in accordance with the terms of the Indenture referred to in such Debenture and tenders herewith the Debenture, and directs that the Common Shares of the Issuer issuable and deliverable upon such conversion be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the Holder, all requisite transfer taxes must be tendered by the undersigned.)

Dated:
(Signature of Registered Holder)

Date of conversion: ____________________(which date shall fall within a Permitted Conversion Period).

*        If less than the full principal amount of the Debenture, indicate in the space provided below the principal amount (which must be $1,000 or integral multiples thereof) to be converted.

Principal amount to be converted $              (must be $1,000 or integral multiplies thereof)

(Print name in which Common Shares are to be issued, delivered and registered)

Name

(Address, City, Province and Postal Code)

Name of guarantor:

Authorized signature:

Note: If Common Shares are to be issued in the name of a Person other than the Holder, the signature must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

SCHEDULE 5.4

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

To:       [●] Trust Company,
as trustee for the securities of BlackBerry Limited

c/o       BlackBerry Limited
[●]

The undersigned seller (i) acknowledges that the sale of the securities of BlackBerry Limited (the “Issuer”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (ii) certifies that: (A) it is not an affiliate (as defined in Rule 405 under the U.S. Securities Act) of BlackBerry Limited; (B) the offer of the securities was not made to a person in the United States and either (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (2) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (C) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities; (D) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (E) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (F) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

Dated:
Name of Seller

By:
Name:
Title:
Affirmation by Seller’s Broker-Dealer

We have read the foregoing representations of our customer, _______________________ (the “Seller”)  dated _________________________, with regard to our sale, for such Seller’s account, of the ___________________ securities of the Issuer described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) either (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (2) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities.  Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By:
Name of Firm		Authorized Officer

SCHEDULE 11.1

FORM OF GUARANTEE

TO:	[■] as trustee under a Trust Indenture dated as of [November ●], 2013 (the “Trustee”) providing for the issuance of Debentures (as defined therein) of BlackBerry Limited

THIS GUARANTEE is made this [■] day of [November ●], 2013

WHEREAS the undersigned (hereinafter referred to as the “Guarantor”) has agreed to provide the Trustee with a guarantee of the Obligations (as hereinafter defined) of BlackBerry Limited (the “Obligor”) pursuant to a trust indenture made as of the date hereof between, inter alia, the Obligor, the undersigned and the other guarantors party thereto and the Trustee as the same may be supplemented, amended, restated or replaced from time to time (the “Indenture”);

AND WHEREAS the Guarantor has agreed that if this guarantee is not enforceable, the Guarantor will indemnify the Trustee;

NOW THEREFORE THIS GUARANTEE WITNESSES that in consideration of the premises and the covenants and agreements herein contained, the sum of $1.00 now paid by the Trustee to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Guarantor covenants with the Trustee as follows:

ARTICLE 1
GUARANTEE

1.1	Guarantee

The Guarantor hereby unconditionally and irrevocably guarantees in favour of the Trustee for and on behalf of each of the holders of Debentures (“Holders” or “Holders”) the due and punctual payment of the principal of and premium (if any) and interest on the Debentures and all other amounts due or owing to the Holders, and the due and punctual performance of all other obligations of the Issuer to the Holders or the Trustee, in each case in accordance with the terms of the Trust Indenture and the Debentures (collectively the “Obligations”) as and when the same shall from time to time become due and payable in accordance with the terms of the Trust Indenture and Debentures. The Guarantor also agrees to pay all costs and expenses incurred by the Trustee in enforcing its rights hereunder, including, without limitation, the reasonable fees and disbursements of third-party counsel to the Trustee. The Guarantor acknowledges that it will receive direct and indirect benefits from the arrangements contemplated by the Trust Indenture and the transactions contemplated thereby.

[INSERT APPROPRIATE LIMITATION CLAUSE FOR NON-CANADIAN GUARANTORS.]

1.2	Indemnity

In addition to the guarantee provided in section 1.1 hereof, if any or all of the Obligations are not duly paid or performed by the Obligor and are not recoverable under section 1.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Trustee and each Holder from and against all losses resulting from the failure of the Obligor to pay or perform such Obligations.

1.3	Guarantor Liable as Principal

The Guarantor shall be liable to the Trustee and the Holders as principal debtor and not as surety only, and will not plead or assert to the contrary in any action taken by the Trustee or the Holders in enforcing this Agreement.

1.4	Obligations Absolute

The liability of the Guarantor hereunder will be absolute and unconditional and will not be discharged, diminished or in any way affected by:

(a)	any lack of validity or enforceability of the Obligations or any agreement between the Obligor and the Trustee and each Holder or of the guarantee of any other guarantor of the obligations;

(b)	any impossibility, impracticability, frustration of purpose, illegality, force majeure or act of government;

(c)
the bankruptcy, winding-up, liquidation, dissolution or insolvency of the Obligor or any other guarantor or person or the amalgamation of or any change in the status, function, control or ownership of, the Obligor, the Guarantor, the Trustee or any other person;

(d)	the release or amendment of any other guarantee of the Obligations;

(e)
any lack or limitation of power, incapacity or disability on the part of the Obligor or of the directors, partners or agents thereof or any other irregularity, defect or informality on the part of the Obligor in its obligations to the Trustee and each Holder; or

(f)
any other law, regulation or other circumstance that might otherwise constitute a defence available to, or a discharge of, the Guarantor, the Obligor or any other Person in respect of any or all of the Obligations or the liability of the Guarantor.

ARTICLE 2
DEALINGS WITH OBLIGOR AND OTHERS

2.1	No Release

The liability of the Guarantor hereunder will not be released, discharged, limited or in any way affected by anything done, suffered or permitted by the Trustee or any Holder in connection with any duties or liabilities of the Obligor to the Trustee or any Holder or any guarantee therefor including any loss of or in respect of any security received by the Trustee from the Obligor or others. Without limiting the generality of the foregoing, and without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability hereunder, without obtaining the consent of or giving notice to the Guarantor, the Trustee may, subject to the terms of the Trust Indenture:

(a)	agree to any change in the time, manner or place of payment under, or in any other term of, any agreement between the Obligor and the Trustee or any Holder; or

(b)	grant time, renewals, extensions, indulgences, releases and discharges to the Obligor or any other guarantor;

(c)	take or abstain from taking or enforcing securities or collateral from the Obligor or from perfecting securities or collateral of the Obligor or any other Person;

(d)	accept compromises from the Obligor or any other guarantor;

(e)	apply all money at any time received from the Obligor or from securities or collateral received from the Obligor or any other guarantor in accordance with the Trust Indenture; and

(f)	otherwise deal with the Obligor or any other guarantor and all other Persons and securities as the Trustee may see fit.

2.2	Release of Guarantor

Notwithstanding the foregoing, the Trustee shall release the Guarantor from its obligations pursuant to this guarantee if at any time the Issuer delivers to the Trustee an Officer’s Certificate and other documentary evidence satisfactory to the Trustee indicating that such Guarantor is no longer a Subsidiary of the Issuer.

In no case will the liability of the Guarantor hereunder be discharged, diminished or in any way affected as a result of any default under, or breach by the Trustee or its agents of, (a) the Trust Indenture or any other agreement, (b) any applicable law, or (c) any other obligation or duty binding the Trustee or its agents.

The Guarantor waives all rights it may have as surety, whether at law, in equity or otherwise, that are inconsistent with the provisions of this Agreement.

2.3	No Exhaustion of Remedies

The Trustee will not be bound or obligated to exhaust its recourse against the Obligor or other persons or any securities or collateral it may hold or take any other action before being entitled to demand payment from the Guarantor hereunder.

2.4	Prima Facie Evidence

Any account settled or stated in writing by or between the Trustee and the Obligor will, in the absence of manifest error, be prima facie evidence that the balance or amount thereof appearing due to the Trustee is so due.

2.5	No Set-off

In any claim by the Trustee against the Guarantor, the Guarantor may not assert any set-off or counterclaim that either the Guarantor or the Obligor may have against the Trustee.

2.6	Continuing Guarantee

The obligations of the Guarantor hereunder will constitute and be continuing obligations and will apply to and secure any ultimate balance due or remaining due to the Trustee and the Holders in respect of the Obligations and will not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid to the Trustee and/or the Holders. This Guarantee will continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by the Trustee upon the occurrence of any action or event including the insolvency, bankruptcy or reorganization of the Obligor or otherwise, all as though such payment had not been made.

2.7	Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Obligations is rescinded or must otherwise be returned by the Trustee or any Holder upon any Proceedings of or affecting the Obligor or any other Person or for any other reason whatsoever, all as though such payment had not been made.  The Trustee may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder or the effect of this section 2.7.

ARTICLE 3
DEMAND

3.1	Demand

If any Obligation is not paid for any reason whatsoever, including upon demand by the Trustee, the Trustee may demand forthwith from the Guarantor the total amount of such Obligation. The Guarantor will make payment to or performance in favour of the Trustee of the total amount of all Obligations hereunder forthwith after demand therefor is made to the Guarantor. The Guarantor will make payment to the Trustee forthwith upon demand of all reasonable costs and expenses incurred by the Trustee in enforcing this Guarantee.

3.2	Interest

All amounts payable by the Guarantor under this Agreement shall bear interest payable by the Guarantor from the date of demand for payment both before and after default and judgment at the rate applicable to the Debentures.

ARTICLE 4
SUBROGATION

4.1	Subrogation

The Guarantor will not be entitled to subrogation until the Obligations are performed and paid in full, and no such payment is subject to rescission or other like return. Thereafter, the Trustee will, at the Guarantor’s request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

ARTICLE 5
EQUAL BENEFIT

5.1	Equal Benefit

This Guarantee is entered into with the Trustee for the benefit of, and the Trustee declares that it holds the same for the equal and rateable benefit of, all Holders. No Holder shall have any right to institute any suit, action or proceeding against the Guarantor hereunder other than in the circumstances described in section 10.8 of the Trust Indenture. Subject to the preceding sentence, all powers and trusts hereunder shall be exercised and all the proceedings at law or in equity shall be instituted, held and maintained by the Trustee for the equal benefit of all Holders.

ARTICLE 6
GENERAL

6.1	Binding Effect of the Guarantee

This Guarantee will be binding upon the successors of the Guarantor and will ensure to the benefit of the Trustee and Holders and their respective successors and assigns.

6.2	Entire Agreement

This Guarantee together with the applicable provisions of the Trust Indenture constitutes the entire agreement between the Guarantor and the Trustee with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties except as expressly set forth herein or in the Trust Indenture. The Trustee will not be bound by any representations or promises made by the Obligor to the Guarantor and possession of this Guarantee by the Trustee will be conclusive evidence against the Guarantor that the Guarantee was not delivered in escrow or pursuant to any agreement that it should not be effective until any condition precedent or subsequent has been complied with.

6.3	Amendments and Waivers

No amendment to this Guarantee will be valid or binding unless set forth in writing and duly executed by the Guarantor and the Trustee. No waiver of any breach of any provision of this Guarantee will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

6.4	Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof, and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

6.5	Waiver of Notice

The Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Obligations and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described herein and all other notices whatsoever in respect of the Obligations except to the extent, if at all, that the Personal Property Security Act (Ontario) or other applicable law requires notice to be given to the Guarantor in connection with any disposition of collateral by or on behalf of the Trustee.

6.6	Notices

Any notice to be given in connection with this Agreement shall be provided in writing to the party for whom it is intended as follows:

(a)	To the Guarantor:

[■]

[Address]

Attention:        [■]
Facsimile No:  [■]

(b)	To the Trustee:

[■]

[Address]

Attention:         [■]
Facsimile No.:  [■]

or such other mailing or facsimile address as may be designated by notice given by any party to the other. Unless the law deems a particular notice to be received earlier, a notice shall not be deemed received until actual receipt by the other party of an original of such notice or facsimile thereof if sent by facsimile transmission.

6.7	Governing Law

This Guarantee will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating in any way to this Guarantee.

6.8	Headings

The division of this Guarantee into Articles and sections and the insertion of headings are for convenience of reference only and will not affect the construction of interpretation of this Guarantee. The terms “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and sections are to Articles and sections of this Guarantee.

6.9	Extended Meanings

In this Guarantee, words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

6.10	Definitions

Terms capitalized herein but not otherwise defined shall have the meaning attributed thereto in the Trust Indenture.

IN WITNESS WHEREOF the Guarantor has signed this Guarantee.

GUARANTOR

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE 11.3

OPINIONS REGARDING GUARANTORS

1.	Existence of the Guarantor.

2.	Corporate power and authority of the Guarantor to enter into the Guarantee and carry out its obligations.

3.	No authorization, approvals, orders, etc. required for the Guarantor to execute and deliver the Guarantee or perform its obligations other than as have been obtained.

4.	Due execution, delivery and enforceability of the Guarantee.

5.	The execution and delivery of the Guarantee and the performance of any of the terms hereof do not violate, contravene or breach any Applicable Law of Ontario or the [jurisdiction].

6.	Application of Ontario law in accordance with the choice of law in the Indenture by a court of competent jurisdiction in [jurisdiction]. [NTD: For non-Canadian Guarantors only]

7.
Enforcement by a court of competent jurisdiction in [jurisdiction] of a final and conclusive in personam judgment of an Ontario court without a re-examination of the merits of the issues determined by the proceedings in the Ontario court.  [NTD:  For non-Canadian Guarantors only]

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	November 7, 2013	By:	/s/ Brian Bidulka
			Name:	Brian Bidulka
			Title:	Chief Financial Officer